SingTel

RECEIVED

2005 DEC 20 P 2:00

OFFICE OF INTERNATIONAL CORPORATE FINANCE

1 December 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

05013413

SUPPL

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 2 November 2005 to 10 November 2005.

Our SEC file number is 82-3622.

Yours faithfully

PROCESSED
DEC 2 1 2005
THOMSON
FINANCIAL

Lim Li Ching (Ms)
Assistant General Counsel

Encs

12/21

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00

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Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	10-Nov-2005 06:26:28
Announcement No.	00004

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Announcement Title *	SingTel Group's Results for the Second Quarter and Half Year Ended 30 September 2005 - News Release
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SingTel

News Release

The SingTel Group's results for the second quarter and half year ended 30 September 2005

Operating revenue up 5.8% to S$3.30 billion
Net profit grew 5.7% to S$809 million
Underlying earnings per share increased 8.9%

Singapore, 10 November 2005 -- Singapore Telecommunications Limited (SingTel) today announced its unaudited results for the second quarter and half year ended 30 September 2005.

Highlights

	Quarter		YOY	Half Year		YOY
	Sep 2005 (S$m)	Sep 2004 (S$m)	Change	Sep 2005 (S$m)	Sep 2004 (S$m)	Change
Operating revenue	3,301	3,120	5.8%	6,516	6,141	6.1%
Operational EBITDA	1,126	1,150	-2.1%	2,260	2,279	-0.9%
Share of associates' ordinary earnings	371	320	16.1%	747	616	21.3%
EBITDA	1,573	1,554	1.3%	3,176	3,064	3.7%
Net profit attributable to shareholders	809	766	5.7%	1,605	1,466	9.5%
Underlying net profit [1]	755	735	2.7%	1,517	1,431	6.0%
Underlying EPS (cents)	4.53	4.16	8.9%	9.11	8.06	13.0%

Group

For the quarter ended 30 September 2005, Group revenue increased by 5.8 per cent to S$3.30 billion. Operational EBITDA declined 2.1 per cent to S$1.13 billion, reflecting the tougher market conditions in Australia.

The Group's share of pre-tax profits from associates increased 16 per cent to S$371 million, driven by stronger contributions from Bharti and Telkomsel. Associates contributed 35 per cent or S$268 million of the Group's underlying net profit.

[1] Underlying net profit is defined as net profit before exceptionals and exchange differences on loan to Optus, net of hedging.

Net profit after tax grew 5.7 per cent to S$809 million while underlying net profit after tax increased 2.7 per cent to S$755 million. Earnings per share grew 12 per cent to 4.85 cents while underlying EPS grew 8.9 per cent to 4.53 cents following the reduction in average shares on issue after the capital reduction exercise.

Free cash flow[2] for the quarter is S$755 million, with S$446 million from SingTel and the associates and S$309 million from Optus.

Mr Lee Hsien Yang, SingTel's President and CEO, said: "SingTel is uniquely positioned in the region. With over 60 per cent of EBITDA coming from our international business, we have a well diversified earnings base."

He added: "In Singapore, the top line trend is improving. Regional mobile is delivering strong and profitable growth driven by Bharti and Telkomsel. Optus is investing to outperform the market in the medium term. Together our group is delivering healthy EPS growth and strong cashflow."

SingTel

The top line growth in Singapore is strong. Revenue increased by 6.4 per cent to S$1.06 billion in the quarter mainly due to faster growth in Equipment sales and IT revenues.

Equipment sales more than doubled to S$66 million in the quarter as SingTel executed a new distribution strategy. IT revenue grew by 20 per cent.

As margins for Equipment sales and IT services are lower, operational EBITDA decreased by 1.6 per cent to S$483 million reflecting the change in revenue mix.

Data & Internet revenue grew 4.5 per cent to S$307 million in the quarter, largely due to growth in local leased circuits, managed services and broadband. This was offset by a decline in international leased circuit revenue, reflecting a higher proportion of customers buying higher bandwidth circuits where average prices were lower.

Broadband revenue grew 9.6 per cent to S$56 million. In the quarter, the number of broadband lines increased by 3.6 per cent or 12,000 to 323,000 lines. Year on year, the increase was 17 per cent or 47,000 subscribers. SingTel intends to retain its leadership position by constantly innovating and offering competitively priced products and services.

In **mobile communications**, SingTel's new prepaid pricing plans are delivering results, with revenue up 4.0 per cent and the highest quarterly net adds in over three years of almost 47,000 to reach 1.6 million subscribers as at 30 September 2005. In 3G, SingTel leads the market with over 30,000 subscribers.

SingTel's postpaid market share remains stable at 43 per cent with 17,000 new customers. Its customer churn at a low 1.0 per cent and data usage at 22 per cent of mobile revenue continue

[2] Free cash flow refers to cash flow from operating activities less cash capex.

to be among the best in class. In the prepaid segment, about 30,000 subscribers took up the new competitive offerings that include free incoming and IDD calls to selected countries.

International telephone revenue fell 8.5 per cent to S$152 million due mainly to lower volumes of international outgoing minutes, which declined 5.1 per cent against the same quarter last year. Margins declined from 71 per cent to 66 per cent year on year.

Revenue from **IT & engineering** rose 20 per cent to S$167 million as revenues from NCS' overseas operations grew strongly. Recently, the Immigration Department of Hong Kong awarded NCS a 10-year development and maintenance contract worth over HK$300 million. In the emerging Middle-East market, NCS was awarded a contract worth more than S$10 million to design and provide intelligent building solutions for Bahrain's landmark World Trade Centre building. In Singapore, NCS won major contracts from the Accountant General Department, IDA, Ministry of Health, National Library Board and the Stock Exchange of Singapore.

For the quarter, revenue from **national telephone** declined 7.0 per cent from a year ago to S$124 million. DEL rental revenue fell by 1.5 per cent, reflecting a trend of residential customers giving up the second line as broadband penetration increased. This led to a net decline of 29,000 DEL lines or 1.5 per cent from a year ago. Similarly, as more customers migrated from dial-up to broadband Internet service, DEL traffic revenue fell 11 per cent year on year.

Operating expenses increased 16 per cent or S$81 million compared to the same quarter last year. This was mainly due to a corresponding rise in cost of sales as IT business and sales of equipment increased. Excluding cost of sales, operating expenses increased at a lower 4.9 per cent or S$20 million attributable to higher staff and traffic expenses.

Staff costs increased by 6.3 per cent to S$161 million due to one-off staff retrenchment expenses and higher staff performance shares costs. Overall staff strength as at 30 September 2005 was 9,991, a decline of 1.1 per cent from a year ago. This was due to a reduction of staff from the telecommunications business that was partially offset by staff increases in the IT business, as NCS gears up for expansion.

Traffic expenses rose 8.5 per cent to S$113 million due to higher charges for overseas leases and higher outpayments as a result of one-off credit adjustments in the last corresponding quarter.

Selling and administrative expenses increased 3.6 per cent to S$137 million due to rental paid on properties sold and leased back in March 2005.

The Singapore business continues to generate strong cash flows. Free cash flow, including dividends from associates of S$236 million, grew 42 per cent to S$446 million from a year ago.

Cash capital expenditure for the quarter fell 9.9 per cent to S$113 million, representing 11 per cent of operating revenue, two percentage points lower than a year ago.

SingTel

<u>SingTel Optus</u>

A combination of standing firm in intensely competitive markets and investing to capture future growth opportunities has slowed revenue growth and profitability for Optus this quarter.

As flagged on 19 September 2005, revenue rose marginally to A$1.76 billion, while operational EBITDA was down 7.3 per cent to A$504 million for the quarter to 30 September 2005. EBITDA margin declined to 28.6 per cent.

Net profit after tax declined 8.1 per cent to A$150 million.

Operating cash was stable, and with cash capital expenditure increasing to A$229 million, free cash flow declined 17 per cent to A$242 million. The capital expenditure increase was mainly due to the 3G mobile network as Optus prepares for its 3G launch in Sydney and Melbourne and the planned Unbundled Local Loop ("ULL") rollout.

Mr Paul O'Sullivan, Optus Chief Executive, said the results reflected a highly aggressive and competitive market but that Optus was taking decisive actions to respond.

"Intense competition across all our businesses in Australia continues, with retail prices declining more rapidly than traffic expenses," Mr O'Sullivan said.

"To mitigate this margin pressure, we have taken steps to reduce costs and create savings opportunities.

"These initiatives include selective outsourcing of our call centre and finance operations, consolidating our IT data centres and reducing the number of management layers. We continue to explore further opportunities for cost savings," he said.

For **Optus Mobile**, revenue grew by 2.6 per cent in the second quarter, with growth in overall service revenue of 1.2 per cent and equipment revenue of 13 per cent.

Outgoing service revenue declined by 1.0 per cent, with lower revenue per minute partially offset by higher outgoing traffic volumes.

Incoming revenue grew 9.1 per cent as a result of higher traffic volumes, partly offset by lower mobile termination rates.

Optus Mobile continues to focus on three strategies to drive growth: growing market share in the business mobile market, stimulating data revenues and leveraging traditional strengths in the consumer segment.

The first two initiatives have seen positive outcomes, with Optus' business mobile growing its market share with revenue up 7.2 per cent compared to the same quarter last year and data revenue now representing 18 per cent of ARPU.

In the quarter, net mobile customer adds were 59,000. The customer base increased 2.8 per cent to 6.09 million from a year ago.

"While competition in the consumer market has been intense - with capped plans and lower termination rates impacting our EBITDA margins - we continue to focus on protecting our market position," Mr O'Sullivan said.

Postpaid churn for Optus Mobile was stable at 1.5 per cent and total spending on subscriber acquisition costs was broadly in line with the last corresponding quarter.

Postpaid ARPU declined by 3.1 per cent as a result of a higher penetration of the customer base using capped plans as well as the lower termination rates. Caps now account for 10 per cent of Optus' total postpaid mobile base, up from 7 per cent a quarter ago.

Optus Business & Wholesale continues to face fierce price-based competition, coupled with some one-time changes to its revenue profile. Revenue declined by 4.1 per cent and EBITDA declined 17 per cent, resulting in an EBITDA margin of 24 per cent.

Optus Business revenue was stable, while Wholesale revenue declined by 13 per cent after the completion of some one-off low margin transit business.

Optus Business has increased its voice minutes by 1.3 per cent in a market where minutes have been declining. This represents an improvement in its market share. Voice revenue fell 3.7 per cent due to continued pricing pressures.

Data and IP revenue fell by 1.7 per cent as IP growth was offset by declines in traditional data. Uecomm revenue grew by 6.0 per cent and satellite revenue increased by 4.1 per cent.

Revenue from managed and professional services increased by 15 per cent. Optus is building an even stronger capability in this area with its successful acquisition of Alphawest.

Optus Business continued to win major contracts throughout the quarter, including Publishing & Broadcasting Limited and the NSW Department of Education.

Optus Consumer & Multimedia (CMM) revenue was flat for the second quarter with broadband revenue growth of 57 per cent, offset by declines in traditional fixed products.

Optus added 52,000 broadband subscribers for the quarter - taking total customers to 458,000 as at 30 September 2005.

Local call resale customers grew by 6.8 per cent, but after usage declines, offnet fixed voice revenue fell by 1.5 per cent.

Optus has also announced its plans to rollout a ULL network, which will cover 60 per cent of Australian homes. Together with the existing HFC network, the ULL network will provide Australians with high-speed Internet access and give Optus the potential to improve offnet margins after the initial phase of start-up costs.

"We expect improved returns for Consumer in the second half of this financial year from the increasing scale in broadband, the introduction of Digital TV services and the declining importance of dial-up Internet," Mr O'Sullivan said.

In the quarter, CMM's EBITDA of A$47 million declined by 6.5 per cent compared to the same quarter last year reflecting continued investment in building a resale broadband customer base. While this depresses margins in the short term, it positions Optus to transition that customer base to higher margin ULL services.

Associated companies

SingTel's associated companies continued to contribute healthy earnings and dividends.

In the current quarter, the pre-tax ordinary profit from associates was up 16 per cent to S$371 million. On a post-tax basis, profits from associates grew at a lower 2.5 per cent to S$268 million in the current quarter due to the one-off tax benefit recorded by Globe in the last corresponding quarter. Bharti and Telkomsel continued to be the main growth drivers.

The Group's share of **Telkomsel** pre-tax profit increased by 22 per cent to S$180 million despite a 11 per cent depreciation in the Rupiah. Telkomsel added 1.9 million new subscribers in the quarter. With its superior coverage, strong brand and wide distribution, Telkomsel continues to be the market leader with 54 per cent market share. Its total subscriber base of 23.5 million, comprising 22.1 million prepaid and 1.4 million postpaid subscribers increased 72 per cent from 13.7 million a year ago.

For the quarter ended 30 September 2005, SingTel's share of pre-tax ordinary profit from **Bharti** amounted to S$68 million, up 63 per cent driven by improved operational performance as a result of more affordable handsets, wider coverage and introduction of lower value prepaid plans. Bharti is the only mobile operator with an "all India" presence that offers mobile services in all 23 licensed circles. In the quarter, Bharti registered the highest ever quarterly addition of 1.8 million mobile subscribers, bringing the total base to 14.1 million mobile subscribers.

Globe and **AIS'** contribution to pre-tax ordinary earnings declined as competition in both markets continued. The Group's share of Globe's pre-tax profit was S$38 million, a decline of 14 per cent in the competitive Filipino market. In Thailand, competition peaked in May as all the major operators offered aggressive price plans. AIS' contribution to the pre-tax profit for the quarter declined 20 per cent to S$59 million.

Pacific Bangladesh Telecom Limited, which SingTel acquired in June 2005, contributed S$3.0 million. Currently, it is focusing on rolling out network coverage to serve the market.

The Group received S$415 million of dividends in the first half of this financial year. This is significantly higher than the first half of the last financial year, partly because of an earlier payment of Telkomsel dividends. Telkomsel's dividend of S$198 million, paid in the first half of this financial year, represents a 60 per cent payout ratio. Separately, AIS has obtained approval from bondholders to remove the dividend payout cap of 70 per cent.

SingTel

Year on year, the Group's regional mobile subscriber base, including SingTel and Optus, grew 31 per cent to 74 million subscribers, the largest in Asia outside China. As at 30 September 2005, excluding SingTel and Optus, the five regional associates' combined mobile subscriber base grew 36 per cent year on year to over 66 million. During the current quarter, about 2.9 million subscribers were added, mainly from Bharti and Telkomsel.

Cash flow and balance sheet

The Group continues to retain significant financial flexibility for further investments. The Group's free cash flow increased 13 per cent to S$755 million, due mainly to higher dividends from associates and cash flow from Singapore that offset the decline in free cash flow from Optus.

Net debt increased by S$865 million from a quarter ago mainly due to the payment of S$1.73 billion for the 2005 ordinary and special dividends. Net debt was 1.3 times of EBITDA and the EBITDA interest cover was 15 times. These ratios are comfortably within the leverage commitments made by SingTel to its bond investors.

Outlook

The highlights of the guidance for the current financial year including the update in September 2005 are listed below.

The **Group** expects consolidated operating revenue to increase but operational EBITDA to decline. The Group's medium term objective is to grow underlying earnings at double digits. The Group's ability to grow at these levels depends on economic developments in Singapore, Australia and the region, as well as the foreign exchange rate environment, and includes the impact of higher shareholdings in existing associates and new acquisitions.

While the Group may not achieve double digit growth in underlying earnings for the current financial year, this remains the objective in the medium term.

In **Singapore**, SingTel expects operating revenue for the current financial year to be comparable to the year ended 31 March 2005. Higher data and IT revenues are expected to offset pricing pressures on International Telephone revenue and declines for National Telephone.

Operational EBTDA margins for SingTel excluding NCS are expected to remain above 50 per cent. IT business, which has attractive returns on investment because of lower capital requirements, is expected to grow. Given the lower margins of IT business, the overall EBITDA margins are expected to decrease to mid to high 40 per cent levels.

SingTel expects to generate free cash flow comparable to the previous financial year.

SingTel

In **Australia**, Optus has made a dramatic turnaround in performance over the past three years ended 31 March 2005. It is now entering a new phase of investment to deliver long term improvements in revenue growth and margins.

While revenue growth in the year ending 31 March 2006 is expected to moderate, Optus targets to exceed overall market growth, consistent with its medium term objective. For the current financial year, Optus expects its operational EBITDA margin, while exceeding 28 per cent, to decline compared to a year ago.

Optus is maintaining its strategy of investing in new mobile and fixed line broadband networks to capture growth, and continues to target capital expenditure of about A$1.1 billion, a higher level than the previous financial year.

Operational EBITDA and operating cash are expected to be lower than the previous financial year and, therefore, the free cash flow is expected to be less than A$1 billion.

The pre-tax contribution from the **regional mobile associates** is expected to grow at double digit levels driving similar growth in the overall contribution from associates. In line with the increase in profit contribution, cash dividends from the regional mobile associates are expected to increase.

SingTel's **dividend payout** ratio ranges from 40 to 50 per cent of underlying profits. The Board will review alternative capital management strategies to achieve an optimal capital structure.

Please refer to the Group's Management Discussion and Analysis document for a full commentary on the Group's results as well as on the outlook for the current financial year.

~~~~~~~~~~~~~~~~

Media contacts:

Singapore

Peter Heng
Phone: +65-6838 2007
Mobile: +65-9125 0023
Email: peterheng@singtel.com

Australia

Melissa Favero
Phone: +61-2-9342 5030
Mobile: +61-412 001 487
Email: melissa.favero@optus.com.au
~~~~~~~~~~~~~~~~

Lorinda Leung

From: Lim Li Ching

Sent: Thursday, November 10, 2005 6:27 AM

To: Lorinda Leung; Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%
SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, November 10, 2005 6:26:28 AM
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Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00004
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Company Name :: SINGTEL
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ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
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Exchange Centre
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PO Box H224
Australia Square
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Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 10/11/2005

TIME: 09:42:53

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Results for the 2nd Quarter & H/Y ended 30/09/05

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To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 280771.pdf

280771.pdf (233 KB)

ASX confirms the release to the market of Doc ID: 280771 as follows:
Release Time: 10-Nov-2005 09:42:44
ASX Code: SGT
File Name: 280771.pdf
Your Announcement Title: News Release on Second Quarter and Half Year Ended 30 Septem

SEC File No: 82-3622

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* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	10-Nov-2005 06:34:53
Announcement No.	00006

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Announcement Title *	SingTel Group's Results for the Second Quarter and Half Year Ended 30 September 2005 - SGX Appendix 7.2 Announcement and ASX Appendix 4D - Half Year Report
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SingTel

SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES

SGX APPENDIX 7.2 ANNOUNCEMENT
ASX APPENDIX 4D – HALF YEAR REPORT
FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2005

Contents **Page**

RESULTS FOR ANNOUNCEMENT TO THE MARKET (APPENDIX 4D)

For the half year ended 30 September 2005

Group	2005 S$ Mil	2004 S$ Mil	Percentage change
Revenue from ordinary activities	6,515.8	6,141.3	6%
Profit from ordinary activities after taxation	1,605.3	1,465.8	10%
Net profit attributable to shareholders	1,605.3	1,465.8	10%
Net tangible assets per ordinary share (SGD cents)	39.05	30.69	27%

Group	Amount per security (SGD cents)	Franked amount per security (SGD cents)
Dividend per share		
- final dividend	Nil	Not applicable
- interim dividend	Nil	Not applicable

Record date for determining entitlements to dividend	Not applicable

No interim dividends have been proposed or declared for the half year ended 30 September 2005.

Important Notes:

This half year report should be read in conjunction with the audited annual report for the financial year ended 31 March 2005 and announcements to the market during the six months ended 30 September 2005.

The figures presented in this announcement have been reviewed by the auditors in accordance with Singapore Standard on Review Engagements 2400 – Engagements to Review Financial Statements.

CONSOLIDATED INCOME STATEMENTS (UNAUDITED)

For the second quarter and half year ended 30 September 2005

	Notes	Quarter 30 Sep 2005 S$ Mil	Quarter 30 Sep 2004 S$ Mil	Half Year 30 Sep 2005 S$ Mil	Half Year 30 Sep 2004 S$ Mil
Operating revenue		3,301.4	3,119.5	6,515.8	6,141.3
Operating expenses		(2,198.5)	(1,984.8)	(4,292.4)	(3,892.7)
Other income	2	22.6	15.2	36.3	30.8
Operational EBITDA		**1,125.5**	**1,149.9**	**2,259.7**	**2,279.4**
Compensation from IDA		84.2	84.2	168.5	168.5
Depreciation and amortisation	3	(492.8)	(490.2)	(995.5)	(966.1)
		716.9	**743.9**	**1,432.7**	**1,481.8**
Exceptional items	4	1.3	30.3	35.6	28.4
Profit on operating activities		**718.2**	**774.2**	**1,468.3**	**1,510.2**
Associated and joint venture companies					
- share of ordinary results		371.0	319.6	746.9	615.8
- share of exceptional results	5	(7.3)	-	1.0	-
- share of tax		(96.3)	(59.0)	(207.4)	(133.2)
		267.4	260.6	540.5	482.6
Profit before interest and tax		**985.6**	**1,034.8**	**2,008.8**	**1,992.8**
Interest and investment income	6	80.1	15.0	112.1	41.3
Interest on borrowings	7	(129.1)	(122.6)	(259.1)	(243.7)
Profit before tax		**936.6**	**927.2**	**1,861.8**	**1,790.4**
Taxation	8	(128.8)	(161.8)	(258.4)	(325.3)
Profit after tax		**807.8**	**765.4**	**1,603.4**	**1,465.1**
Attributable to:					
Shareholders of the Company		808.9	765.6	1,605.3	1,465.8
Minority interests		(1.1)	(0.2)	(1.9)	(0.7)
		807.8	**765.4**	**1,603.4**	**1,465.1**
Underlying net profit (3)	10	**754.7**	**735.2**	**1,516.8**	**1,431.2**
EBITDA	11	**1,573.4**	**1,553.7**	**3,176.1**	**3,063.7**
Earnings per share attributable to shareholders of the Company					
- basic (cents)	12	4.85	4.33	9.64	8.25
- basic underlying (cents)	12	4.53	4.16	9.11	8.06
- diluted (cents)	12	4.84	4.32	9.61	8.23

Notes:

(1) With effect from 1 April 2005, the financial statements have been presented under Financial Reporting Standard ("**FRS**") 1 (revised 2004), *Presentation of Financial Statements*. The comparatives have been reclassified to be consistent with the current period.

(2) "**Trust**" in this document refers to Dexia Trust Services Singapore Limited, the trustee of a trust established under SingTel performance share plans.

(3) Underlying net profit is defined as profit after tax attributable to shareholders of the Company, before exceptional items and exchange differences on loan to SingTel Optus Pty Limited ("**Optus**"), net of hedging.

The accompanying notes form an integral part of these interim financial statements.

BALANCE SHEETS
As at 30 September 2005

	Notes	Group As at 30 Sep 05 S$ Mil (Unaudited)	Group As at 31 Mar 05 S$ Mil (Audited)	Company As at 30 Sep 05 S$ Mil (Unaudited)	Company As at 31 Mar 05 S$ Mil (Audited)
Current assets					
Cash and cash equivalents		1,999.5	3,302.9	731.1	1,290.5
Available-for-sale financial assets		5.0	5.0	5.0	5.0
Trading investments		989.4	934.9	-	-
Trade and other debtors		2,152.2	1,984.3	1,025.0	875.6
Inventories		236.1	189.4	5.3	5.5
		5,382.2	6,416.5	1,766.4	2,176.6
Non-current assets					
Property, plant and equipment		11,505.5	11,663.5	2,266.9	2,402.2
Goodwill on consolidation		9,508.7	9,514.6	-	-
Intangibles		637.6	597.7	3.8	4.0
Subsidiary companies		-	-	19,012.7	18,802.4
Associated companies		4,830.9	4,285.5	30.4	30.4
Joint venture companies		1,409.3	1,190.5	74.4	133.1
Available-for-sale financial assets		109.4	39.0	45.4	22.1
Derivative financial instruments		322.9	312.7	303.3	273.0
Deferred tax assets		1,132.9	1,222.8	-	-
Other non-current assets		84.6	90.5	28.0	28.9
		29,541.8	28,916.8	21,764.9	21,696.1
Total assets		**34,924.0**	**35,333.3**	**23,531.3**	**23,872.7**
Current liabilities					
Trade and other creditors		3,417.7	3,455.7	1,189.7	1,171.5
Due to subsidiary companies		-	-	1,147.4	298.1
Provisions		17.8	17.6	-	-
Derivative financial instruments		52.2	-	51.5	-
Current tax liabilities		357.4	376.2	235.1	253.7
Borrowings (unsecured)	13	1,432.4	963.2	1,593.8	1,000.0
Borrowings (secured)	13	1,206.8	1,163.8	-	-
		6,484.3	5,976.5	4,217.5	2,723.3
Non-current liabilities					
Derivative financial instruments		483.3	696.0	288.4	417.5
Borrowings (unsecured)	13	7,195.9	7,338.9	4,977.4	5,259.5
Borrowings (secured)	13	66.0	70.5	-	-
Deferred tax liabilities		410.9	424.8	311.1	323.3
Deferred income		192.8	374.3	178.1	347.1
Advance billings		1,009.9	1,035.8	-	-
Other non-current liabilities		137.7	133.8	19.9	20.6
		9,496.5	10,074.1	5,774.9	6,368.0
Total liabilities		**15,980.8**	**16,050.6**	**9,992.4**	**9,091.3**
Net assets		**18,943.2**	**19,282.7**	**13,538.9**	**14,781.4**
Share capital and reserves					
Share capital	15	2,503.4	2,496.2	2,503.4	2,496.2
Reserves		16,430.0	16,775.0	11,035.5	12,285.2
Interest of shareholders of the Company		**18,933.4**	**19,271.2**	**13,538.9**	**14,781.4**
Minority interests		9.8	11.5	-	-
Total equity		**18,943.2**	**19,282.7**	**13,538.9**	**14,781.4**

The accompanying notes form an integral part of these interim financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
For the second quarter ended 30 September 2005

	Attributable to shareholders of the Company									
Group - 2005	Share capital S$ Mil	Share premium S$ Mil	Capital redemption reserve S$ Mil	Capital reserve - performance shares S$ Mil	Currency translation reserve S$ Mil	Hedging and fair value reserves S$ Mil	Retained earnings S$ Mil	Other reserves S$ Mil	Minority interests S$ Mil	Total equity S$ Mil
Balance as at 1 Jul 05	2,498.0	2,187.1	9.2	5.6	714.2	(244.5)	15,803.2	(1,195.5)	10.9	19,788.2
Fair value gains on available-for-sale financial asset	-	-	-	-	-	6.4	-	-	-	6.4
Cash flow hedges	-	-	-	-	-	139.7	-	-	-	139.7
Goodwill released on dilution	-	-	-	-	-	-	(0.3)	0.3	-	-
Share of associated and joint venture companies' reserve movements	-	-	-	-	-	-	-	(0.4)	-	(0.4)
Currency translation adjustments	-	-	-	-	(124.2)	-	-	-	-	(124.2)
Net (losses) / gains recognised directly in equity	-	-	-	-	(124.2)	146.1	(0.3)	(0.1)	-	21.5
Profit for the period	-	-	-	-	-	-	808.9	-	(1.1)	807.8
Total recognised (losses) / gains for the period	-	-	-	-	(124.2)	146.1	808.6	(0.1)	(1.1)	829.3
Equity settled performance shares (net of tax)	-	-	-	9.0	-	-	-	-	-	9.0
Performance shares purchased by Trust (net of performance shares vested / cancelled)	-	-	-	(7.1)	-	-	-	-	-	(7.1)
Cash paid to staff under performance share plans	-	-	-	(0.8)	-	-	-	-	-	(0.8)
Dividends for 2004 / 2005	-	-	-	-	-	-	(1,733.8)	-	-	(1,733.8)
Issue of new shares	5.4	53.0	-	-	-	-	-	-	-	58.4
Balance as at 30 Sep 05	**2,503.4**	**2,240.1**	**9.2**	**6.7**	**590.0**	**(98.4)**	**14,878.0**	**(1,195.6)**	**9.8**	**18,943.2**

The accompanying notes form an integral part of these interim financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

For the second quarter ended 30 September 2005

	Attributable to shareholders of the Company								
Group - 2004	Share capital S$ Mil	Share premium S$ Mil	Capital redemption reserve S$ Mil	Capital reserve - performance shares S$ Mil	Currency translation reserve S$ Mil	Retained earnings S$ Mil	Other reserves S$ Mil	Minority interests S$ Mil	Total equity S$ Mil
Balance as at 1 Jul 04	2,679.2	4,901.4	9.2	(0.5)	503.6	13,361.6	(1,203.2)	11.4	20,262.7
Currency translation differences	-	-	-	-	38.0	-	-	-	38.0
Goodwill released on dilution	-	-	-	-	-	(1.8)	1.8	(0.2)	(0.2)
Net gains / (losses) *recognised directly* in equity	-	-	-	-	38.0	(1.8)	1.8	(0.2)	37.8
Net profit for the period	-	-	-	-	-	765.6	-	(0.2)	765.4
Total recognised gains / (losses) for the period	-	-	-	-	38.0	763.8	1.8	(0.4)	803.2
Equity settled performance shares (net of tax)	-	-	-	5.0	-	-	-	-	5.0
Payment to staff in performance shares	-	-	-	(1.0)	-	-	-	-	(1.0)
Contribution to Trust	-	-	-	(2.1)	-	-	-	-	(2.1)
Dividends for 2003 / 2004	-	-	-	-	-	(915.4)	-	-	(915.4)
Cancellation of shares	(191.3)	(2,818.7)	-	-	-	-	-	-	(3,010.0)
Issue of new shares	4.4	43.5	-	-	-	-	-	-	47.9
Balance as at 30 Sep 04	**2,492.3**	**2,126.2**	**9.2**	**1.4**	**541.6**	**13,210.0**	**(1,201.4)**	**11.0**	**17,190.3**

The accompanying notes form an integral part of these interim financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

For the half year ended 30 September 2005

	Attributable to shareholders of the Company									
Group - 2005	Share capital S$ Mil	Share premium S$ Mil	Capital redemption reserve S$ Mil	Capital reserve - performance shares S$ Mil	Currency translation reserve S$ Mil	Hedging and fair value reserves S$ Mil	Retained earnings S$ Mil	Other reserves S$ Mil	Minority interests S$ Mil	Total equity S$ Mil
Balance as at 1 Apr 05										
- as previously reported	2,496.2	2,168.3	9.2	3.2	781.8	-	15,014.2	(1,201.7)	11.5	19,282.7
- effect of adopting FRS 39	-	-	-	-	(53.4)	(85.9)	(0.6)	-	-	(139.9)
- restated	2,496.2	2,168.3	9.2	3.2	728.4	(85.9)	15,013.6	(1,201.7)	11.5	19,142.8
Fair value losses on available-for-sale financial assets	-	-	-	-	-	(5.4)	-	-	-	(5.4)
Cash flow hedges	-	-	-	-	-	(7.1)	-	-	-	(7.1)
Goodwill released on dilution	-	-	-	-	-	-	(7.1)	7.1	-	-
Share of associated and joint venture companies' reserve movements	-	-	-	-	-	-	-	(1.0)	-	(1.0)
Currency translation differences	-	-	-	-	(138.4)	-	-	-	0.2	(138.2)
Net (losses) / gains recognised directly in equity	-	-	-	-	(138.4)	(12.5)	(7.1)	6.1	0.2	(151.7)
Profit for the period	-	-	-	-	-	-	1,605.3	-	(1.9)	1,603.4
Total recognised (losses)/ gains for the period	-	-	-	-	(138.4)	(12.5)	1,598.2	6.1	(1.7)	1,451.7
Equity settled performance shares (net of tax)	-	-	-	15.6	-	-	-	-	-	15.6
Performance shares purchased by Trust (net of performance shares vested / cancelled)	-	-	-	(11.2)	-	-	-	-	-	(11.2)
Cash paid to staff under performance share plans	-	-	-	(0.9)	-	-	-	-	-	(0.9)
Dividends for 2004 / 2005	-	-	-	-	-	-	(1,733.8)	-	-	(1,733.8)
Issue of new shares	7.2	71.8	-	-	-	-	-	-	-	79.0
Balance as at 30 Sep 05	**2,503.4**	**2,240.1**	**9.2**	**6.7**	**590.0**	**(98.4)**	**14,878.0**	**(1,195.6)**	**9.8**	**18,943.2**

The accompanying notes form an integral part of these interim financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

For the half year ended 30 September 2005

	Attributable to shareholders of the Company								
Group - 2004	Share capital S$ Mil	Share premium S$ Mil	Capital redemption reserve S$ Mil	Capital reserve - performance shares S$ Mil	Currency translation reserve S$ Mil	Retained earnings S$ Mil	Other reserves S$ Mil	Minority interests S$ Mil	Total equity S$ Mil
Balance as at 1 Apr 04	2,677.3	4,882.3	9.2	-	725.2	12,661.4	(1,203.2)	49.4	19,801.6
Currency translation differences	-	-	-	-	(183.6)	-	-	(0.4)	(184.0)
Goodwill released on dilution	-	-	-	-	-	(1.8)	1.8	-	-
Net (losses) / gains recognised directly in equity	-	-	-	-	(183.6)	(1.8)	1.8	(0.4)	(184.0)
Net profit for the period	-	-	-	-	-	1,465.8	-	(0.7)	1,465.1
Total recognised (losses) / gains for the period	-	-	-	-	(183.6)	1,464.0	1.8	(1.1)	1,281.1
Equity settled performance shares (net of tax)	-	-	-	17.9	-	-	-	-	17.9
Payment to staff in performance shares	-	-	-	(1.0)	-	-	-	-	(1.0)
Transfer to liability upon modification	-	-	-	(2.4)	-	-	-	-	(2.4)
Contribution to Trust	-	-	-	(13.1)	-	-	-	-	(13.1)
Loan from minority shareholder repaid	-	-	-	-	-	-	-	(37.3)	(37.3)
Dividends for 2003 / 2004	-	-	-	-	-	(915.4)	-	-	(915.4)
Cancellation of shares	(191.3)	(2,818.7)	-	-	-	-	-	-	(3,010.0)
Issue of new shares	6.3	62.6	-	-	-	-	-	-	68.9
Balance as at 30 Sep 04	**2,492.3**	**2,126.2**	**9.2**	**1.4**	**541.6**	**13,210.0**	**(1,201.4)**	**11.0**	**17,190.3**

The accompanying notes form an integral part of these interim financial statements.

STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
For the second quarter ended 30 September 2005

Company - 2005	Share capital S$ Mil	Share premium S$ Mil	Capital redemption reserve S$ Mil	Capital reserve - performance shares S$ Mil	Hedging and fair value reserves S$ Mil	Retained earnings S$ Mil	Total equity S$ Mil
Balance as at 1 Jul 05	2,498.0	2,187.1	9.2	(0.9)	(164.3)	10,348.5	14,877.6
Fair value losses on available-for-sale financial assets	-	-	-	-	0.7	-	0.7
Cash flow hedge	-	-	-	-	80.2	-	80.2
Net losses recognised directly in equity	-	-	-	-	80.9	-	80.9
Profit for the period	-	-	-	-	-	256.6	256.6
Total recognised gains for the period	-	-	-	-	80.9	256.6	337.5
Equity settled performance shares	-	-	-	5.3	-	-	5.3
Contribution to Trust	-	-	-	(4.0)	-	-	(4.0)
Cash paid to staff under performance share plans	-	-	-	(0.8)	-	-	(0.8)
Dividends for 2004 / 2005	-	-	-	-	-	(1,735.1)	(1,735.1)
Issue of new shares	5.4	53.0	-	-	-	-	58.4
Balance as at 30 Sep 05	**2,503.4**	**2,240.1**	**9.2**	**(0.4)**	**(83.4)**	**8,870.0**	**13,538.9**

The accompanying notes form an integral part of these interim financial statements.

STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
For the second quarter ended 30 September 2005

Company - 2004	Share capital S$ Mil	Share premium S$ Mil	Capital redemption reserve S$ Mil	Capital reserve - performance shares S$ Mil	Currency translation reserve S$ Mil	Retained earnings S$ Mil	Total equity S$ Mil
Balance as at 1 Jul 04	2,679.2	4,901.4	9.2	(2.6)	(1.3)	10,081.3	17,667.2
Total recognised gains for the period - net profit	-	-	-	-	-	281.0	281.0
Equity settled performance shares	-	-	-	1.7	-	-	1.7
Contribution to Trust	-	-	-	(1.2)	-	-	(1.2)
Dividends for 2003 / 2004	-	-	-	-	-	(915.4)	(915.4)
Cancellation of shares	(191.3)	(2,818.7)	-	-	-	-	(3,010.0)
Issue of new shares	4.4	43.5	-	-	-	-	47.9
Balance as at 30 Sep 04	**2,492.3**	**2,126.2**	**9.2**	**(2.1)**	**(1.3)**	**9,446.9**	**14,071.2**

The accompanying notes form an integral part of these interim financial statements.

STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
For the half year ended 30 September 2005

Company - 2005	Share capital S$ Mil	Share premium S$ Mil	Capital redemption reserve S$ Mil	Capital reserve - performance shares S$ Mil	Currency translation reserve S$ Mil	Hedging and fair value reserves S$ Mil	Retained earnings S$ Mil	Total equity S$ Mil
Balance as at 1 Apr 05								
- as previously reported	2,496.2	2,168.3	9.2	(1.4)	(1.3)	-	10,110.4	14,781.4
- effect of adopting FRS 21 and FRS 39	-	-	-	-	1.3	(77.9)	(54.7)	(131.3)
- restated	2,496.2	2,168.3	9.2	(1.4)	-	(77.9)	10,055.7	14,650.1
Fair value losses on available-for-sale financial assets	-	-	-	-	-	(6.7)	-	(6.7)
Cash flow hedges	-	-	-	-	-	1.2	-	1.2
Net losses recognised directly in equity	-	-	-	-	-	(5.5)	-	(5.5)
Profit for the period	-	-	-	-	-	-	549.4	549.4
Total recognised (losses) / gains for the period	-	-	-	-	-	(5.5)	549.4	543.9
Equity settled performance shares	-	-	-	8.2	-	-	-	8.2
Contribution to Trust	-	-	-	(6.3)	-	-	-	(6.3)
Cash paid to staff under performance share plans	-	-	-	(0.9)	-	-	-	(0.9)
Dividends for 2004 / 2005	-	-	-	-	-	-	(1,735.1)	(1,735.1)
Issue of new shares	7.2	71.8	-	-	-	-	-	79.0
Balance as at 30 Sep 05	**2,503.4**	**2,240.1**	**9.2**	**(0.4)**	**-**	**(83.4)**	**8,870.0**	**13,538.9**

The accompanying notes form an integral part of these interim financial statements.

STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
For the half year ended 30 September 2005

Company - 2004	Share capital S$ Mil	Share premium S$ Mil	Capital redemption reserve S$ Mil	Capital reserve - performance shares S$ Mil	Currency translation reserve S$ Mil	Retained earnings S$ Mil	Total equity S$ Mil
Balance as at 1 Apr 04	2,677.3	4,882.3	9.2	-	(1.3)	9,765.5	17,333.0
Total recognised gains for the period - net profit	-	-	-	-	-	596.8	596.8
Equity settled performance shares	-	-	-	8.0	-	-	8.0
Transfer to liability upon modification	-	-	-	(1.6)	-	-	(1.6)
Contribution to Trust	-	-	-	(8.5)	-	-	(8.5)
Dividend for 2003 / 2004	-	-	-	-	-	(915.4)	(915.4)
Cancellation of shares	(191.3)	(2,818.7)	-	-	-	-	(3,010.0)
Issue of new shares	6.3	62.6	-	-	-	-	68.9
Balance as at 30 Sep 04	**2,492.3**	**2,126.2**	**9.2**	**(2.1)**	**(1.3)**	**9,446.9**	**14,071.2**

The accompanying notes form an integral part of these interim financial statements.

CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)

For the second quarter and half year ended 30 September 2005

	Quarter 30 Sep 2005 S$ Mil	Quarter 30 Sep 2004 S$ Mil	Half year 30 Sep 2005 S$ Mil	Half year 30 Sep 2004 S$ Mil
Cash Flows from Operating Activities				
Profit before tax	936.6	927.2	1,861.8	1,790.4
Adjustments for				
Amortisation	3.7	3.0	7.6	4.9
Depreciation	489.1	487.2	987.9	961.2
Exceptional items	(1.3)	(30.3)	(35.6)	(28.4)
IDA compensation	(84.2)	(84.2)	(168.5)	(168.5)
Interest and investment income	(80.1)	(15.0)	(112.1)	(41.3)
Interest on borrowings	129.1	122.6	259.1	243.7
Net (gain) / loss on disposal of property, plant and equipment	(9.1)	1.9	(8.2)	1.5
Property, plant and equipment written off	-	0.1	-	0.1
Share of results of associated and joint venture companies (post tax)	(267.4)	(260.6)	(540.5)	(482.6)
Other non-cash items	9.3	4.1	16.9	17.4
	189.1	228.8	406.6	508.0
Operating cash flow before working capital changes	**1,125.7**	**1,156.0**	**2,268.4**	**2,298.4**
Changes in operating assets and liabilities				
Trade and other debtors	(107.8)	65.6	(175.3)	(75.6)
Trade and other creditors	90.8	(190.8)	(103.2)	(157.9)
Inventories	(23.7)	(43.8)	(52.4)	(112.7)
Provisions	0.9	(0.3)	0.2	3.4
Currency translation adjustments of subsidiary companies	1.5	14.0	(2.4)	3.5
Cash generated from operations	**1,087.4**	**1,000.7**	**1,935.3**	**1,959.1**
Dividends received from associated and joint venture companies	235.5	170.0	415.3	232.3
Income tax paid	(163.9)	(157.3)	(190.5)	(188.4)
Net cash inflow from operating activities	**1,159.0**	**1,013.4**	**2,160.1**	**2,003.0**
Cash Flows from Investing Activities				
Dividends received from other investments	2.3	2.4	4.7	6.8
Interest received	19.9	24.0	41.5	37.6
Payment for acquisition of subsidiary companies, net of cash acquired *(see **Note 1**)*	(0.2)	(277.1)	(0.5)	(277.1)
Refund of deposit for potential investment *(see **Note 2**)*	67.4	-	-	-
(Adjustment to investment) / Investment in associated and joint venture companies	0.4	-	(625.6)	-
(Adjustment to long term loans repaid) / Long term loans repaid by associated and joint venture companies	(1.4)	12.6	14.9	24.0
Proceeds from sale of associated and joint venture companies (net of withholding tax paid)	-	13.7	-	2,348.1
Investment in available-for-sale investments	(0.3)	-	(0.6)	(1.6)
Balance carried forward	88.1	(224.4)	(565.6)	2,137.8

The accompanying notes form an integral part of these interim financial statements.

CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)

For the second quarter and half year ended 30 September 2005

	Quarter 30 Sep		Half year 30 Sep	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Cash Flows from Investing Activities (cont'd)				
Balance brought forward	88.1	(224.4)	(565.6)	2,137.8
Proceeds from sale of available-for-sale investments	0.3	30.3	0.3	43.6
Net (purchase) / sale of trading investments	(54.9)	111.3	(54.5)	79.0
Payment for purchase of property, plant and equipment	(404.2)	(346.7)	(811.5)	(659.9)
Proceeds from sale of property, plant and equipment	57.1	0.8	57.6	1.2
Recovery of investment previously written off	-	-	-	2.3
Payment for purchase of licences and other intangibles	(48.4)	(1.1)	(51.5)	(2.6)
Net cash (outflow) / inflow from investing activities	**(362.0)**	**(429.8)**	**(1,425.2)**	**1,601.4**
Cash Flows from Financing Activities				
Proceeds from bank borrowings	324.6	1,130.7	324.6	1,882.8
Repayment of bank borrowings	-	(1,066.9)	(69.3)	(2,080.5)
Finance lease payments	(17.9)	(32.5)	(18.3)	(34.4)
Repayment of bonds	(387.9)	-	(391.4)	-
Net interest paid on borrowings and swaps	(94.8)	(94.7)	(220.3)	(214.7)
Loan from minority shareholder repaid	-	-	-	(37.3)
Capital repayment to minority shareholder	-	-	-	(19.9)
Dividends paid to minority shareholder	-	-	-	(171.7)
Payment to staff in cash under performance share plans	(0.8)	-	(0.9)	-
Purchase of performance shares by Trust	(7.1)	-	(11.2)	-
Contribution to Trust	-	(2.1)	-	(2.1)
Dividends paid to shareholders	(1,733.8)	(915.4)	(1,733.8)	(915.4)
Payment for cancellation of shares on capital reduction	-	(3,010.0)	-	(3,010.0)
Proceeds from issue of shares	58.4	47.9	79.0	68.9
Net cash outflow from financing activities	**(1,859.3)**	**(3,943.0)**	**(2,041.6)**	**(4,534.3)**
Net change in cash and cash equivalents	(1,062.3)	(3,359.4)	(1,306.7)	(929.9)
Exchange effects on cash and cash equivalents	1.5	1.3	2.7	(3.4)
Cash and cash equivalents at beginning of period	3,059.7	5,586.7	3,302.9	3,161.9
Cash and cash equivalents at end of period	**1,998.9**	**2,228.6**	**1,998.9**	**2,228.6**

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)

For the second quarter and half year ended 30 September 2005

For the purposes of the consolidated cash flow statements, cash and cash equivalents comprise:

	As at 30 Sep	
	2005 S$ Mil	2004 S$ Mil
Fixed deposits	1,693.7	2,060.1
Cash and bank balances	305.8	168.6
Less: bank overdrafts	(0.6)	(0.1)
	1,998.9	2,228.6

Bank overdrafts are classified as part of current unsecured borrowings in the consolidated balance sheet.

Included in the cash and cash equivalents of the Group as at 30 September 2005 was US$3.3 million (S$5.5 million) (30 September 2004: US$11.9 million or S$20.0 million) pertaining to C2C Pte Ltd ("**C2C**") and its subsidiary companies ("**C2C Group**") which was subject to a fixed charge.

In addition, fixed deposits of US$2.6 million (S$4.4 million) (30 September 2004: US$2.0 million or S$3.4 million) were pledged to banks as security for banking facilities.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)

For the second quarter and half year ended 30 September 2005

Note (1): **Payment for acquisition of subsidiary companies**

In the current period, Optus made further payments in respect of Reef Networks Pty Ltd ("**Reef**"), which was acquired in March 2005.

In addition, NCS Pte Ltd, a wholly owned subsidiary of the Group, acquired the remaining 30% equity interest in Shanghai Zhong Sheng Information Technology Co., Ltd. ("**Shanghai Zhong Sheng**") and Guangzhou Zhong Sheng Information Technology Co., Ltd. ("**Guangzhou Zhong Sheng**") from the respective minority shareholders. Shanghai Zhong Sheng and Guangzhou Zhong Sheng are wholly owned subsidiaries of the Group after the acquisitions.

In the previous corresponding period, Optus acquired 100% equity interest in Uecomm Limited and its subsidiary companies ("**Uecomm Group**").

The fair values of identifiable net assets of the subsidiary companies acquired were:

	2005 S$ Mil	2004 S$ Mil
Property, plant and equipment	82.6	199.8
Non-current assets (excluding property, plant and equipment)	1.6	26.6
Cash and cash equivalents	5.0	5.3
Current assets (excluding cash and cash equivalents)	6.9	15.2
Current liabilities	(14.5)	(29.4)
Non-current liabilities	(78.8)	(8.5)
Fair value of net assets acquired	2.8	209.0
Goodwill	47.9	73.4
Total consideration	50.7	282.4
Less: cash and cash equivalents in subsidiary companies	(5.0)	(5.3)
Net cash outflow as at 30 Sep	45.7	277.1
Net cash outflow as at 31 Mar	45.2	-
Cash outflow for the half year ended 30 Sep	0.5	277.1
Cash outflow for the first quarter ended 30 Jun	0.3	-
Net cash outflow for the second quarter ended 30 Sep	0.2	277.1

Note (2): **Refund of deposit / Deposit for potential investment**

As at 30 June 2005, the Group had placed a refundable deposit of US$40.0 million (S$67.4 million) in relation to its bid for Pakistan Telecommunication Co. Ltd. This deposit was refunded in the current quarter.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

For the second quarter and half year ended 30 September 2005

1. BASIS OF PREPARATION

The Group has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current quarter and half year as the most recent audited financial statements as at 31 March 2005, except for the adoption of the following new and revised Financial Reporting Standards ("**FRS**") and Interpretation of Financial Reporting Standards ("**INT FRS**") that became mandatory from 1 April 2005. The comparatives have been amended as required, in accordance with the relevant transitional provisions in the respective FRS.

FRS 1 (revised 2004)	Presentation of Financial Statements
FRS 2 (revised 2004)	Inventories
FRS 8 (revised 2004)	Accounting Policies, Changes in Accounting Estimates and Errors
FRS 10 (revised 2004)	Events after the Balance Sheet Date
FRS 16 (revised 2004)	Property, Plant and Equipment
FRS 17 (revised 2004)	Leases
FRS 21 (revised 2004)	The Effects of Changes in Foreign Exchange Rates
FRS 24 (revised 2004)	Related Party Disclosures
FRS 27 (revised 2004)	Consolidated and Separate Financial Statements
FRS 28 (revised 2004)	Investments in Associates
FRS 31 (revised 2004)	Interests in Joint Ventures
FRS 32 (revised 2004)	Financial Instruments: Disclosure and Presentation
FRS 33 (revised 2004)	Earnings per Share
FRS 39 (revised 2004)	Financial Instruments: Recognition and Measurement
FRS 105	Non-current Assets Held for Sale and Discontinued Operations
INT FRS 101	Changes in Existing Decommissioning, Restoration and Similar Liabilities

Apart from FRS 39, the adoption of the new and revised FRS and INT FRS does not have any significant financial impact on the Group. FRS 39 is applied prospectively, and as prescribed by the Standard, the comparative figures for financial year ended 31 March 2005 are not restated. Instead, the effects of adopting FRS 39 had been adjusted one-off to the opening reserves as at 1 April 2005.

Based on the financial assets and liabilities as at 1 April 2005, the impact on the Group's opening reserves upon adopting FRS 39 is illustrated in the table below –

	S$ million
Decrease in -	
Retained earnings	0.6
Hedging and fair value reserves	85.9
Currency translation reserves	53.4
	139.9

FRS 39 requires all financial assets and liabilities to be classified into appropriate categories at initial recognition and re-evaluates this designation at every reporting date. The categories are –

- Financial assets or financial liabilities at fair value through profit or loss

  The Group's investments are classified in this category if they are acquired principally for the purpose of selling in the short term (**"trading investments"**). They are initially recognised at fair value and subsequently re-measured to fair value at the balance sheet date with all gains and losses recognised in profit or loss in the period in which the change in fair value arises.

NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the second quarter and half year ended 30 September 2005

Previously, such investments were classified as short term investments and were stated at the lower of cost and market value on an aggregate portfolio basis, with changes in market value included in the income statement.

- Loans and receivables

  Loans and receivables are initially recognised at fair value plus transaction costs and subsequently accounted for at amortised cost less impairment.

  Previously, loans and receivables were stated at the gross proceeds receivable less an allowance for doubtful receivables. Cash and bank balances were recognised at cost.

- Available-for-sale ("**AFS**") financial assets

  AFS assets are initially recognised at its fair value and subsequently measured at fair value at the balance sheet date with all gains and losses other than impairment loss taken to equity. Impairment losses are taken to the income statement in the period it arises. On disposal, gains and losses previously taken to equity are included in the income statement.

  Previously, such investments were accounted for at cost less impairment losses for diminution in value that was other than temporary, which was charged to the income statement when they arose. Any reversal of the impairment loss was also included in the income statement.

- Other financial liabilities

  These are financial liabilities that are not held for trading nor designated as fair value through profit or loss. These include the Group's trade and other payables and bank borrowings. They are initially recognised at their fair value less transaction costs and subsequently accounted for at amortised cost.

  Previously, trade and other payables were stated at cost. Bank borrowings were stated based on proceeds received and transaction costs on borrowings were classified as deferred charges and amortised on a straight-line basis over the period of the borrowings.

In addition, FRS 39 requires derivatives to be initially recognised at fair value on the date the derivative contract is entered into and are subsequently re-measured at fair value. The method of recognising the resulting gain and loss depends on whether the derivative is designated as a hedging instrument and if so, the nature of the item being hedged. The Group designates certain derivatives as either hedges of fair value of recognised assets or liabilities or a firm commitment (fair value hedge) or hedges of highly probable forecast transactions (cash flow hedge).

NOTES TO THE INTERIM FINANCIAL STATEMENTS

For the second quarter and half year ended 30 September 2005

2. OTHER INCOME

Group	Quarter 2005 S$ Mil (Unaudited)	Quarter 2004 S$ Mil (Unaudited)	Half year 2005 S$ Mil (Unaudited)	Half year 2004 S$ Mil (Unaudited)
Rental income	1.4	2.7	2.7	5.5
Bad trade debts recovered	1.8	1.8	3.0	3.4
Net exchange (loss) / gain - trade related	(3.5)	3.0	(4.0)	(2.8)
Net gain / (loss) on disposal of property, plant and equipment	9.1	(1.9)	8.2	(1.5)
Property, plant and equipment written off	-	(0.1)	-	(0.1)
Others	13.8	9.7	26.4	26.3
	22.6	15.2	36.3	30.8

3. DEPRECIATION AND AMORTISATION

Group	Quarter 2005 S$ Mil (Unaudited)	Quarter 2004 S$ Mil (Unaudited)	Half year 2005 S$ Mil (Unaudited)	Half year 2004 S$ Mil (Unaudited)
Depreciation of property, plant and equipment	489.1	487.2	987.9	961.2
Amortisation of intangibles	8.3	5.1	15.4	9.3
Amortisation of sales and leaseback income	(6.4)	(5.5)	(12.9)	(10.7)
Other amortisation	1.8	3.4	5.1	6.3
	492.8	490.2	995.5	966.1

4. EXCEPTIONAL ITEMS

Group	Quarter 2005 S$ Mil (Unaudited)	Quarter 2004 S$ Mil (Unaudited)	Half year 2005 S$ Mil (Unaudited)	Half year 2004 S$ Mil (Unaudited)
Exceptional gains				
Gain on dilution of interest in associated companies	1.3	2.4	35.6	2.4
Gain on sale of non-current investments	-	28.4	-	39.4
Recovery of investment in non-current investment previously written off	-	-	-	2.3
	1.3	30.8	35.6	44.1
Exceptional losses				
Impairment of non-current investments	-	(0.5)	-	(1.1)
Impairment of goodwill on acquisition of subsidiary company	-	-	-	(14.6)
	-	(0.5)	-	(15.7)
	1.3	30.3	35.6	28.4

NOTES TO THE INTERIM FINANCIAL STATEMENTS

For the second quarter and half year ended 30 September 2005

Non-current investments comprise investments in subsidiary, associated and joint venture companies (including long-term shareholders' loans which are extensions of the Group's net investment in these entities) as well as available-for-sale financial assets.

5. EXCEPTIONAL ITEMS – ASSOCIATED AND JOINT VENTURE COMPANIES

Group	Quarter 2005 S$ Mil (Unaudited)	Quarter 2004 S$ Mil (Unaudited)	Half year 2005 S$ Mil (Unaudited)	Half year 2004 S$ Mil (Unaudited)
Share of exceptional results (pre-tax) relating to -				
Impairment of property, plant and equipment	(7.3)	-	(7.3)	-
Others	-	-	8.3	-
	(7.3)	-	1.0	-

6. INTEREST AND INVESTMENT INCOME

Group	Quarter 2005 S$ Mil (Unaudited)	Quarter 2004 S$ Mil (Unaudited)	Half year 2005 S$ Mil (Unaudited)	Half year 2004 S$ Mil (Unaudited)
Interest income from				
- associated and joint venture companies	(0.6)	3.9	1.8	8.5
- others	23.0	15.8	46.7	28.5
	22.4	19.7	48.5	37.0
Gross dividends from investments	2.0	2.4	2.6	6.8
Net loss on sale of trading investments	-	(0.1)	-	(0.1)
(Provision)/ Writeback of provision for diminution in value of short term investments	-	(1.3)	-	0.5
Fair value changes of financial assets	0.3	-	0.6	-
Related net exchange gain / (loss)	2.4	(5.5)	7.4	(8.8)
Exchange gain on loan to Optus, net of hedging	52.9	0.1	52.9	6.2
Others	0.1	(0.3)	0.1	(0.3)
	80.1	15.0	112.1	41.3

NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the second quarter and half year ended 30 September 2005

7. INTEREST ON BORROWINGS

Group	Quarter 2005 S$ Mil (Unaudited)	Quarter 2004 S$ Mil (Unaudited)	Half year 2005 S$ Mil (Unaudited)	Half year 2004 S$ Mil (Unaudited)
Interest expense on				
- bonds	134.1	133.5	271.7	268.3
- bank loans	21.0	14.5	37.1	27.0
- interest rate hedging contracts	(26.9)	(29.9)	(54.5)	(61.0)
- others	1.9	5.7	5.9	9.0
Changes in fair value of derivative instruments	0.2	-	1.1	-
Amortisation of bonds and related costs	1.9	1.5	3.6	3.3
	132.2	125.3	264.9	246.6
Less: amounts capitalised in balance sheet	(3.1)	(2.7)	(5.8)	(2.9)
	129.1	122.6	259.1	243.7

8. TAXATION

Group	Quarter 2005 S$ Mil (Unaudited)	Quarter 2004 S$ Mil (Unaudited)	Half year 2005 S$ Mil (Unaudited)	Half year 2004 S$ Mil (Unaudited)
Current and deferred tax expense attributable to current period's profits	158.2	162.1	319.0	325.4
Recognition of deferred tax assets on other temporary differences [(1)]	(29.7)	-	(59.2)	-
Current and deferred tax adjustments in respect of prior years	0.3	(0.3)	(1.4)	(0.1)
	128.8	161.8	258.4	325.3

Note:
(1) This relates to tax benefits arising from inter-company loan.

NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the second quarter and half year ended 30 September 2005

9. OTHER INCOME STATEMENT ITEMS

Group	Quarter 2005 S$ Mil (Unaudited)	Quarter 2004 S$ Mil (Unaudited)	Half year 2005 S$ Mil (Unaudited)	Half year 2004 S$ Mil (Unaudited)
Impairment of				
- trade debtors	20.0	33.9	38.4	63.6
- other debtors	0.4	0.4	0.7	0.7
Allowance for inventory obsolescence	3.9	3.3	10.2	7.9
Bad trade debts written off	0.8	0.1	1.0	0.1
Inventory written off	0.6	0.3	0.9	0.5

10. UNDERLYING NET PROFIT

Group	Quarter 2005 S$ Mil (Unaudited)	Quarter 2004 S$ Mil (Unaudited)	Half year 2005 S$ Mil (Unaudited)	Half year 2004 S$ Mil (Unaudited)
Profit attributable to shareholders	808.9	765.6	1,605.3	1,465.8
Adjustments for				
Exceptional items	(1.3)	(30.3)	(35.6)	(28.4)
Exchange gain on loan to Optus, net of hedging	(52.9)	(0.1)	(52.9)	(6.2)
Underlying net profit	754.7	735.2	1,516.8	1,431.2

11. EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION ("EBITDA")

Group	Quarter 2005 S$ Mil (Unaudited)	Quarter 2004 S$ Mil (Unaudited)	Half year 2005 S$ Mil (Unaudited)	Half year 2004 S$ Mil (Unaudited)
Profit before tax	936.6	927.2	1,861.8	1,790.4
Adjustments for				
Depreciation and amortisation	492.8	490.2	995.5	966.1
Exceptional items	(1.3)	(30.3)	(35.6)	(28.4)
Interest and investment income	(80.1)	(15.0)	(112.1)	(41.3)
Interest on borrowings	129.1	122.6	259.1	243.7
Share of tax of associated and joint venture companies	96.3	59.0	207.4	133.2
EBITDA	1,573.4	1,553.7	3,176.1	3,063.7

NOTES TO THE INTERIM FINANCIAL STATEMENTS

For the second quarter and half year ended 30 September 2005

12. WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES

Group	Quarter 2005 '000 (Unaudited)	Quarter 2004 '000 (Unaudited)	Half year 2005 '000 (Unaudited)	Half year 2004 '000 (Unaudited)
Weighted average number of ordinary shares in issue for calculation of basic and underlying earnings per share	16,669,793	17,666,595	16,652,782	17,760,551
Adjustment for assumed conversion of share options	29,484	41,055	36,126	44,733
Adjustment for potential dilutive ordinary shares	10,021	17,525	20,905	13,145
Weighted average number of ordinary shares for calculation of diluted earnings per share	16,709,298	17,725,175	16,709,813	17,818,429

The weighted average number of ordinary shares in issue had been adjusted to exclude the number of performance shares held by the Trust. No adjustment was made to earnings for the calculation of fully diluted earnings per share.

Basic underlying earnings per share is calculated by dividing the Group's underlying net profit by the weighted average number of ordinary shares in issue during the period.

13. GROUP'S BORROWINGS AND DEBT SECURITIES

Group	As at 30 Sep 05 S$ Mil (Unaudited)	As at 31 Mar 05 S$ Mil (Audited)
Unsecured borrowings		
Repayable within one year	1,432.4	963.2
Repayable after one year	7,195.9	7,338.9
	8,628.3	8,302.1
Secured borrowings		
Repayable within one year, or on demand	1,206.8	1,163.8
Repayable after one year	66.0	70.5
	1,272.8	1,234.3
	9,901.1	9,536.4

Group	As at 30 Sep 05 S$ Mil (Unaudited)	As at 31 Mar 05 S$ Mil (Audited)
Secured borrowings		
Bank loans	1,105.4	1,045.3
Bonds	76.0	79.8
Finance lease liabilities	91.4	109.2
	1,272.8	1,234.3

NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the second quarter and half year ended 30 September 2005

Some of the finance lease liabilities were secured by guarantees from certain subsidiary companies and by mortgages granted over a subsidiary company's satellites, related assets and service contracts. The net book value of property, plant and equipment under finance lease as at 30 September 2005 was S$33.9 million (31 March 2005: S$46.4 million).

The bonds were secured over all the assets and undertakings of Reef with net book value of S$89.9 million (A$70.0 million) as at 30 September 2005 (31 March 2005: S$94.4 million).

S$1.10 billion (US$651.4 million) of the bank loans were secured over the following:

(i) all shares in C2C; and

(ii) all assets of C2C Group amounting to US$919.9 million or S$1.56 billion (31 March 2005: US$960.2 million or S$1.58 billion).

All sales and purchases and other agreements entered into by the C2C Group were also assigned or charged to the syndicate of bankers ("**Lenders**").

On 12 January 2004, SingTel announced that SingTel and C2C have reached agreement-in-principle with the Lenders regarding the consensual restructuring of C2C's senior secured credit facility (the "**Debt**").

Since the date the agreement-in-principle was reached, there had been a material change to the composition of the Lenders. It is expected that the terms of the restructuring to be agreed with the new Lenders will be significantly different from the earlier agreement-in-principle reached in January 2004.

The new Lenders have appointed receivers and managers over all the shares of (and not over the assets or business of) C2C pursuant to a Security Over Shares Agreement executed by C2C Holdings Pte Ltd (the holding company of C2C) in favour of Citicorp Investment Bank (Singapore) Limited, as security agent for the Lenders. The receivers and managers have stated that their appointment has been made to assist discussions for a consensual restructuring of the C2C Group.

On 17 October 2005, SingTel further announced that the receivers and managers had initiated an auction of all the issued shares of C2C by placing advertisements in the press. Notwithstanding the foregoing, there has been no change to the board of directors or management of C2C. Negotiations between the parties for the consensual restructuring of the Debt continue to be undertaken by advisors of the respective parties.

See additional information on C2C's debt restructuring under **Appendix 3** of the Management Discussion and Analysis of the Group for the second quarter and half year ended 30 September 2005.

The balance S$3.9 million of the bank loans was secured over certain fixed deposits of the Group amounting to US$2.6 million (S$4.4 million) as at 30 September 2005 (31 March 2005: US$2.3 million or S$3.8 million).

NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the second quarter and half year ended 30 September 2005

14. DETAILS OF MATERIAL ASSOCIATED AND JOINT VENTURE COMPANIES

Group	Half year 2005 S$ Mil (Unaudited)	Half year 2004 S$ Mil (Unaudited)
Profit before tax		
- ordinary activities	746.9	615.8
- exceptional items	1.0	-
	747.9	615.8
Income tax		
- ordinary activities	(207.4)	(154.7)
- exceptional items	-	21.5
	(207.4)	(133.2)
Share of results of associated and joint venture companies	540.5	482.6

Group	Equity Interest As at 30 Sep 2005 % (Unaudited)	Equity Interest As at 30 Sep 2004 % (Unaudited)	Contribution to net profit after tax Half year 2005 S$ Mil (Unaudited)	Contribution to net profit after tax Half year 2004 S$ Mil (Unaudited)
Equity accounted associated and joint venture companies				
PT Telekomunikasi Selular	35.00	35.00	247.3	182.5
Advanced Info Service Public Co. Ltd	21.44	21.47	93.9	107.9
Globe Telecom, Inc.	44.61	40.05	67.3	103.6
Bharti Tele-Ventures Limited	30.67	28.46	104.0	65.2
Others			28.0	23.4
			540.5	482.6

The details of associated and joint venture companies are set out in Note 25 and Note 26 to the interim financial statements respectively.

15. SHARE CAPITAL AND OTHER EQUITY INFORMATION

Group and Company	As at 30 Sep 05 S$ Mil (Unaudited)
Issued and fully paid	
Ordinary shares of S$0.15 each ("**Shares**")	
Balance as at 1 Jul 05 - 16,653,611,166 Shares	2,498.0
Issue of 35,884,700 Shares on exercise of share options	5.4
Balance as at 30 Sep 05 - 16,689,495,866 Shares	2,503.4

(a) Changes to share capital

In the current quarter ended 30 September 2005, the Company issued 35,884,700 Shares upon the exercise of 35,884,700 share options at the exercise price of S$1.33 to S$3.03 per Share.

NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the second quarter and half year ended 30 September 2005

(b) Outstanding share options
The number of outstanding share options under the Singapore Telecom Share Option Scheme 1999 as at 30 September 2005 was 83,177,337 (30 September 2004: 158,545,675).

The number of share options under the Optus Executive Option Plan as at 30 September 2005 was 3,666,900 (30 September 2004: 4,013,550). Under the Optus Executive Option Plan, on the exercise of these options, Optus will discharge its obligations by procuring the issue to the Optus option holder of ordinary shares in SingTel in the ratio of 1.66 SingTel share per share option.

The total number of Shares that may be issued on conversion of all the outstanding share options as at 30 September 2005 was 89,264,391 (30 September 2004: 165,208,168).

(c) Performance shares
As at 30 September 2005, the number of outstanding performance shares under the SingTel Executives' Performance Share Plan and SingTel Performance Share Plan was 92,940,981 (30 September 2004: 67,970,031).

16. NET ASSET VALUE

	Group		Company	
	As at		As at	
	30 Sep 05 (Unaudited)	31 Mar 05 (Audited)	30 Sep 05 (Unaudited)	31 Mar 05 (Audited)
Net asset value per ordinary share (SGD cents)	113.45	115.86	81.12	88.82

17. CONTINGENT LIABILITIES

(a) Guarantees
As at 30 September 2005

(i) The Company provided a guarantee to a third party for due performance by a wholly owned subsidiary for its obligations and liabilities under a S$45.0 million (31 March 2005: S$45.0 million) contract to provide information technology services.

(ii) The Group and Company provided bankers' guarantees and insurance bonds of S$140.7 million and S$19.4 million (31 March 2005: S$135.4 million and S$19.4 million) respectively.

(iii) A subsidiary company provided performance guarantees amounting to US$64.0 million (S$108.2 million) (31 March 2005: US$64.0 million) to a third party in respect of a joint venture company.

(iv) On 30 April 2003, Southern Cross Cable Holdings Limited and Pacific Carriage Holdings Limited restructured its bank facility, extending the maturity date of the bank loan to April 2008 and modifying other terms to provide additional financing flexibility.

In connection with the loan restructuring, Optus and its subsidiary companies ("**Optus Group**") provided contingent credit support of up to US$9.6 million (S$16.2 million) (31 March 2005: US$37.0 million). The support amounts will reduce as the bank facility is repaid with the proceeds from future market sales.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

For the second quarter and half year ended 30 September 2005

(b) Audit of tax losses

As at 30 September 2005, Optus Group had estimated unutilised tax losses of approximately A$955 million (S$1.23 billion) (31 March 2005: A$1.26 billion) with tax effect of A$286 million (S$367.5 million) (31 March 2005: A$378 million) which were available for set off against future taxable income subject to the income tax regulations in Australia.

As previously disclosed, the Australian Taxation Office has commenced an audit of the Optus Group's entitlements to carried forward tax losses. The Group believes that the audit will not result in any change to the deferred tax asset or liability position, or to any income tax becoming immediately payable. In the unlikely event that this is ultimately found to be incorrect, the maximum impact as at 30 September 2005 would be a reduction in deferred tax assets due to tax losses of A$286 million (S$367.5 million) (31 March 2005: A$378 million). In addition, further tax expense of A$286 million (S$367.5 million) (31 March 2005: A$194 million), being tax payable, would need to be recognised.

(c) Claim by Seven Network Limited

As disclosed in the previous financial year, Seven Network Limited and one of its subsidiary companies ("**Seven**") have commenced proceedings in the Federal Court against Optus, Optus Vision Pty Limited ("**Optus Vision**", a subsidiary company of Optus) and other parties including News Limited, Telstra Corporation, Publishing and Broadcasting Limited and Foxtel Management Pty Limited.

The proceedings allege anti-competitive conduct in relation to subscription television content and infrastructure. Claims against Optus and Optus Vision allege breaches of the Trade Practice Act, breach of contract and deceitful conduct in relation to certain subscription television content contracts. Seven claims damages, injunctions and other orders. Optus is vigorously defending the claims. Optus Vision has also filed a cross-claim against Seven, alleging misleading and deceptive conduct and breaches of contract by Seven.

The hearing of the case commenced in September 2005 and is expected to run for six to nine months.

(d) Disputes with international service providers

As previously reported, Optus is in dispute with certain international service providers regarding amounts due under contracts. Optus has also been notified of claims by other international service providers. The new claimants have yet to quantify amounts sought. Optus is vigorously defending all these claims.

NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the second quarter and half year ended 30 September 2005

18. SEGMENT INFORMATION

Primary Reporting Format – Geographical Segment

Group - 2005 (Unaudited)	Singapore S$ Mil	Australia S$ Mil	Others S$ Mil	Elimination S$ Mil	Total S$ Mil
Total revenue from external customers	1,925.2	4,489.3	101.3	-	6,515.8
Inter-segment revenue	21.3	-	50.8	(72.1)	-
Operating revenue	1,946.5	4,489.3	152.1	(72.1)	6,515.8
Segment results	626.8	625.3	(49.5)	25.3	1,227.9
Other income	19.7	14.5	2.1	-	36.3
Compensation from IDA	168.5	-	-	-	168.5
Profit / (Loss) before exceptional items	815.0	639.8	(47.4)	25.3	1,432.7
Exceptional items	0.6	-	35.0	-	35.6
Profit on operating activities	815.6	639.8	(12.4)	25.3	1,468.3
Share of results of associated and joint venture companies	18.7	5.3	516.5	-	540.5
Profit before interest and tax	834.3	645.1	504.1	25.3	2,008.8
Interest and investment income					112.1
Interest on borrowings					(259.1)
Profit before tax					1,861.8

NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the second quarter and half year ended 30 September 2005

Group - 2004 (Unaudited)	Singapore S$ Mil	Australia S$ Mil	Others S$ Mil	Elimination S$ Mil	Total S$ Mil
Total revenue from external customers	1,893.3	4,150.2	97.8	-	6,141.3
Inter-segment revenue	11.8	-	43.7	(55.5)	-
Operating revenue	1,905.1	4,150.2	141.5	(55.5)	6,141.3
Segment results	679.4	639.1	(58.9)	22.9	1,282.5
Other income	33.8	20.6	0.3	(23.9)	30.8
Compensation from IDA	168.5	-	-	-	168.5
Profit / (Loss) before exceptional items	881.7	659.7	(58.6)	(1.0)	1,481.8
Exceptional items					
- allocated	3.9	-	23.3	-	27.2
- unallocated					1.2
Profit on operating activities					1,510.2
Share of results of associated and joint venture companies	27.8	1.4	453.4	-	482.6
Profit before interest and tax					1,992.8
Interest and investment income					41.3
Interest on borrowings					(243.7)
Profit before tax					1,790.4

NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the second quarter and half year ended 30 September 2005

18. SEGMENT INFORMATION (continued)

Secondary reporting format – Business Segment

Group - 2005 (Unaudited)	Wireline S$ Mil	Wireless S$ Mil	IT & Engineering S$ Mil	Others S$ Mil	Total S$ Mil
Operating revenue from external customers	3,113.3	2,978.5	403.6	20.4	6,515.8

Group - 2004 (Unaudited)	Wireline S$ Mil	Wireless S$ Mil	IT & Engineering S$ Mil	Others S$ Mil	Total S$ Mil
Operating revenue from external customers	3,047.6	2,735.2	341.9	16.6	6,141.3

19. DIVIDENDS

In the half year ended 30 September 2005, a final ordinary dividend of 8.0 SGD cents per share, and special dividend of 5.0 SGD cents per share, less tax at 20.0 per cent totalling S$1.73 billion and S$1.74 billion for the Group and Company respectively was paid in respect of the financial year ended 31 March 2005. The amount paid by the Group differed from that paid by the Company due to dividends on performance shares held by the Trust that were eliminated on consolidation of the Trust.

No dividends have been recommended or declared in the current half year ended 30 September 2005. No dividends were recommended or declared for the same period last year.

20. The financial position as at 30 September 2005 and the results and cash flows for the second quarter and half year ended 30 September 2005 presented in this announcement have not been audited, but have been reviewed by PricewaterhouseCoopers in accordance with the Singapore Standard on Review Engagements 2400 – Engagements to Review Financial Statements.

21. REVIEW OF PERFORMANCE OF THE GROUP

Please refer to the Management Discussion and Analysis of the Group for the second quarter and half year ended 30 September 2005.

22. WHERE A FORECAST, OR A PROSPECT STATEMENT, HAS BEEN PREVIOUSLY DISCLOSED TO SHAREHOLDERS, ANY VARIANCE BETWEEN IT AND THE ACTUAL RESULTS.

Please refer to the Management Discussion and Analysis of the Group for the second quarter and half year ended 30 September 2005.

NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the second quarter and half year ended 30 September 2005

23. A COMMENTARY AT THE DATE OF THE ANNOUNCEMENT OF THE SIGNIFICANT TRENDS AND COMPETITIVE CONDITIONS OF THE INDUSTRY IN WHICH THE GROUP OPERATES AND ANY KNOWN FACTORS OR EVENTS THAT MAY AFFECT THE GROUP IN THE NEXT OPERATING PERIOD AND THE NEXT 12 MONTHS.

Please refer to the Management Discussion and Analysis of the Group for the second quarter and half year ended 30 September 2005.

24. SUBSEQUENT EVENT

On 21 July 2005, Optus announced that it intends to make an off-market takeover offer for all of the ordinary shares in Alphawest Limited ("Alphawest") for cash consideration of 68 Australian cents per share. The offer will involve a total consideration offered by Optus of A$26 million for 100% of the ordinary share capital. In addition, Alphawest has net debt of A$3 million that Optus will assume.

As of 3 November 2005, acceptances have been received in respect of 97.79% of the issued capital. Optus will proceed to compulsorily acquire the remaining issued capital.

25. ASSOCIATED COMPANIES OF THE GROUP

	Percentage of effective equity held by the Group as at	
Name of Company	30 Sep 05 %	30 Sep 04 %
Abacus Travel Systems Pte Ltd	30.0	30.0
ADSB Telecommunications B.V.	25.6	25.6
Advanced Info Service Public Co. Ltd	21.4	21.5
APT Satellite Holdings Limited	20.3	20.3
APT Satellite International Company Limited	28.6	28.6
Asiacom Philippines, Inc. (1)	-	40.0
Bharti Telecom Limited	32.8	27.0
Bharti Tele-Ventures Limited	30.7	28.5
Globe Telecom Holdings, Inc.	47.6	46.1
Globe Telecom, Inc. (1)	-	40.1
Infoserve Technology Corp. (Cayman Islands)	25.0	25.0
New Century Infocom Tech. Co. Ltd	24.5	24.5
PT Telekomunikasi Selular	35.0	35.0
Singapore Post Limited	30.9	31.0
VA Dynamics Sdn Bhd	49.0	49.0

Note:
(1) These companies were reclassified from associated companies to joint venture companies.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

For the second quarter and half year ended 30 September 2005

26. JOINT VENTURE COMPANIES OF THE GROUP

Name of Company	Percentage of effective interest held by the Group as at 30 Sep 05 %	30 Sep 04 %
Acasia Communications Sdn Bhd	16.7	16.8
ACPL Marine Pte Ltd	41.7	41.7
APT Satellite Telecommunications Limited (1)	56.2	56.2
Arus Dimensi Sdn Bhd	49.0	49.0
ASEAN Cableship Pte Ltd	16.7	16.7
ASEAN Telecom Holdings Sdn Bhd	16.7	17.6
Asiacom Philippines, Inc. (2)	40.0	-
Bharti Aquanet Limited	49.0	49.0
Bridge Mobile Pte. Ltd.	38.8	-
Digital Network Access Communications Pte Ltd	50.0	50.0
Globe Telecom, Inc. (2)	44.6	-
ILJIN C2C Ltd	29.2	29.2
Indian Ocean Cableship Pte Ltd	50.0	50.0
Integrated Payment Venture Pte Ltd	50.0	50.0
International Cableship Pte Ltd	45.0	45.0
Main Event Television Pty Limited	33.3	33.3
Network i2i Limited	50.0	50.0
Pacific Bangladesh Telecom Limited	45.0	-
Pacific Carriage Holdings Limited	40.0	40.0
PT Bukaka SingTel International	40.0	40.0
Radiance Communications Pte Ltd	50.0	50.0
Southern Cross Cable Holdings Limited	40.0	40.0
TeleTech Park Pte Ltd	40.0	40.0
Virgin Mobile (Australia) Pty Limited	25.9	30.2

<u>Notes:</u>

(1) The Group regards this company as a joint venture company, notwithstanding that it has more than 50% of the company's issued share capital, because it exercises joint control.

(2) These companies were reclassified from associated companies to joint venture companies.

The Board of Directors
Singapore Telecommunications Limited
31 Exeter Road
Comcentre
Singapore 239732

9 November 2005

Dear Sirs

INDEPENDENT REVIEW REPORT
FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2005

We have performed an independent review on certain interim financial information of Singapore Telecommunications Limited ("SingTel" or the "Company") and its subsidiaries (known collectively as the "Group") as of and for the Second Quarter and Half Year ended 30 September 2005 in order for the Company to announce on the Singapore Exchange as well as to lodge its Appendix 4D with the Australian Stock Exchange.

The interim financial information is set out in the attached pages of SingTel's announcement and comprises the following –

- Consolidated Income Statements for the Second Quarter and Half Year ended 30 September 2005 and 30 September 2004;
- Balance Sheets of the Group and Company as at 30 September 2005 and 31 March 2005;
- Consolidated Statements of Changes in Equity for the Second Quarter and Half Year ended 30 September 2005 and 30 September 2004;
- Statements of Changes in Equity for the Second Quarter and Half Year ended 30 September 2005 and 30 September 2004;
- Consolidated Cash Flow Statements for the Second Quarter and Half Year ended 30 September 2005 and 30 September 2004;
- Selected notes to the interim financial statements for the Second Quarter and Half Year ended 30 September 2005 and 30 September 2004 (comprising Basis of Preparation, Other Income, Depreciation and Amortisation, Exceptional Items, Exceptional Items – Associated and Joint Venture Companies, Interest and Investment Income, Interest on Borrowings, Taxation, Other Income Statement Items, Group's Borrowings and Debt Securities, Details of Material Associated and Joint Venture Companies, Share Capital and Other Equity Information, Net Asset Value, and Contingent Liabilities);
- Earnings Per Share of the Group (basic and diluted) for the Second Quarter and Half Year ended 30 September 2005 and 30 September 2004;
- Segment Information for the Half Year ended 30 September 2005 and 30 September 2004;
- Dividends;
- Subsequent Event;
- Associated companies of the Group; and
- Joint venture companies of the Group.

The interim financial information is the responsibility of, and has been approved by, the directors. Our responsibility is to issue a report solely for the use of the directors on the interim financial information based on our review.

We conducted our review in accordance with the Singapore Standard on Review Engagements 2400. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

This review was performed to enable us to state whether, on the basis of the procedures described above, anything has come to our attention that would indicate that the interim financial information is not presented fairly in all material respects, in accordance with Financial Reporting Standard 34: Interim Financial Reporting ("FRS 34").

Based on our review of the interim financial information, nothing has come to our attention that causes us to believe that the accompanying interim financial information are not presented fairly in all material respects, in accordance with FRS 34.

Yours faithfully

PricewaterhouseCoopers
Certified Public Accountants

Singapore

Lorinda Leung

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Announcement Title :: MISCELLANEOUS
Announcement No. :: 00006
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Company Name :: SINGTEL
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ASX
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Internet http://www.asx.com.au
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FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 10/11/2005

TIME: 09:45:55

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

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Half Yearly Report

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Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Thursday, November 10, 2005 6:46 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 280773.pdf

280773.pdf (258 KB)

ASX confirms the release to the market of Doc ID: 280773 as follows:
Release Time: 10-Nov-2005 09:45:54
ASX Code: SGT
File Name: 280773.pdf
Your Announcement Title: SGX and ASX announcement for Second Quarter and Half Year En

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Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	10-Nov-2005 06:36:18
Announcement No.	00007

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Announcement Title *	SingTel Group's Results for the Second Quarter and Half Year Ended 30 September 2005 - Management Discussion and Analysis of Unaudited Financial Condition, Results of Operations and Cash Flows
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SingTel

Singapore Telecommunications Limited
And Subsidiary Companies

MANAGEMENT DISCUSSION AND ANALYSIS OF UNAUDITED FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2005

The financial statements of the Group are prepared in accordance with Singapore Financial Reporting Standards, which are the same, in material respects, to International Financial Reporting Standards. The financial statements for the period ended, and as at, 30 September 2005 are unaudited but are reviewed in accordance with the Singapore Standard on Auditing applicable to review engagements.

For all pages, "@" denotes more than +/- 500%, and "" denotes less than +/- S$500,000 or A$500,000, and "**" denotes less than +/- 0.05%, unless otherwise indicated.*

Singapore Telecommunications Ltd And Subsidiary Companies

Table Of Contents

SECTION I : GROUP

FINANCIAL HIGHLIGHTS
FOR THE SECOND QUARTER ENDED 30 SEPTEMBER 2005

- **Underlying Earnings Per Share increased 8.9% to 4.53 cents.**
- **Operating revenue was up 5.8% to S$3.30 billion.**
- **Ordinary earnings from associates grew 16% to S$371 million.**
- **Against the first quarter, Optus' net profit was stable at A$150 million.**
- **The Group's underlying net profit[1] was up by 2.7% to S$755 million.**
- **Free cash flow[2] totalling S$755 million, with S$446 million from SingTel and S$309 million (A$242 million) from Optus.**

FOR THE HALF YEAR ENDED 30 SEPTEMBER 2005

- **Operating revenue was up 6.1% to S$6.52 billion.**
- **Ordinary earnings from associates grew 21% to S$747 million.**
- **Underlying net profit increased 6.0% to S$1.52 billion.**
- **Free cash flow was stable at S$1.35 billion.**

---

[1] Underlying net profit is defined as net profit before exceptionals and exchange differences on short term loan to Optus, net of hedging.
[2] Free cash flow refers to cash flow from operating activities less cash capex.

SECTION I : GROUP

	Quarter 30 Sep 2005 S$ m	Quarter 30 Sep 2004 S$ m	YOY Chge %	Half Year 30 Sep 2005 S$ m	Half Year 30 Sep 2004 S$ m	YOY Chge %
Operating revenue	3,301	3,120	5.8	6,516	6,141	6.1
Operational EBITDA	1,126	1,150	-2.1	2,260	2,279	-0.9
Operational EBITDA margin	*34.1%*	*36.9%*		*34.7%*	*37.1%*	
Share of associates' earnings	364	320	13.8	748	616	21.5
- ordinary operations	371	320	16.1	747	616	21.3
- exceptional items	(7)	-	nm	1	-	nm
EBITDA	1,573	1,554	1.3	3,176	3,064	3.7
Exceptional gains	1	30	-95.7	36	28	25.4
Underlying net profit	755	735	2.7	1,517	1,431	6.0
Net profit	809	766	5.7	1,605	1,466	9.5
Free cash flow	755	667	13.2	1,349	1,343	0.4
Underlying earnings per share (cents)	4.53	4.16	8.9	9.11	8.06	13.0
Basic earnings per share (cents)	4.85	4.33	12.0	9.64	8.25	16.8

	As at 30 Sep 2005	As at 30 Jun 2005	As at 31 Mar 2005
Total assets	34,924	35,901	35,333
Shareholders' funds	18,933	19,777	19,271
Net debt [(1)]	8,114	7,249	6,631
Net debt gearing ratio [(2)]	*30.0%*	*26.8%*	*25.6%*
Net debt to EBITDA [(3)]	*1.3X*	*1.1X*	*1.1X*
Interest cover:			
- EBITDA/ net interest expense [(4)]	*15.1X*	*15.4X*	*15.1X*

Notes:

(1) Net debt is defined as gross debt less cash and bank balances adjusted for related hedging balances.
(2) Net debt gearing is defined as the ratio of net debt to net capitalisation. Net capitalisation is the aggregate of net debt, shareholders' funds and minority interests.
(3) Net debt to EBITDA is defined as net debt to annualised EBITDA (excluding exceptional items).
(4) Net interest refers to interest expense less interest income.

SECTION I : GROUP

GROUP SUMMARY INCOME STATEMENTS (UNAUDITED)
For The Second Quarter And Half Year Ended 30 Sep 2005

	Quarter 30 Sep					Half Year 30 Sep		
	2005 SingTel S$ m	2005 Optus S$ m	2005 Group S$ m	2004 Group S$ m	YOY Chge %	2005 Group S$ m	2004 Group S$ m	YOY Chge %
Operating revenue	**1,057**	**2,244**	**3,301**	**3,120**	**5.8**	**6,516**	**6,141**	**6.1**
Operating expenses	(590)	(1,609)	(2,199)	(1,985)	10.8	(4,292)	(3,893)	10.3
	467	636	1,103	1,135	-2.8	2,223	2,249	-1.1
Other income	16	7	23	15	48.7	36	31	17.9
Operational EBITDA	**483**	**642**	**1,126**	**1,150**	**-2.1**	**2,260**	**2,279**	**-0.9**
EBITDA margin	***45.7%***	***28.6%***	***34.1%***	***36.9%***		***34.7%***	***37.1%***	
Compensation from IDA	84	-	84	84	-	169	169	-
Share of results of associates								
-ordinary operations	370	1	371	320	16.1	747	616	21.3
-exceptional items	(7)	-	(7)	-	nm	1	-	nm
	363	1	364	320	13.8	748	616	21.5
EBITDA	**930**	**643**	**1,573**	**1,554**	**1.3**	**3,176**	**3,064**	**3.7**
Depreciation & amortisation	(165)	(327)	(493)	(490)	0.5	(996)	(966)	3.0
EBIT	**765**	**316**	**1,081**	**1,064**	**1.6**	**2,181**	**2,098**	**4.0**
Net finance expense								
-net interest expense	(64)	(43)	(107)	(103)	3.7	(211)	(207)	1.9
-intercompany interest	4	(4)	-	-	-	-	-	-
-other finance income/ (loss)	57	1	58	(5)	nm	64	4	@
	(4)	(45)	(49)	(108)	-54.5	(147)	(202)	-27.4
Profit before EI	**761**	**271**	**1,032**	**956**	**7.9**	**2,034**	**1,895**	**7.3**
Exceptional items ("EI")	1	-	1	30	-95.7	36	28	25.4
Profit before tax	**762**	**271**	**1,033**	**986**	**4.7**	**2,069**	**1,924**	**7.6**
Tax expense	(146)	(79)	(225)	(221)	1.9	(466)	(459)	1.6
Profit after tax	**616**	**191**	**808**	**765**	**5.5**	**1,603**	**1,465**	**9.4**
Minority interests	1	-	1	*	450.0	2	1	171.4
Net profit	**618**	**191**	**809**	**766**	**5.7**	**1,605**	**1,466**	**9.5**
Net profit	**618**	**191**	**809**	**766**	**5.7**	**1,605**	**1,466**	**9.5**
Exclude :								
Exceptional items	(1)	-	(1)	(30)	-95.7	(36)	(28)	25.4
Exchange difference [(2)]	(53)	-	(53)	*	@	(53)	(6)	753.2
Underlying net profit	**563**	**191**	**755**	**735**	**2.7**	**1,517**	**1,431**	**6.0**

Notes:
(1) The presentation of income statements in this document is consistent with prior periods. For income statements presented in accordance with Financial Reporting Standard 1 (revised 2004), ***Presentation of Financial Statements***, please refer to "SGX Appendix 7.2 Announcement/ ASX Appendix 4D Half Year Report".
(2) The exchange difference arose from the A$ denominated short term loan to Optus, net of hedging, if any.

SECTION I : GROUP

REVIEW OF GROUP OPERATING PERFORMANCE

For The Second Quarter Ended 30 September 2005

For the quarter under review, the Group's operating revenue increased 5.8% to S$3.30 billion. Optus recorded an increase of 5.6% in operating revenue in Singapore Dollar terms (0.5% in Australian Dollar terms) to S$2.24 billion. SingTel's revenue grew 6.4% to S$1.06 billion mainly driven by Sale of Equipment which grew 158% as more handsets were sold upon the execution of a new handset distribution strategy (see Section II – Page 26) and growth in IT revenue.

Operating expenses grew 11% to S$2.20 billion mainly due to Cost of Sales, which increased 28% in line with higher Sale of Equipment and IT revenues. Excluding Cost of Sales, operating expenses grew at a slower 7.0%.

The Group's operational EBITDA declined 2.1% to S$1.13 billion. With increasing contributions from the lower-margins Sale of Equipment and IT businesses in Singapore and the continued severe competitive and pricing pressures in Australia, operational EBITDA margin decreased by 2.8 percentage points to 34.1% from 36.9% a year ago.

The Group's share of pre-tax profits of associates increased by 14% to S$364 million, accounting for 35% (Q2 FY2004/05: 33%) of profit before tax and exceptional items. In the quarter, Bharti and Telkomsel continued to record strong improvements in revenue and profitability, whereas growth at Globe and AIS slowed following keen competition in their respective markets.

EBITDA was stable at S$1.57 billion, with Optus accounting for 41% of Group's EBITDA, slightly lower than the 42% in the same quarter last year.

Net finance expense decreased significantly by 55% to S$49 million. The decline was attributable mainly to realised foreign exchange gains of S$53 million arising from the repayment of an Australian Dollar denominated inter-company loan by Optus (see Section II – Page 30).

Consistent with the previous quarter, a deferred tax benefit of S$30 million was recognised on the interest expense provided by Singapore Telecom Australia Investments Pty Limited, the investment holding company of Optus, on its long term inter-company loan from SingTel.

Net profit after tax grew 5.7% to S$809 million. Excluding the effects of exceptional items and exchange differences on loan to Optus, the Group's underlying profit grew by 2.7% to S$755 million. Underlying earnings per share, however, grew by a higher 8.9% to 4.53 cents following the capital reduction exercise last year.

For the current quarter, free cash flow totalled S$755 million, with Optus contributing S$309 million (A$242 million). The Group's net debt gearing increased 3.2 percentage points to 30.0% from 26.8% a quarter ago following a cash payment of S$1.73 billion for special and final dividends relating to the previous financial year in the quarter.

On a proportionate basis, operations outside Singapore accounted for 74% (Q2 FY2004/05: 74%) of the Group's enlarged revenue and 67% (Q2 FY2004/05: 66%) of the enlarged EBITDA.

SECTION I : GROUP

For The Half Year Ended 30 September 2005

For the half year ended 30 September 2005, operating revenue grew 6.1% to S$6.52 billion.

EBITDA grew 3.7% to S$3.18 billion, driven mainly by higher contributions from overseas associates.

The Group's underlying profit increased 6.0% to S$1.52 billion.

SEQUENTIAL QUARTERLY RESULTS

Results for the current quarter compared to the preceding quarter ended 30 June 2005 are as follows -

	Quarter		
	30 Sep 2005 S$ m	30 Jun 2005 S$ m	QOQ Chge %
Operating revenue	**3,301**	**3,214**	**2.7**
Operating expenses	(2,199)	(2,094)	5.0
Operational EBITDA	**1,126**	**1,134**	**-0.8**
Operational EBITDA margin	***34.1%***	***35.3%***	
Profit before exceptional items and tax	**1,032**	**1,002**	**3.0**
Net profit	**809**	**796**	**1.6**
Underlying net profit	**755**	**762**	**-1.0**
Free cash flow	**755**	**594**	**27.1**

OUTLOOK FOR THE CURRENT FINANCIAL YEAR

Macroeconomic environment

The official 2005 GDP growth forecast of Singapore is 3.5% to 4.5%, compared to 8% recorded in 2004 while consensus GDP forecast for Australia is 2.7%, compared to 3.2% for 2004.

In countries where our regional mobile associates operate, average GDP growth was at mid single digit levels in 2004, with similar conditions expected for 2005. Economic growth and currencies in these countries could be impacted by volatility in both the domestic economies and the international capital markets.

For the half year ended 30 September 2005, more than 70% of proportionate revenues and more than 60% of proportionate EBITDA of the Group came from outside Singapore. The outlook for the Group's overseas associates continues to be positive.

SECTION I : GROUP

Singapore

SingTel expects operating revenue for the current financial year to be roughly the same as the financial year ended 31 March 2005. Higher data and IT revenues are expected to offset pricing pressures on International Telephone revenue and usage declines for National Telephone.

Operational EBITDA margins for SingTel ex NCS are expected to remain above 50%. The operating environment is expected to be similar to the previous year but margins will be affected by the full year's property rental costs following the sale and lease back of properties from A-REIT. In addition, margins in the previous financial year benefited from items such as the adjustment to performance share costs arising from the adoption of FRS 102, and the write backs for provision for doubtful debts no longer required. Excluding these and other one-off items, the operational EBITDA margin for the year ending 31 March 2006 will be comparable to the previous year.

IT business, which has attractive returns on investment because of lower capital requirements, is expected to grow. Given the lower margins of this business, the overall EBITDA margins are expected to decrease to mid to high 40% levels.

Consequently, overall operational EBITDA is expected to show a mid single digit percentage decline.

SingTel will monitor the economic outlook and business demand and adjust capital expenditure plans accordingly. Capital expenditure for the current financial year is expected to be similar to the previous financial year with a cash capital expenditure to revenue ratio at low double digit levels. SingTel expects to generate free cash flow comparable to the previous financial year.

Australia

Optus has made a dramatic turnaround in performance over the three years ended 31 March 2005, and is now entering a new phase of investment to deliver long term improvements in revenue growth and margin.

While revenue growth in the year ending 31 March 2006 is expected to moderate, Optus targets to exceed overall market growth, consistent with its medium term objective.

For the current financial year, Optus expects its operational EBITDA margin, while exceeding 28%, to decline compared to a year ago. This margin decline reflects the cost of projects designed to improve returns in future periods (such as new 3G services, the planned rollout of a ULL network and selective outsourcing of customer service). It also reflects pressure on mobile and corporate fixed line prices, reductions in mobile termination rates proposed by the ACCC, and migration of Internet customers from dial up to DSL resale.

Optus is maintaining its strategy of investing in new mobile and fixed line broadband networks to capture growth arising from changes in customer behaviour, and continues to target capital expenditure of approximately A$1.1 billion, a higher level than the previous financial year. This is consistent with cash capital expenditure to revenue ratio targets in the mid teens and includes capital expenditure related to the D series satellites, the 3G mobile network, and the planned ULL rollout.

SECTION I : GROUP

Operational EBITDA and operating cash are expected to be lower than the previous financial year and, therefore, the free cash flow is expected to be less than A$1 billion.

Associates

The pre-tax contribution from the regional mobile associates is expected to grow at double digit levels, driving similar growth in the overall contribution from associates. In line with the increase in profit contribution, cash dividends from the regional mobile associates are expected to increase.

Group

The Group expects consolidated operating revenue to increase but operational EBITDA to decline.

The Group's medium term objective is to grow underlying earnings at double digits. The Group's ability to grow at these levels depends on the economic developments in Singapore, Australia and the region, as well as the foreign exchange rate environment, and includes the impact of higher shareholdings in existing associates and new acquisitions.

While the Group may not achieve double digit growth in underlying earnings for the current financial year, this remains the objective in the medium term.

Because of the capital reduction exercise completed in September 2004, and assuming no significant new issues of shares in the year ending 31 March 2006, the average number of shares on issue for the current financial year will be approximately 3% lower than the previous financial year. This will enhance earnings per share growth.

Strategic focus

In recent years, the strategic focus of the Group has been on execution and maximising the value of existing businesses and its regional franchise. This has included reviewing opportunities to increase shareholdings in existing associates. Consistent with this approach, Optus has been successfully integrated and the shareholdings in Globe and Bharti have increased.

Stronger operating cash flows and disposals of non-core assets have reduced leverage to comfortable levels, enabling increased flexibility to consider new investments and acquisitions, where the Group has a successful track record. While these opportunities are being evaluated, there may be short term inefficiencies in the capital structure.

The geographic focus will remain in Asia, with a preference for strategic investments where SingTel can add value by taking an active role in management.

Credit rating and dividend policy

SingTel's dividend payout ratio target ranges from 40% to 50% of underlying profits.

The Board will review alternative capital management strategies to achieve an optimal capital structure.

SECTION I : GROUP

The group is also committed to maintaining strong investment grade credit ratings with the following credit metrics – a net debt to EBITDA ratio of 1.5 to 2.0 times, and an EBITDA to net interest cover of 8 to 10 times.

GROUP OPERATING REVENUE

By Products And Services	Quarter 30 Sep 2005 SingTel S$ m	Quarter 30 Sep 2005 Optus S$ m	Quarter 30 Sep 2005 Group S$ m	Quarter 30 Sep 2004 Group S$ m	YOY Chge %	Half Year 30 Sep 2005 Group S$ m	Half Year 30 Sep 2004 Group S$ m	YOY Chge %
Mobile communications	213	1,067	1,280	1,212	5.6	2,513	2,401	4.7
National telephone	124	512	636	658	-3.4	1,274	1,310	-2.7
Data and Internet	307	326	633	584	8.3	1,255	1,142	9.9
International telephone	152	77	229	246	-6.6	469	493	-4.9
Sale of equipment	66	161	227	161	40.5	431	292	47.3
IT and engineering	167	47	214	176	21.4	404	342	18.1
Cable television	-	37	37	41	-9.7	77	83	-8.2
Others (1)	29	17	46	40	14.2	94	78	21.0
Operating revenue	**1,057**	**2,244**	**3,301**	**3,120**	**5.8**	**6,516**	**6,141**	**6.1**
Associates' proportionate revenue (2)			1,002	851	17.7	1,976	1,686	17.2
Enlarged revenue			**4,304**	**3,971**	**8.4**	**8,492**	**7,827**	**8.5**

Notes:
(1) Comprises revenue from lease of satellite transponders and miscellaneous income.
(2) Proportionate share of revenue of associates is based on operating revenue of the associate multiplied by SingTel's effective ownership interest.

Revenue Mix By Services	Quarter 30 Sep 2005 Mix	Quarter 30 Sep 2004 Mix	Half Year 30 Sep 2005 Mix	Half Year 30 Sep 2004 Mix
Mobile communications	39%	39%	39%	39%
National telephone	19%	21%	20%	21%
Data and Internet	19%	19%	19%	19%
International telephone	7%	8%	7%	8%
Sale of equipment	7%	5%	7%	5%
IT and engineering	6%	6%	6%	6%
Cable television and others	3%	3%	3%	3%
	100%	**100%**	**100%**	**100%**

The Group's operating revenue increased by 5.8% to S$3.30 billion. Revenue from Australia accounted for 68% of the Group's total operating revenue in Singapore Dollar terms, stable from a year ago.

Mobile Communications contributed 39% to the Group's operating revenue, unchanged from a year ago. National Telephone and International Telephone revenues contributed 19% and 7% to the Group's operating revenue respectively, down from 21% and 8% a year ago. With the execution of a new handset distribution strategy (see Section II – page 26), Sale of Equipment rose strongly by 41%, contributing 7% of total operating revenue, up 2 percentage points from a year ago.

SECTION I : GROUP

Including the proportionate share of operating revenue from associates, the Group's enlarged revenue increased 8.4% to S$4.30 billion.

GROUP OPERATING EXPENSES

(Before Depreciation And Amortisation)

	Quarter					Half Year		
	30 Sep					30 Sep		
	2005 SingTel S$ m	2005 Optus S$ m	2005 Group S$ m	2004 Group S$ m	YOY Chge %	2005 Group S$ m	2004 Group S$ m	YOY Chge %
Traffic expenses	113	530	643	574	12.0	1,259	1,143	10.1
Selling & administrative	137	465	602	596	1.1	1,205	1,181	2.1
Cost of sales	155	311	466	366	27.5	884	700	26.2
Staff costs	161	266	426	391	9.0	829	755	9.8
Repairs & maintenance	30	43	73	72	1.1	149	143	4.1
Others	(6)	(6)	(12)	(14)	-11.0	(33)	(29)	11.6
Total	**590**	**1,609**	**2,199**	**1,985**	**10.8**	**4,292**	**3,893**	**10.3**
Total adjusted (1)	***590***	***1,609***	***2,199***	***1,985***	***10.8***	***4,292***	***3,905***	***9.9***

	Quarter		Half Year	
	30 Sep		30 Sep	
As a percentage of operating revenue	2005	2004	2005	2004
Traffic expenses	19%	18%	19%	19%
Selling & administrative	18%	19%	18%	19%
Cost of sales	14%	12%	14%	11%
Staff costs	13%	13%	13%	12%
Repairs & maintenance	2%	2%	2%	2%
Others	**	**	-1%	**
	67%	64%	66%	63%

Note:
(1) Adjusted to exclude the S$12.5 million one-off reduction in performance share cost arising from the adoption of FRS 102, ***Share-based Payment***, in June 2004.

The Group's operating expenses increased 11% to S$2.20 billion as SingTel and Optus registered increases of 16% and 9.0% respectively. Operating expenses as a percentage of operating revenue increased to 67% from 64% a year ago.

The increase in operating expenses was attributable mainly to Cost of Sales, which rose 28% in line with higher Sale of Equipment and IT revenues. Cost of Sales accounted for 14% of operating revenue, up 2 percentage points from a year ago.

Traffic expenses increased 12% and was the Group's largest expense item, accounting for 19% (Q2 FY2004/05: 18%) of revenue. Approximately 72% (Q2 FY2004/05: 72%) of the S$643 million in Traffic expenses were interconnection costs in Australia.

SECTION I : GROUP

GROUP OPERATIONAL EBITDA MARGINS

The operational EBITDA margins of the Group are summarised as follows -

	Quarter		Half year	
	30 Sep		30 Sep	
	2005	2004	2005	2004
Group	34.1%	36.9%	34.7%	37.1%
SingTel	45.7%	49.4%	46.7%	50.4%
Telco businesses	*52.5%*	*55.4%*	*53.3%*	*56.5%*
IT business	*9.4%*	*12.8%*	*10.1%*	*12.3%*
Optus (In S$ terms)	28.6%	31.0%	29.1%	30.7%

The Group's margins fell 2.8 percentage points to 34.1% from 36.9% a year ago, dampened by declines in both Singapore and Australia.

SingTel recorded a margin of 45.7% as a result of change in revenue mix. Sale of Equipment, which had margins of around 5%, grew strongly by 158%, contributing a higher 6% to SingTel's operating revenue, up from 3% a year ago. IT business' margins were affected by higher hardware component in project billings.

Optus' margins reflected the continuing fierce price-based competition.

GROUP SUMMARY BALANCE SHEETS

	As at		
	30 Sep	30 Jun	31 Mar
	2005 S$M	2005 S$M	2005 S$M
Current assets (excluding cash)	3,383	3,342	3,114
Cash and bank balances	2,000	3,060	3,303
Non-current assets	29,542	29,499	28,917
Total assets	**34,924**	**35,901**	**35,333**
Current liabilities	6,484	5,759	5,977
Non-current liabilities	9,497	10,354	10,074
Total liabilities	**15,981**	**16,113**	**16,051**
Net assets	**18,943**	**19,788**	**19,283**
Share capital	2,503	2,498	2,496
Reserves	16,430	17,279	16,775
Share capital and reserves	**18,933**	**19,777**	**19,271**
Minority interests	10	11	12
	18,943	**19,788**	**19,283**

SECTION I : GROUP

GROUP LIQUIDITY AND GEARING

	As at		
	30 Sep 2005 S$ m	30 Jun 2005 S$ m	31 Mar 2005 S$ m
Gross debt [(1)] **:**			
Current debt	2,639	2,098	2,127
Non-current debt	7,262	8,021	7,409
Gross debt as reported in balance sheet	**9,901**	**10,119**	**9,536**
Related net hedging liability	213	190	398
	10,114	**10,309**	**9,934**
Less : cash and bank balances	(2,000)	(3,060)	(3,303)
Net debt	**8,114**	**7,249**	**6,631**
Gross debt gearing ratio [(2)]	***34.8%***	***34.3%***	***34.0%***
Net debt gearing ratio	***30.0%***	***26.8%***	***25.6%***

Notes:

(1) With effect from 1 April 2005, borrowings and derivatives are required to be revalued to market values at each balance sheet date in accordance with FRS 39.

(2) Gross debt gearing refers to the ratio of gross debt to gross capitalisation. Gross capitalisation is the aggregate of gross debt, shareholders' funds and minority interests.

The Group's gross debt (net of hedging) as at 30 September 2005 stood at S$10.11 billion, S$195 million lower than a quarter ago. The decrease was due mainly to repayment of borrowings, mainly bonds and finance leases, of S$81 million and fair valuation of bonds and related derivative instruments under FRS 39.

The net debt gearing increased 3.2 percentage points to 30.0% from 26.8% a quarter ago as net debt increased 12%. This was due mainly to lower cash balance after payment of S$1.73 billion in special and final dividends relating to the previous financial year in the current quarter.

SECTION I : GROUP

GROUP CASH FLOW AND CAPITAL EXPENDITURE

	Quarter 30 Sep 2005 S$ m	Quarter 30 Sep 2004 S$ m	Quarter 30 Jun 2005 S$ m	Half Year 30 Sep 2005 S$ m	Half Year 30 Sep 2004 S$ m	YOY Chge %
Net cash inflow from operating activities						
Profit before tax	1,033	986	1,036	2,069	1,924	7.6
Depreciation	489	487	499	988	961	2.8
Compensation from IDA	(84)	(84)	(84)	(169)	(169)	-
Share of results of associates	(364)	(320)	(384)	(748)	(616)	21.5
Exceptional items	(1)	(30)	(34)	(36)	(28)	25.4
Net interest expense	49	108	98	147	202	-27.4
Other non-cash items	4	9	12	16	24	-31.8
Non-cash Items	93	170	106	199	375	-46.9
Operating cashflow before working capital changes	1,126	1,156	1,143	2,268	2,298	-1.3
Changes in operating assets and liabilities	(38)	(155)	(295)	(333)	(339)	-1.8
	1,087	1,001	848	1,935	1,959	-1.2
Dividends received from associates	236	170	180	415	232	78.8
Tax paid	(164)	(157)	(27)	(191)	(188)	1.1
	1,159	**1,013**	**1,001**	**2,160**	**2,003**	**7.8**
Net cash (outflow)/ inflow from investing activities						
Payment for purchases of property, plant and equip	(404)	(347)	(407)	(812)	(660)	23.0
Proceeds from sale of associates	-	14	-	-	2,348	nm
(Investment in associates)/ repayment of loans	(1)	13	(610)	(611)	24	nm
Deposit refunded/(paid) in respect of bid for Pakistan Telecom	67	-	(67)	-	-	-
(Purchase)/sale of trading investments	(55)	111	*	(55)	79	nm
Proceeds on disposal of available for sale investments	*	30	-	*	44	nm
Payment for acquisition of subsidiary, net of cash acquired	*	(277)	*	(1)	(277)	-99.8
Others *(proceeds on disposal of plant & equip etc)*	31	26	21	52	44	18.3
	(362)	**(430)**	**(1,063)**	**(1,425)**	**1,601**	**nm**
Net cash outflow from financing activities						
Net (decrease)/increase in borrowings	(81)	31	(73)	(154)	(232)	-33.5
Net interest paid on borrowings and swaps	(95)	(95)	(126)	(220)	(215)	2.6
Payment for share capital reduction	-	(3,010)	-	-	(3,010)	nm
Dividends paid to SingTel shareholders	(1,734)	(915)	-	(1,734)	(915)	89.4
Payments to minority shareholder	-	-	-	-	(229)	nm
Proceeds from share issue	58	48	21	79	69	14.7
Others	(8)	(2)	(4)	(12)	(2)	476.2
	(1,859)	**(3,943)**	**(182)**	**(2,042)**	**(4,534)**	**-55.0**
Net decrease in cash & cash equivalents	**(1,062)**	**(3,359)**	**(244)**	**(1,307)**	**(930)**	**40.5**
Exchange effects of cash and cash equivalents	2	1	1	3	(3)	nm
Group cash and cash equivalents at beginning	**3,060**	**5,587**	**3,303**	**3,303**	**3,162**	**4.5**
Group cash and cash equivalents at end	**1,999**	**2,229**	**3,060**	**1,999**	**2,229**	**-10.3**
Free cash flow [1]	**755**	**667**	**594**	**1,349**	**1,343**	**0.4**
Capital expenditure (accrual basis)						
SingTel	99	124	31	130	175	-25.8
Optus	373	250	298	671	395	69.8
Group	**472**	**375**	**329**	**801**	**570**	**40.4**
Cash capex to operating revenue	***12%***	***11%***	***13%***	***12%***	***11%***	

Note:

(1) Free cash flow refers to cash flow from operating activities less cash capex.

SECTION I : GROUP

For the quarter ended 30 September 2005, the Group operating cash flows (before dividends and tax) amounted to S$1.09 billion, 8.7% higher than the same quarter last year. Dividend received from associates, mainly Telkomsel, AIS and SingPost, rose 39% to S$236 million.

Net cash outflow for investing activities in the quarter was S$362 million, with cash capital expenditure of S$404 million partially offset by a refunded deposit of S$67 million in relation to SingTel's bid for Pakistan Telecommunication Co. Ltd. Cash capital expenditure was 12% of the operating revenue, up 1 percentage point from a year ago.

With operating cash flows increasing faster than cash capital expenditure, free cash flow improved 13% or S$88 million to S$755 million.

Net cash outflow for financing activities was S$1.86 billion, comprising mainly S$1.73 billion paid in respect of special and final dividends for financial year ended 31 March 2005 and S$95 million paid for interest on borrowings and swaps.

Ending cash balance decreased by S$1.06 billion to S$2.00 billion as at 30 September 2005.

Please refer to Sections II and III for more information on cash flows.

SINGTEL

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL HIGHLIGHTS
FOR THE SECOND QUARTER ENDED 30 SEPTEMBER 2005

- **Operating revenue was up 6.4% to S$1.06 billion.**
- **Operational EBITDA margin at 45.7%.**
- **Ordinary earnings from associates up 15% to S$370 million.**
- **EBITDA increased 3.8% to S$930 million.**
- **Underlying net profit increased 4.8% to S$563 million.**

FOR THE HALF YEAR ENDED 30 SEPTEMBER 2005

- **Operating revenue increased 2.9% to S$2.05 billion.**
- **Operational EBITDA margin at 46.7%.**
- **Underlying earnings from associates up 21% to S$742 million.**
- **EBITDA increased 4.6% to S$1.87 billion.**
- **Underlying net profit increased 8.0% to S$1.13 billion.**

SECTION II : SINGTEL

	Quarter 30 Sep 2005 S$ m	Quarter 30 Sep 2004 S$ m	YOY Chge %	Half Year 30 Sep 2005 S$ m	Half Year 30 Sep 2004 S$ m	YOY Chge %
Operating revenue	1,057	994	6.4	2,052	1,995	2.9
Operational EBITDA	483	491	-1.6	959	1,006	-4.7
Operational EBITDA margin	*45.7%*	*49.4%*		*46.7%*	*50.4%*	
Share of associates' results	363	321	13.0	743	614	21.0
- ordinary operations	370	321	15.2	742	614	20.8
- exceptional items	(7)	-	nm	1	-	nm
EBITDA	930	896	3.8	1,870	1,788	4.6
Exceptional gains	1	30	-95.7	36	28	25.4
Underlying net profit (2)	563	537	4.8	1,134	1,050	8.0
Net profit	618	568	8.8	1,223	1,085	12.8
Free cash flow	446	314	42.0	856	686	24.7

Notes:

(1) SingTel figures as stated under Section II are after elimination of inter-company transactions and cash flows within the Group except for transactions and cash flows with Optus. Material inter-company transactions, cash flows and balances between SingTel and Optus are eliminated in the Group's financials under Section I.

(2) Underlying net profit is defined as net profit before exceptionals and exchange differences on short term loan to Optus, net of hedging.

SECTION II : SINGTEL

SINGTEL
SUMMARY INCOME STATEMENTS (UNAUDITED)
For The Second Quarter And Half Year Ended 30 September 2005

	Quarter 30 Sep		YOY Chge	Half Year 30 Sep		YOY Chge
	2005 S$ m	2004 S$ m	%	2005 S$ m	2004 S$ m	%
Operating revenue	**1,057**	**994**	**6.4**	**2,052**	**1,995**	**2.9**
Operating expenses	(590)	(509)	15.8	(1,115)	(999)	11.6
	467	485	-3.6	937	996	-5.9
Other income	16	7	142.4	22	10	113.7
Operational EBITDA	**483**	**491**	**-1.6**	**959**	**1,006**	**-4.7**
-EBITDA margin	***45.7%***	***49.4%***		***46.7%***	***50.4%***	
Compensation from IDA	84	84	-	169	169	-
Share of results of associates						
- ordinary operations	370	321	15.2	742	614	20.8
- exceptional items	(7)	-	nm	1	-	nm
	363	321	13.0	743	614	21.0
EBITDA	**930**	**896**	**3.8**	**1,870**	**1,788**	**4.6**
Depreciation & amortisation	(165)	(178)	-7.0	(331)	(355)	-6.6
EBIT	**765**	**719**	**6.4**	**1,539**	**1,434**	**7.3**
Net finance expense						
- net interest expense	(61)	(45)	34.1	(114)	(90)	26.1
- other finance income/ (loss)	57	(5)	nm	63	4	@
	(4)	(50)	-92.4	(51)	(86)	-40.6
Profit before EI	**761**	**669**	**13.8**	**1,488**	**1,348**	**10.4**
Exceptional items ("EI")	1	30	-95.7	36	28	25.4
Profit before tax	**762**	**699**	**9.0**	**1,524**	**1,376**	**10.7**
Taxation	(146)	(131)	11.0	(303)	(293)	3.5
Profit after tax	**616**	**568**	**8.6**	**1,221**	**1,084**	**12.6**
Minority interests	1	*	450.0	2	1	171.4
Net profit	**618**	**568**	**8.8**	**1,223**	**1,085**	**12.8**
Net profit	**618**	**568**	**8.8**	**1,223**	**1,085**	**12.8**
Exclude:						
Exceptional items	(1)	(30)	-95.7	(36)	(28)	25.4
Exchange difference on loan to Optus	(53)	*	nm	(53)	(6)	753.2
Underlying net profit	**563**	**537**	**4.8**	**1,134**	**1,050**	**8.0**

SECTION II : SINGTEL

REVIEW OF SINGTEL OPERATING PERFORMANCE

For The Second Quarter Ended 30 September 2005

For the current quarter ended 30 September 2005, operating revenue rose 6.4% to S$1.06 billion. Compared to the preceding quarter, operating revenue increased 6.3%.

Sale of Equipment rose strongly by 158% to S$66 million as SingTel sold more handsets under the new handset distribution strategy executed in the preceding quarter. IT business grew by 20% to S$167 million[3]. Revenues from Data and Internet services and Mobile communications, the two largest revenue streams, grew 4.5% and 4.0% respectively.

Operating expenses increased by 16% to S$590 million, accounted for mainly by Cost of Sales which was up 63% to S$155 million. Excluding Cost of Sales, the other operating expenses increased by a lower 4.9%.

Operational EBITDA margin for the quarter was 45.7%, down 3.7 percentage points compared to the same quarter last year principally due to a change in revenue mix. Sales of Equipment and IT business, which had lower margins, contributed 22% of revenue in the quarter, up from 17% a year ago.

Pre-tax contributions from associates grew by 13% to S$363 million, accounting for 48% (Q2 FY2004/05: 48%) of SingTel's profit before exceptional items and tax.

A net finance expense of S$4 million was recorded in this quarter, substantially lower than the S$50 million recorded in the same quarter last year. The lower finance expense was attributable mainly to realised foreign exchange gains of S$53 million arising from the repayment of an Australian dollar denominated inter-company loan by Optus (see page 30).

In this quarter, a deferred tax benefit of S$30 million was recognised on the interest expense provided by Singapore Telecom Australia Investments Pty Limited, the investment holding company of Optus, on its long term inter-company loan from SingTel.

Net profit after tax rose 8.8% to S$618 million. On a comparable basis, i.e. excluding exceptionals and exchange differences on loan to Optus, the underlying net profit grew 4.8% to S$563 million.

Free cash flow generated in the quarter amounted to S$446 million, up 42% from a year ago.

For The Half Year Ended 30 September 2005

Driven by higher Sales of Equipment and IT business, operating revenue for the first half year ended 30 September 2005 grew 2.9% to S$2.05 billion.

Operational EBITDA declined 4.7% and Operational EBITDA margin was 46.7%, lower than 50.4% a year ago.

[3] If intercompany billings to Optus are excluded, IT revenue increased about 11%.

SECTION II : SINGTEL

The associates' pre-tax contribution grew 21% to S$743 million, accounting for 50% (H1 FY2004/05: 46%) of profit before tax and exceptionals.

The underlying net profit rose 8.0% to S$1.13 billion.

SEQUENTIAL QUARTERLY RESULTS

Results for the current quarter compared to the preceding quarter ended 30 June 2005 are as follows:

	Quarter		QOQ Chge
	30 Sep 2005 S$ m	30 Jun 2005 S$ m	%
Operating revenue	**1,057**	**995**	**6.3**
Operating expenses	(590)	(525)	12.5
Operational EBITDA	**483**	**476**	**1.6**
Operational EBITDA margin	***45.7%***	***47.8%***	
Profit before exceptional items and tax	**761**	**727**	**4.6**
Net profit	**618**	**605**	**2.0**
Underlying net profit	**563**	**571**	**-1.3**
Free cash flow	**446**	**409**	**9.1**

OPERATING REVENUE

SINGTEL	Quarter 30 Sep				YOY Chge	Half Year 30 Sep				YOY Chge
	2005		2004			2005		2004		
	S$ m	Mix %	S$ m	Mix %	%	S$ m	Mix %	S$ m	Mix %	%
Data and Internet	307	29	294	30	4.5	607	30	592	30	2.5
Mobile communications	213	20	205	21	4.0	420	21	412	21	2.0
IT and engineering	167	16	139	14	19.7	312	15	275	14	13.1
International telephone	152	14	167	17	-8.5	305	15	335	17	-9.1
National telephone	124	12	133	13	-7.0	248	12	266	13	-6.8
Sale of equipment	66	6	26	3	157.6	98	5	53	3	84.3
Others (1)	29	3	31	3	-7.4	62	3	61	3	2.8
Total	**1,057**	**100**	**994**	**100**	**6.4**	**2,052**	**100**	**1,995**	**100**	**2.9**

Note:
(1) Comprises revenue from paging services, maritime & land mobile revenue, lease of satellite transponders and miscellaneous income.

Operating revenue rose 6.4% to S$1.06 billion during the quarter. Compared to the preceding quarter, operating revenue rose 6.3%.

SECTION II : SINGTEL

Data and Internet services and Mobile communications contributed 29% and 20% of total operating revenue respectively, down by 1 percentage point from the last corresponding quarter. With higher sales, IT business overtook International Telephone as the third highest contributor at 16% of operating revenue, up 2 percentage points from a year ago. International Telephone constituted 14% of total operating revenue, down 3 percentage points. Sale of Equipment grew strongly by 158%, contributing a higher 6% to SingTel's operating revenue, up from 3% a year ago.

Data and Internet [1]

SINGTEL	Quarter 30 Sep 2005 S$ m	Quarter 30 Sep 2004 S$ m	YOY Chge %	Half Year 30 Sep 2005 S$ m	Half Year 30 Sep 2004 S$ m	YOY Chge %
Data services						
Local leased circuits [2]	93	91	1.6	183	180	1.8
International leased circuits ("ILC")	45	49	-9.5	89	103	-13.2
Managed services [3]	39	33	18.8	78	65	19.6
Others [4]	31	26	21.2	58	53	8.9
	208	**199**	**4.2**	**407**	**400**	**1.8**
Internet related						
Broadband	56	51	9.6	111	101	10.0
SingTel Internet Exchange ("STiX")	7	6	21.7	15	12	22.6
Narrowband and others	15	16	-9.3	30	35	-14.2
	78	**74**	**6.4**	**157**	**149**	**5.3**
Data and Internet related	**286**	**273**	**4.8**	**564**	**549**	**2.7**
Capacity sales revenue	**21**	**21**	**1.0**	**43**	**43**	**-0.2**
Total	**307**	**294**	**4.5**	**607**	**592**	**2.5**

Key Drivers - Internet related	Quarter 30 Sep 2005	Quarter 30 Jun 2005	Quarter 30 Sep 2004	Half Year 30 Sep 2005	Half Year 30 Sep 2004	YOY Chge %
Number of broadband lines (000s) [5]	**323**	**311**	**276**	**323**	**276**	**16.9**
Singapore broadband penetration rate [6]	***50%***	***48%***	***40%***	***50%***	***40%***	
Broadband market share [7]	***54%***	***55%***	***58%***	***54%***	***58%***	
Number of paying Internet dial up customers (000s)	**93**	**102**	**132**	**93**	**132**	**-29.5**

Notes:

(1) With effect from the June 2005 quarter, Data and Internet revenues are shown net of inter-company eliminations, which relate mainly to the sales recorded by SingTel from SingNet under wholesale arrangements. The new presentation provides more meaningful information on the revenues. The comparatives have been restated to be consistent with the current quarter. Total revenues remained unchanged.

(2) Include resale of overseas local leased circuits.

SECTION II : SINGTEL

(3) Include ATM, MEG@POP, Connect Plus IP, Frame Relay, Facility Management and Managed Hosting Services.
(4) Include ISDN, VSAT, DTE/ DCE, digital video broadcasting etc.
(5) SingTel's broadband service comprises all ADSL lines, including SingNet retail broadband lines but excluding leased lines and other broadband access.
(6) Total estimated ADSL and cable lines divided by total number of households (Source: IDA).
(7) Based on total SingTel ADSL lines divided by total ADSL and cable lines in the population. Market share information based on IDA's published statistics.

Data revenue for the quarter amounted to S$208 million, 4.2% higher compared to the same quarter last year and 4.0% higher than the preceding quarter.

Local leased circuit revenue, the largest component at 45% of Data services, was stable compared to the same quarter last year. Against the preceding quarter, however, it increased 3.1%.

ILC revenue, the next largest component at 22% of Data services, declined by 9.5% year on year but was stable on a sequential quarter basis. While demand for bandwidth continued to be robust, with volume sales increasing by more than 60% from a year ago, a higher proportion of customers in the quarter bought higher bandwidth circuits, where average prices continued to fall steeply.

Internet revenue for the quarter grew 6.4% to S$78 million and was largely flat compared to the preceding quarter.

Broadband revenue rose 9.6% to S$56 million year on year and increased 2.0% against the preceding quarter. As at 30 September 2005, the number of broadband lines increased by 3.6% or 12,000 to 323,000 lines from 311,000 lines a quarter ago. The year on year increase was 17% or 47,000 subscribers. With intense market competition, SingTel's market share fell by 1 percentage point to 54% as at September 2005 from a quarter ago.

SingTel continues to position itself as the broadband market leader with its comprehensive suite of broadband services to cater to various needs, ranging from the affordable entry time-based or volume-based plans to high speed plans catering to multi-users within the family. In July 2005, SingTel launched the high speed dedicated broadband access with speed of up to 25 Mbps to bring the Internet surfing experience to a new level.

As in previous quarters, the dial up narrowband subscriber base continued to decline as customers migrated to broadband services. As at 30 September 2005, the number of dial up subscribers totalled 93,000 with a year on year decline of 39,000 narrowband subscribers.

Revenue from capacity sales comprises the amortised income of capacity sold on the C2C submarine cable network. Capacity sales recorded on an operating lease basis for the current quarter amounted to S$21 million, stable compared to a year ago.

Please refer to **Appendix 3** for more information on C2C.

SECTION II : SINGTEL

Mobile Communications

SINGTEL	Quarter 30 Sep 2005	Quarter 30 Sep 2004	YOY Chge %	Half Year 30 Sep 2005	Half Year 30 Sep 2004	YOY Chge %
Cellular service [1]	213	205	4.0	420	412	2.0

Key Drivers	Quarter 30 Sep 2005	Quarter 30 Jun 2005	Quarter 30 Sep 2004	Half Year 30 Sep 2005	Half Year 30 Sep 2004	YOY Chge %
Number of Mobile subscribers (000s)						
Prepaid	435	405	405	435	405	7.4
Postpaid	1,165	1,148	1,111	1,165	1,111	4.9
Total	**1,599**	**1,553**	**1,515**	**1,599**	**1,515**	**5.5**
MOUs per subscriber per month [2]						
Prepaid	55	38	47	45	45	0.4
Postpaid	366	357	333	361	322	12.0
Average revenue per subscriber per month [2] (S$ per month)						
Prepaid [3]	12	13	15	12	15	-17.2
Postpaid [4]	71	70	72	70	72	-2.2
Blended	**55**	**55**	**57**	**55**	**56**	**-3.4**
Data services as % of ARPU [5]	***22%***	***21%***	***19%***	***22%***	***18%***	
Acquisition cost per postpaid subscriber [6]	**180**	**188**	**179**	**184**	**181**	**1.7**
Postpaid external churn per month [7]	*1.0%*	*1.2%*	*1.2%*	*1.1%*	*1.3%*	
Singapore mobile penetration rate [8]	***99%***	***96%***	***89%***	***99%***	***89%***	
Singapore mobile subscribers (000s) [9]	***4,185***	***4,084***	***3,742***	***4,185***	***3,742***	***11.8***
Market share						
Prepaid	*29%*	*29%*	*35%*	*29%*	*35%*	
Postpaid	*43%*	*43%*	*43%*	*43%*	*43%*	
Overall	***38%***	***38%***	***41%***	***38%***	***41%***	

<u>Notes:</u>

(1) Cellular service revenue excludes revenue earned from international calls classified under "International Telephone" revenue, consistent with prior periods. Bill rebates in relation to customer re-contracting activities are charged against mobile communications revenue.

(2) Based on average subscribers, calculated as the simple average of opening and closing subscribers.

(3) Prepaid ARPU includes revenue earned from international telephone calls, and is computed net of sales discounts on prepaid cards.

(4) Postpaid ARPU includes revenue earned from international telephone calls and is computed net of international outpayments for outbound roaming traffic.

(5) Include revenue from SMS, *SEND, MMS and other data services.

(6) The basis used for calculating Singapore mobile acquisition cost per subscriber has been revised in September 2004 quarter to include additional costs relating to certain postpaid corporate customers. The comparatives have been restated on the new basis. This restatement has no impact on SingTel's overall operating costs or net profit.

(7) Calculated by expressing the number of postpaid subscribers who deactivate or disconnect (both voluntary and Company's initiated churn) as a percentage of the average subscribers.

SECTION II : SINGTEL

(8) The penetration rates for 2004 are based on previously published figures by IDA, not updated with subsequent changes in population base.
(9) Source: IDA.

Mobile communications revenue grew 4.0% year on year to S$213 million in the quarter. Compared to the preceding quarter, it increased 3.0%.

In a reversal of past trends, SingTel registered a net increase of almost 47,000 mobile subscribers in the quarter to 1.60 million as at 30 September 2005. This is the highest quarterly net additions since March 2002. Prepaid mobile subscribers increased nearly 30,000 while postpaid mobile subscribers grew almost 17,000.

This encouraging growth reflected the good response to SingTel's new price offerings, including the prepaid initiatives announced on 1 July 2005, where the prepaid mobile subscribers could enjoy free incoming calls and free international direct dialing calls to 13 destinations in addition to three minutes of free talk-time for every outgoing call made on Sundays.

Blended ARPU remained stable relative to the preceding quarter even though minutes of use had increased due to stimulation from more free calls. SingTel continued to focus on 3G and data services and to date, over 30,000 subscribers have signed up for 3G services. The adoption of SMS and other data services such as GPRS, picture messaging and downloads continued to rise, and mobile data services contributed 22% of mobile revenue, up from 19% a year ago.

The postpaid churn rate decreased to an all time low of 1.0% due to ongoing customer retention efforts, including bill rebates offered to customers for recontracting their services.

The subscriber acquisition cost of S$180 was stable compared to the same quarter last year, and was about 4% lower than a quarter ago.

To date, SingTel has invested approximately S$138 million on its 3G network rollout and S$98 million on license fee.

SECTION II : SINGTEL

International Telephone (1)

SINGTEL	Quarter 30 Sep 2005 S$ m	Quarter 30 Sep 2004 S$ m	YOY Chge %	Half Year 30 Sep 2005 S$ m	Half Year 30 Sep 2004 S$ m	YOY Chge %
International (incl Malaysia) call revenue	119	130	-9.1	238	266	-10.5
Inpayments and net transit	34	36	-6.4	66	69	-3.9
Total	**152**	**167**	**-8.5**	**305**	**335**	**-9.1**
Outpayments (see page 28)	**52**	**48**	**9.3**	**102**	**98**	**3.9**
Net	**101**	**119**	**-15.6**	**203**	**237**	**-14.5**
Margin %	*66%*	*71%*		*67%*	*71%*	

Key drivers	Quarter 30 Sep 2005	Quarter 30 Jun 2005	Quarter 30 Sep 2004	Half Year 30 Sep 2005	Half Year 30 Sep 2004	YOY Chge %
International telephone outgoing minutes (m mins)(excl Malaysia)	**225**	**220**	**238**	**446**	**476**	**-6.3**
Average IDD call collection rate - net basis (S$/ min) (excl Malaysia) (2)	**0.449**	**0.467**	**0.473**	**0.458**	**0.482**	**-5.0**

Notes:

(1) International telephone services include international calling cards, IDD calls and facsimile services into and out of Singapore, other international call services, corporate voice, video and audio conferencing and wholesale voice services. It also includes international telephone revenue earned from calls made from mobile phones.

(2) With effect from the June 2005 quarter, the average IDD call collection rate has been revised to capture total revenues earned from international telephone calls made from mobile phones. In prior periods, only the revenue earned by SingTel Ltd from SingTel Mobile, a reseller of SingTel Ltd's IDD call services, was included in the computation of average collection rate. The comparatives have been restated to be consistent with the current quarter.

International Telephone revenue declined 8.5% to S$152 million in this quarter as the volume of international telephone outgoing minutes (excluding Malaysia) fell 5.1% and the average collection rate declined by 5.0% against the same quarter last year.

For the first time since the last financial year, revenue was flat against the preceding quarter.

Margins declined from 71% to 66% year on year as outpayments expense increased due to higher outpayment rates for certain destinations and certain one-off credit adjustments recorded for traffic settlements in the last corresponding quarter.

SECTION II : SINGTEL

IT and Engineering [1]

SINGTEL	Quarter 30 Sep 2005 S$ m	Quarter 30 Sep 2004 S$ m	YOY Chge %	Half Year 30 Sep 2005 S$ m	Half Year 30 Sep 2004 S$ m	YOY Chge %
IT & Engineering	167	139	19.7	312	275	13.1

Note:
(1) Generated mainly by NCS and its subsidiaries. Included billings to Optus of approximately S$15 million (Q2 FY2004/05: S$3 million) and S$26 million (H1 FY2004/05: S$6 million) for the second quarter and half year ended 30 September 2005 respectively.

Revenue from IT business grew 20% to S$167 million for the quarter boosted by growth in the Singapore business as well as from key overseas markets.

Revenue growth was generated from a broad base across industry verticals such as government, defense, education, manufacturing, transportation, and financial services. Business segments contributing to the revenue growth were facilities and applications maintenance, systems integration, and professional headcount services.

Major contract wins in Singapore in the quarter included the Accountant General Department, Ministry of Health, IDA, National Library Board, and the Stock Exchange of Singapore.

Business traction in overseas markets continued to gain momentum as NCS Group executed its regional growth strategies. Recently, the Immigration Department of Hong Kong awarded NCS a 10-year development and maintenance contract worth over HK$300 million. The new secure document and record management solution, to be completed by 2007, will allow the Immigration Department to provide one-stop and faster services in application processing to the public. In the emerging markets of the Middle-East, NCS was awarded a contract worth more than S$10 million to design and provide intelligent building solutions for Bahrain's landmark World Trade Center building.

For the half year ended 30 September 2005, 17% of the IT revenue was sourced outside of Singapore, up from 15% a year ago.

SECTION II : SINGTEL

National Telephone

SINGTEL	Quarter 30 Sep 2005 S$ m	2004 S$ m	YOY Chge %	Half Year 30 Sep 2005 S$ m	2004 S$ m	YOY Chge %
Direct exchange lines ("DEL")						
- rental	47	48	-1.5	94	95	-1.3
- traffic	35	39	-11.3	70	80	-13.0
	82	87	-5.9	164	175	-6.6
Others (1)	46	50	-8.0	92	98	-6.4
	127	136	-6.7	255	273	-6.6
Intercompany eliminations	(4)	(3)	6.1	(7)	(7)	3.0
	124	**133**	**-7.0**	**248**	**266**	**-6.8**

Key Drivers	Quarter 30 Sep 2005	30 Jun 2005	30 Sep 2004	Half Year 30 Sep 2005	2004	YOY Chge %
DEL working lines (000s)						
Residential	1,073	1,081	1,097	1,073	1,097	-2.2
Business	755	756	759	755	759	-0.5
Total	**1,828**	**1,837**	**1,857**	**1,828**	**1,857**	**-1.5**
Singapore DEL penetration rate	***44%***	***44%***	***45%***	***44%***	***45%***	
Singapore DEL working lines (000s) (2)	**1,848**	**1,851**	**1,869**	**1,848**	**1,869**	**-1.1**
DEL market share	***98.9%***	***99.3%***	***99.3%***	***98.9%***	***99.3%***	

Notes:
(1) Include revenue from enhanced telephone services, payphones, DEL interconnect and call management services such as 1900/1800 call services and Telepoll.
(2) Source: IDA.

National Telephone revenue declined 7.0% to S$124 million in the quarter and was stable compared to the preceding quarter.

DEL rental revenue fell by 1.5%, reflecting the 1.5% or 29,000 net decline in the number of DEL lines from a year ago, accounted for mainly by the terminations of residential DEL lines held as second or subsequent lines[4].

DEL traffic revenue fell 11% year on year driven mainly by the decline in Internet traffic as more customers migrated from dial up to broadband service. Against the preceding quarter, however, traffic revenue was largely flat.

[4] DEL lines are classified as second or subsequent lines if they are registered at the same residential address as the primary lines.

SECTION II : SINGTEL

Sale of Equipment

SINGTEL	Quarter 30 Sep 2005 S$ m	Quarter 30 Sep 2004 S$ m	YOY Chge %	Half Year 30 Sep 2005 S$ m	Half Year 30 Sep 2004 S$ m	YOY Chge %
Sale of equipment	**66**	**26**	**157.6**	**98**	**53**	**84.3**

In the preceding quarter, SingTel executed a new handset distribution strategy where all distributors of SingTel Mobile's service are required to purchase the handsets from SingTel. This strategy resulted in increased handset sales, driving Sale of Equipment to S$66 million in the quarter.

OPERATING EXPENSES
(Before Depreciation And Amortisation)

SINGTEL	Quarter 30 Sep 2005 S$ m	Quarter 30 Sep 2004 S$ m	YOY Chge %	Half Year 30 Sep 2005 S$ m	Half Year 30 Sep 2004 S$ m	YOY Chge %
Staff costs -underlying	161	151	6.3	314	296	5.9
FRS 102 adjustment	-	-	-	-	(9)	nm
	161	151	6.3	314	287	9.3
Cost of sales	155	95	63.3	263	196	33.9
Selling & administrative	137	133	3.6	267	261	2.2
Traffic expenses	113	104	8.5	224	208	7.9
Repairs & maintenance	30	31	-2.9	60	58	4.1
Others (1)	(6)	(4)	42.9	(13)	(11)	21.5
Total	**590**	**509**	**15.8**	**1,115**	**999**	**11.6**
Total - Adjusted (2)	***590***	***509***	***15.8***	***1,115***	***1,008***	***10.6***

As a percentage of operating revenue	Quarter 30 Sep 2005	Quarter 30 Sep 2004	Half Year 30 Sep 2005	Half Year 30 Sep 2004
Staff costs	15%	15%	15%	14%
Cost of sales	15%	10%	13%	10%
Selling & administrative	13%	13%	13%	13%
Traffic expenses	11%	10%	11%	10%
Repairs & maintenance	3%	3%	3%	3%
Others	-1%	**	-1%	-1%
Total	**56%**	**51%**	**54%**	**50%**

Notes:
(1) Included government grants and recoveries of costs.
(2) Adjusted to exclude the S$9 million one-off reduction in performance share cost arising from the adoption of FRS 102, ***Share-based Payment***, in June 2004.

SECTION II : SINGTEL

Operating expenses increased 16% or S$81 million, accounting for 56% of operating revenue, up 5 percentage points compared to a year ago.

The increase was largely due to Cost of Sales, which recorded an increase of 63% in the quarter, accounting for 15% of operating revenue, up 5 percentage points from 10% a year ago. The higher Cost of Sales was in line with increased Sale of Equipment and IT business.

Excluding Cost of Sales, operating expenses increased at a lower 4.9% or S$20 million attributable to higher Staff cost and Traffic expenses.

Staff Costs

SINGTEL	Quarter 30 Sep 2005 S$ m	Quarter 30 Sep 2004 S$ m	YOY Chge %	Half Year 30 Sep 2005 S$ m	Half Year 30 Sep 2004 S$ m	YOY Chge %
Gross staff costs	153	151	1.3	298	294	1.2
Performance share cost (1)	7	4	84.6	14	8	82.1
Effects of adoption of FRS 102	-	-	-	-	(9)	nm
Retrenchment costs	3	*	@	7	2	240.0
	163	155	5.1	319	295	8.1
Capitalisation of staff costs	(3)	(4)	-39.0	(5)	(8)	-36.8
Total, net	**161**	**151**	**6.3**	**314**	**287**	**9.3**

Key Drivers	Quarter 30 Sep 2005	Quarter 30 Jun 2005	Quarter 30 Sep 2004	Half Year 30 Sep 2005	Half Year 30 Sep 2004	YOY Chge %
SingTel average number of staff	10,063	10,032	10,149	10,048	10,152	-1.0
Revenue per staff (S$'000) (2)	105	99	98	204	196	3.9
As at end of period:						
Number of staff						
IT (NCS group)	3,014	2,941	2,783	3,014	2,783	8.3
Telco (SingTel and other subsi)	6,977	7,095	7,316	6,977	7,316	-4.6
SingTel	**9,991**	**10,036**	**10,099**	**9,991**	**10,099**	**-1.1**
Optus	9,592	9,415	9,151	9,592	9,151	4.8
Total Group	**19,583**	**19,451**	**19,250**	**19,583**	**19,250**	**1.7**

Notes:
(1) Performance share expense for a share grant is amortised and recognised in income statement on a straight line basis over the vesting period of 3 years from the date of the grant.
(2) Based on average employee numbers.

As at 30 September 2005, SingTel's headcount fell by 1.1% or 108 to 9,991 from a year ago, with reduction of 339 headcount for telecommunications businesses partially offset by an increase of 231 headcount in IT business, as NCS Group gears up for expansion.

Performance share expense for the grants in 2003, 2004 and 2005 amounted to S$7 million for the quarter. In the last corresponding quarter, the performance share expense for the grants in 2003 and 2004 amounted to S$4 million.

SECTION II : SINGTEL

Against the preceding quarter, staff costs increased 4.6% or S$7 million due to payments of annual staff flexible benefits and increments in the quarter.

In the June quarter last year, the performance share expense was reduced by a one-off adjustment of S$9 million for SingTel and S$12.5 million for the Group upon the adoption of FRS 102, ***Share-based Payment***.

Selling & Administrative Expenses

SINGTEL	Quarter 30 Sep		YOY Chge	Half Year 30 Sep		YOY Chge
	2005 S$ m	2004 S$ m	%	2005 S$ m	2004 S$ m	%
Selling & administrative	**137**	**133**	**3.6**	**267**	**261**	**2.2**

Selling & Administrative expenses rose 3.6% to S$137 million attributable mainly to higher property rental costs. Operating lease payments of S$5 million were made in the quarter for the properties sold and leased back from A-REIT in March 2005.

Traffic Expenses

SINGTEL	Quarter 30 Sep		YOY Chge	Half Year 30 Sep		YOY Chge
	2005 S$ m	2004 S$ m	%	2005 S$ m	2004 S$ m	%
International outpayments	52	48	9.3	102	98	3.9
Leases [(1)]	48	44	8.6	98	86	13.3
Interconnect	13	12	5.0	25	24	5.1
	113	**104**	**8.5**	**224**	**208**	**7.9**

Note:
(1) Leases comprise backhaul charges, Inmarsat satellite rental, cost of restoring cable breakages and leased circuit charges.

See page 23 for an analysis of outpayments relative to inpayments.

Lease charges incurred rose 8.6% or S$4 million for the quarter, in line with the increase in volume of bandwidth sold and increased sales of end-to-end corporate data services, which had resulted in increased charges for lease of overseas local loops and overseas half-end circuits in countries where SingTel does not have direct connectivity.

SECTION II : SINGTEL

OTHER INCOME STATEMENT ITEMS

Other Income

SINGTEL	Quarter 30 Sep 2005 S$ m	Quarter 30 Sep 2004 S$ m	YOY Chge %	Half Year 30 Sep 2005 S$ m	Half Year 30 Sep 2004 S$ m	YOY Chge %
Other income	**16**	**7**	**142.4**	**22**	**10**	**113.7**

Other income comprises mainly rental income from properties, foreign exchange differences for trade related balances and gain or loss on disposal of property, plant and equipment.

In the quarter, other income amounted to S$16 million boosted by a one-off gain of S$11 million on disposal of land and building at Yio Chu Kang.

Depreciation And Amortisation

SINGTEL	Quarter 30 Sep 2005 S$ m	Quarter 30 Sep 2004 S$ m	YOY Chge %	Half Year 30 Sep 2005 S$ m	Half Year 30 Sep 2004 S$ m	YOY Chge %
Depreciation of property, plant and equipment						
- SingTel and subsidiary companies	(131)	(145)	-9.6	(262)	(288)	-8.8
- C2C	(33)	(32)	2.2	(66)	(66)	-0.8
	(164)	(177)	-7.4	(328)	(354)	-7.3
Other amortisation	(1)	(1)	133.3	(3)	(1)	@
	(165)	**(178)**	**-7.0**	**(331)**	**(355)**	**-6.6**
Depreciation as a percentage of operating revenue	*16%*	*18%*		*16%*	*18%*	

The reduction in depreciation of 7.4% or S$13 million resulted mainly from the end of useful lives of certain submarine cables in the second quarter of last financial year as well as the cessation of depreciation for the properties sold to A-REIT in March 2005.

SECTION II : SINGTEL

Net Finance Expense

SINGTEL	Quarter 30 Sep 2005 S$ m	Quarter 30 Sep 2004 S$ m	YOY Chge %	Half Year 30 Sep 2005 S$ m	Half Year 30 Sep 2004 S$ m	YOY Chge %
Net Interest expense						
Interest income from third parties	18	14	29.1	38	26	48.4
Interest expense	(82)	(69)	18.7	(160)	(136)	17.4
	(64)	(55)	16.1	(122)	(110)	10.1
Interest income from Optus	4	10	-64.4	8	20	-60.9
	(61)	**(45)**	**34.1**	**(114)**	**(90)**	**26.1**
Other finance income/ (loss)						
FRS 39 fair value adjustments [(1)]	*	-	nm	1	-	nm
Diminution in value of short term investments	-	(1)	nm	-	1	nm
Investment gain [(2)]	2	2	5.0	3	6	-57.8
Foreign exchange gain/ (loss) (net)	54	(5)	nm	59	(3)	nm
	57	**(5)**	**nm**	**63**	**4**	**@**

Notes:

(1) The fair value adjustments arose from the revaluation of trading investments at market values at balance sheet date under FRS 39, ***Financial Instruments: Recognition and Measurement***, which is effective from 1 April 2005.

(2) Comprise mainly dividend income and realised gains or losses on disposals of investments held for resale.

Excluding interest income from Optus (which is eliminated upon consolidation), interest income rose by 29% attributable mainly to an increase in average interest rates. Similarly, interest expenses increased 19% as the interest rates were generally higher than the last corresponding quarter.

Included in the foreign exchange gain of S$54 million for the quarter was a realised foreign exchange gain of S$53 million recorded upon the repayment of an Australian Dollar denominated inter-company loan given to Optus in March 2003. As the loan was previously classified as long term, exchange differences were taken to reserves in the prior periods.

SECTION II : SINGTEL

Exceptional Items [1]

SINGTEL	Quarter 30 Sep 2005 S$ m	Quarter 30 Sep 2004 S$ m	YOY Chge %	Half Year 30 Sep 2005 S$ m	Half Year 30 Sep 2004 S$ m	YOY Chge %
Dilution gain on Bharti	-	-	-	34	-	nm
Dilution gains on SingPost, AIS and Globe	1	-	nm	1	-	nm
Goodwill impairment	-	-	-	-	(15)	nm
Net gain on disposal of investments	-	28	nm	-	39	nm
(Provision for)/ Writeback of diminution in value of investments	-	(1)	nm	-	1	nm
Others	-	2	nm	-	2	nm
Total	**1**	**30**	**-95.7**	**36**	**28**	**25.4**

Note:
(1) Exceptional items are material non-recurring items for which separate disclosure is considered necessary to avoid distortion of reported results of performance.

In the preceding quarter, new Bharti shares were issued upon the conversion of certain debentures into ordinary shares, resulting in a gain of dilution of S$34 million. The debentures were previously issued by Bharti in connection with an acquisition.

SECTION II : SINGTEL

Taxation

SINGTEL	Quarter 30 Sep 2005 S$ m	Quarter 30 Sep 2004 S$ m	YOY Chge %	Half Year 30 Sep 2005 S$ m	Half Year 30 Sep 2004 S$ m	YOY Chge %
Taxation						
Withholding taxes on dividend income from associates [1]						
- Telkomsel	-	-	-	20	13	50.0
- Globe	5	5	15.6	5	5	15.6
- AIS	7	5	38.0	7	10	-31.0
- BSI	-	2	nm	1	2	-47.4
	12	11	6.1	33	30	11.4
Current and deferred taxes **(a)**	67	62	8.8	121	130	-6.7
Tax benefit of inter-company interest expense	(30)	-	nm	(59)	-	nm
	49	73	-32.4	95	160	-40.3
Share of taxes of associates						
- share of ordinary tax **(b)**	97	80	20.6	188	154	22.1
- reversal of Bharti deferred tax benefit	-	-	-	19	-	nm
- Globe's recognition of deferred tax benefits	-	(22)	nm	-	(22)	nm
Total	**146**	**131**	**11.0**	**303**	**293**	**3.5**
Effective tax rates based on :						
SingTel reported profits before tax (ex-Optus)				***19.9%***	***21.3%***	
SingTel profits (ex-Optus and associates)						
Profit before tax				**1,524**	**1,376**	
Exclude :						
Compensation from IDA				(169)	(169)	
Share of associates' profits				(743)	(614)	
Fair value adjustments/diminution in value				(1)	(1)	
Exceptional items				(36)	(28)	
Exchange differences on loans to Optus				(53)	(6)	
C2C losses which have no tax benefit				80	72	
Adjusted pre-tax profits **(c)**				**604**	**630**	
Effective tax rate **(a)/ (c)**				***20.1%***	***20.6%***	
Applicable statutory tax rate in period				***20.0%***	***20.0%***	
Share of associates' profits						
Share of ordinary results **(d)**				742	614	
Effective tax rate **(b)/(d)**				***25.4%***	***25.1%***	

Note:

(1) Withholding taxes are deducted at source when dividends are remitted by the overseas associates. For accounting purpose, the dividend income and related withholding taxes are accrued when declared by the associates. Dividend income has no impact on the income statement of the Group as they are eliminated at Group. The cash inflows upon the receipt of dividend are shown in Section IV.

SECTION II : SINGTEL

In this quarter, a deferred tax benefit of S$30 million was recognised on the current quarter's interest expense provided by Singapore Telecom Australia Investments Pty Limited (the investment holding company of Optus) on its long term inter-company loan from SingTel.

This loan amounting to A$5.2 billion was made in June 2002 for a term of 10 years, with interest rates pegged at a margin above floating rates.

The potential deferred tax benefit of approximately A$130 million brought forward from 31 March 2005 has not been recognised as at 30 September 2005. SingTel shall assess the probability of realising this potential tax benefit by utilisation against future taxable income of Optus at the last quarter of the financial year.

The inter-company loans and interests are eliminated at Group level.

MINORITY INTERESTS

SINGTEL	Quarter 30 Sep 2005 S$ m	Quarter 30 Sep 2004 S$ m	YOY Chge %	Half Year 30 Sep 2005 S$ m	Half Year 30 Sep 2004 S$ m	YOY Chge %
Minority interests	1	*	450.0	2	1	171.4

The accumulated losses attributable to minority shareholders of C2C exceeded their contributions. Accordingly, the losses incurred by C2C for the current quarter had not been allocated to the minority shareholders of C2C but were fully taken up by SingTel. See **Appendix 3** for more information on C2C.

SECTION II : SINGTEL

SINGTEL CASH FLOW AND CAPITAL EXPENDITURE

	Quarter			Half Year		YOY
	30 Sep 2005 S$m	30 Sep 2004 S$m	30 Jun 2005 S$m	30 Sep 2005 S$m	30 Sep 2004 S$m	Chge %
Net cash inflow from operating activities						
Profit before tax	**762**	**699**	**762**	**1,524**	**1,376**	**10.7**
Depreciation	164	177	164	328	354	-7.3
Compensation from IDA	(84)	(84)	(84)	(169)	(169)	-
Share of results of associates	(363)	(321)	(380)	(743)	(614)	21.0
Exceptional items	(1)	(30)	(34)	(36)	(28)	25.4
Net finance expense	4	50	47	51	86	-40.6
Other non-cash items	*	6	8	8	16	-49.7
Non-cash items	(280)	(203)	(280)	(560)	(355)	57.7
Operating cash flow before working capital changes	482	497	482	964	1,022	-5.6
Changes in operating assets and liabilities	6	(69)	(147)	(141)	(169)	-16.3
	488	**427**	**335**	**823**	**853**	**-3.5**
Dividends received from associates	236	170	180	415	232	78.8
Tax paid	(164)	(157)	(26)	(190)	(188)	0.9
	560	**440**	**489**	**1,048**	**897**	**16.9**
Net cash inflow/ (outflow) from investing activities						
Payment for purchases of property, plant and equip	(113)	(126)	(79)	(193)	(211)	-8.5
Net repayment of loans from Optus	163	-	-	163	-	nm
(Net investment in asso)/repayment of asso' loans	(1)	13	(607)	(608)	24	nm
Deposit in respect of bid for Pakistan Telecom	67	-	(67)	-	-	-
Net (purchase)/ sale of trading investments	(55)	111	*	(55)	79	nm
Proceeds from disposal of property, plant and equip	57	*	1	58	1	@
Proceeds from sale of associates	-	14	-	-	2,348	nm
Proceeds from disposal of available for sale investments	*	30	-	*	44	nm
Others *(proceeds on disposal of non-current investments etc)*	25	37	24	48	53	-8.5
	144	**79**	**(729)**	**(586)**	**2,338**	**nm**
Net cash outflow from financing activities						
Net decrease/(increase) in debt	4	2	(5)	(2)	2	nm
Net interest paid on borrowings and swaps	(35)	(33)	(81)	(116)	(107)	8.7
Proceeds from issue of shares from share options	58	48	21	79	69	14.7
Dividends paid to shareholders	(1,734)	(915)	-	(1,734)	(915)	89.4
Payment for share capital reduction	-	(3,010)	-	-	(3,010)	nm
Payments to minority shareholder *(loan and capital repaid, dividends)*	-	-	-	-	(229)	nm
Others	(8)	(2)	(4)	(12)	(2)	476.2
	(1,715)	**(3,911)**	**(70)**	**(1,785)**	**(4,193)**	**-57.4**
Net decrease in cash and cash equivalents	**(1,011)**	**(3,392)**	**(311)**	**(1,322)**	**(958)**	**38.0**
Cash and cash equivalents at beginning	**2,813**	**5,536**	**3,123**	**3,123**	**3,103**	**0.7**
Cash and cash equivalents at end	**1,801**	**2,144**	**2,813**	**1,801**	**2,144**	**-16.0**
Free cash flow [(1)]	**446**	**314**	**409**	**856**	**686**	**24.7**
Capital expenditure - accrual basis	**99**	**124**	**31**	**130**	**175**	**-25.8**
Cash capex to operating revenue	***11%***	***13%***	***8%***	***9%***	***11%***	

SECTION II : SINGTEL

Note:
(1) Free cash flow refers to cash flow from operating activities less cash capex.

For the quarter ended 30 September 2005, operating cash flow for SingTel (before dividend and tax) amounted to S$488 million, 14% higher than the same quarter last year in spite of lower operating profit because of the differences in timing of trade receipts and payments. Cash dividend received from associates increased by 39% to S$236 million as higher dividends were received from Telkomsel, AIS and SingPost.

Net cash inflow from investing activities in the quarter amounted to S$144 million, comprising mainly net repayment of inter-company loans by Optus of S$163 million and a refund of the S$67 million deposit placed in relation to SingTel's bid for Pakistan Telecommunication Co. Ltd.

Cash capital expenditure for the quarter fell 9.9% to S$113 million, representing 11% of operating revenue, 2 percentage points lower than a year ago.

With higher operating cash and lower cash capital expenditure, free cash flow for the current quarter improved 42% to S$446 million.

Net cash outflow in financing activities was S$1.72 billion, comprising mainly final and special dividends paid of S$1.73 billion in respect of the previous financial year ended 31 March 2005.

Cash and cash equivalents for the quarter decreased S$1.01 billion from a quarter ago, with cash balance of S$1.80 billion as at 30 September 2005.

SINGTEL OPTUS PTY LIMITED

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL HIGHLIGHTS
FOR THE SECOND QUARTER ENDED 30 SEPTEMBER 2005

- **Operating revenue up 0.5%.**
- **Operational EBITDA down 7.3%.**
- **Operational EBITDA margin decreased to 28.6% -- down 2.4 percentage points.**
- **Net profit of A$150 million -- down 8.1%.**
- **Free cash flow of A$242 million -- down 17%.**

FOR THE HALF YEAR ENDED 30 SEPTEMBER 2005

- **Operating revenue up 2.6%.**
- **Operational EBITDA down 2.8 %.**
- **Operational EBITDA margin decreased to 29.1% -- down 1.6 percentage points.**
- **Net profit of A$300 million -- down 4.6%.**
- **Free cash flow of A$386 million – down 28%.**

	Quarter 30 Sep		YOY Chge	Half Year 30 Sep		YOY Chge
	2005 A$ m	2004 A$ m	%	2005 A$ m	2004 A$ m	%
Operating revenue	1,763	1,754	0.5	3,504	3,416	2.6
Operational EBITDA	504	544	-7.3	1,021	1,050	-2.8
Operational EBITDA margin	*28.6%*	*31.0%*		*29.1%*	*30.7%*	
EBIT	248	285	-12.9	503	547	-8.0
Net profit	150	163	-8.1	300	315	-4.6
Free cash flow	242	291	-16.9	386	540	-28.4

SECTION III : OPTUS

OPTUS SUMMARY INCOME STATEMENTS – Singapore GAAP
For The Second Quarter And Half Year Ended 30 September 2005

	Quarter 30 Sep		YOY	Half Year 30 Sep		YOY
	2005 A$ m	2004 A$ m	Chge %	2005 A$ m	2004 A$ m	Chge %
Operating revenue	**1,763**	**1,754**	**0.5**	**3,504**	**3,416**	**2.6**
Operating expenses	(1,264)	(1,217)	3.8	(2,495)	(2,384)	4.7
	499	537	**-7.0**	1,009	1,032	**-2.2**
Other income	5	7	-28.2	11	17	-34.3
Operational EBITDA	**504**	**544**	**-7.3**	**1,021**	**1,050**	**-2.8**
- EBITDA margin	***28.6%***	***31.0%***		***29.1%***	***30.7%***	
Share of results of joint ventures	1	(1)	nm	4	2	173.3
EBITDA	**505**	**543**	**-6.9**	**1,025**	**1,051**	**-2.5**
Depreciation & amortisation	(257)	(258)	-0.3	(521)	(504)	3.5
EBIT	**248**	**285**	**-12.9**	**503**	**547**	**-8.0**
Net finance expense	(36)	(48)	-25.1	(75)	(96)	-21.5
Profit before tax	**212**	**237**	**-10.5**	**428**	**451**	**-5.2**
Tax expense	(62)	(74)	-15.6	(128)	(137)	-6.4
Net profit after tax	**150**	**163**	**-8.1**	**300**	**315**	**-4.6**

SECTION III : OPTUS

REVIEW OF OPTUS OPERATING PERFORMANCE

For The Second Quarter Ended 30 September 2005

As previously flagged on 19 September 2005, Optus revenue for the quarter ended 30 September 2005 was largely flat, compared to 4.8% growth in the preceding quarter. The decline was due principally to continued impact of competition and price pressures, particularly in Mobile, and the completion of some corporate and one-off low margin transit voice business in the second quarter of the previous financial year. In addition, Optus consolidated Uecomm's results for the first time in the quarter ended 30 September 2004.

The operating performance in the quarter was underpinned by three important trends. Mobile capped plans continue to dilute Optus' overall revenue performance but in this quarter, Mobile postpaid churn rates have remained stable. Broadband growth offset the declines in Consumer & Multimedia's traditional products and Optus continues to gain share in the corporate market.

Operational EBITDA margin decreased by 2.4 percentage points to 28.6%. To defend market share in mobile, Optus has offered capped plans more actively, impacting ARPU and margins. To grow market share in fixed, Optus has encouraged migration from dial up to broadband, and expanded its resale telephony customer base, which diluted margins in the Consumer and Multimedia Division. Across the businesses, competition has caused retail prices to decline more rapidly than traffic expenses.

To mitigate the margin pressure, Optus had undertaken several initiatives to reduce costs including selective outsourcing of customer service and consolidation of IT data centres. Optus continues to explore further opportunities for cost savings.

Net profit after tax for the quarter fell 8.1% to A$150 million.

Free cash flow amounted to A$242 million, down 17% with stable operating cash offset by higher capital expenditure related mainly to the D series satellites, the 3G mobile network for the launch of Sydney and Melbourne later this year and the planned ULL rollout. The ratio of cash expenditure to operating revenue rose to 13% from 10% a year ago.

Optus should see better revenue trends for Consumer & Multimedia and Wholesale in the second half compared to the reported second quarter's results.

For the half year ended 30 September 2005

For the half year under review, Optus recorded a 2.6% increase in operating revenue to A$3.50 billion.

Operational EBITDA margin contracted 1.6 percentage points to 29.1% and EBITDA declined 2.5% to A$1.03 billion.

Net profit after tax fell 4.6% to A$300 million.

SECTION III : OPTUS

SEQUENTIAL QUARTERLY RESULTS

Results for the current quarter compared to the preceding quarter ended 30 June 2005 are as follows -

	Quarter		QOQ Chge
	30 Sep 2005 A$ m	30 Jun 2005 A$ m	%
Operating revenue	**1,763**	**1,742**	**1.2**
Operating expenses	(1,264)	(1,231)	2.6
Operational EBITDA	**504**	**516**	**-2.4**
Operational EBITDA margin	***28.6%***	***29.7%***	
Mobile	*37%*	*38%*	
Optus Business & Wholesale	*24%*	*25%*	
Consumer & Multimedia	*12%*	*13%*	
Profit before tax	**212**	**216**	**-1.4**
Net profit	**150**	**150**	**0.1**
Free cash flow	**242**	**144**	**67.9**

Operating performance was stable against the preceding quarter and free cash flow improved, boosted by higher operating cash and lower cash capital expenditure.

SECTION III : OPTUS

DIVISIONAL TOTALS

	Quarter 30 Sep		YOY Chge	Half Year 30 Sep		YOY Chge
	2005 A$ m	2004 A$ m	%	2005 A$ m	2004 A$ m	%
Operating revenue by division:						
Mobile	979	954	2.6	1,924	1,855	3.7
Optus business	299	299	**	601	565	6.3
Optus wholesale	114	132	-13.3	238	260	-8.3
Consumer and multimedia	385	384	0.2	768	766	0.2
Less: inter-divisional revenue [1]	(14)	(15)	-3.4	(27)	(29)	-8.0
Total	**1,763**	**1,754**	**0.5**	**3,504**	**3,416**	**2.6**
Operational EBITDA by division:						
Mobile	359	375	-4.2	720	724	-0.5
Optus business & wholesale	98	118	-17.4	206	223	-7.8
Consumer and multimedia	47	50	-6.5	95	103	-7.8
Total	**504**	**544**	**-7.3**	**1,021**	**1,050**	**-2.8**
Operational EBITDA margins by division:						
Mobile	*37%*	*39%*		*37%*	*39%*	
Optus business & wholesale	*24%*	*27%*		*25%*	*27%*	
Consumer and multimedia	*12%*	*13%*		*12%*	*13%*	
Total	***28.6%***	***31.0%***		***29.1%***	***30.7%***	

Note:
(1) Inter-divisional revenue represents mobile termination revenue for fixed to mobile calls originating with Consumer and Multimedia, and Optus Business and preselected customers.

In the quarter, the mobile division contributed 56% of operating revenue and 71% of operational EBITDA, up 2 percentage points respectively from a year ago.

SECTION III : OPTUS

OPTUS MOBILE DIVISION

	Quarter 30 Sep 2005 A$ m	Quarter 30 Sep 2004 A$ m	YOY Chge %	Half Year 30 Sep 2005 A$ m	Half Year 30 Sep 2004 A$ m	YOY Chge %
Mobile communications revenue [1]						
Outgoing service revenue [8]	649	656	-1.0	1,287	1,290	-0.3
Incoming service revenue [8]	203	186	9.1	384	367	4.4
Service revenue	852	842	1.2	1,670	1,658	0.8
Equipment	127	112	12.7	254	197	28.7
	979	**954**	**2.6**	**1,924**	**1,855**	**3.7**
Operational EBITDA [2]	**359**	**375**	**-4.2**	**720**	**724**	**-0.5**
- EBITDA margin	***37%***	***39%***		***37%***	***39%***	

Key Drivers	Quarter 30 Sep 2005	Quarter 30 Jun 2005	Quarter 30 Sep 2004	Half Year 30 Sep 2005	Half Year 30 Sep 2004	YOY Chge %
Number of mobile subscribers (000s)						
Prepaid	2,846	2,789	2,782	2,846	2,782	2.3
Postpaid	3,238	3,237	3,137	3,238	3,137	3.2
Total	**6,085**	**6,026**	**5,919**	**6,085**	**5,919**	2.8
Mobile penetration rate [3]	***92%***	***90%***	***84%***	***92%***	***84%***	
MOUs per subscriber per month [4]						
Prepaid	67	64	61	66	53	22.9
Postpaid	139	133	129	136	128	6.0
ARPU per month (A$) [4]						
Prepaid	22	21	22	22	22	-1.8
Postpaid	69	67	71	68	71	-4.1
Blended	**47**	**46**	**48**	**46**	**48**	-3.7
Data revenue as a percentage of service revenue	***18%***	***17%***	***15%***	***17%***	***15%***	
Market (000s) [5]	**18,782**	**18,401**	**16,865**	**18,782**	**16,865**	**11.4**
Market share - total [5]	***32%***	***33%***	***35%***	***32%***	***35%***	
Retail postpaid churn rate per month [6]	***1.5%***	***1.5%***	***1.4%***	***1.5%***	***1.4%***	
% users through wholesale [7]	***19%***	***19%***	***18%***	***19%***	***18%***	
Acquisition cost per subscriber	**A$133**	**A$156**	**A$134**	**A$144**	**A$149**	

<u>Notes:</u>
(1) Including equipment, international outgoing and international incoming revenue.
(2) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.
(3) Penetration is measured as total market mobile users divided by Australia's total population.
(4) Based on average customers, calculated as the simple average of opening and closing customers. MOU includes outgoing minutes only. ARPU excludes equipment revenue.
(5) Market size and market share figures are Optus estimates.
(6) Churn excludes customers transferring from postpaid to prepaid.

SECTION III : OPTUS

(7) Based on the nature of the billing arrangements between Optus and its Wholesale customers including Virgin Mobile, all Wholesale subscribers are included as postpaid subscribers.
(8) The reduction of mobile termination rates by ACCC from 21 cents to 18 cents per minute does not automatically apply to Optus and is dependent on further commercial and regulatory processes. However, Optus has taken a conservative approach of accruing at 18 cents in the accounts since 1 January 2005, unless it has already negotiated a different rate with a particular carrier.

Optus Mobile revenue grew by 2.6% in the second quarter, driven mainly by equipment revenue, which grew 13%. EBITDA, however, fell 4.2% impacted by mobile caps and lower termination rates. Operational EBITDA margin was down 2 percentage points to 37%.

Overall service revenue was up 1.2% to A$852 million attributable mainly to incoming service revenue, which rose 9.1% driven by higher traffic volume partly offset by lower termination rates. Outgoing service revenue, however, fell 1.0% with lower revenue per minute partially offset by higher outgoing traffic volume.

In the quarter, the number of mobile subscribers increased by 59,000. The subscriber base grew 2.8% from a year ago.

Capped plans are offered by Optus to its retail customers in the small business and consumer segments. During the quarter, around 34% of new and recontracted customers chose capped plans, higher than the 24% in the June quarter. Approximately 10% of the total Optus postpaid base are now using capped plans, up from 7% a quarter ago. Caps have stimulated higher MOU, thus higher traffic expenses (see page 47).

Together with lower termination rates, the capped plans are impacting ARPU, which declined by 3.1% in postpaid.

Overall, Optus has managed to keep postpaid churn stable at 1.5%. Subscriber acquisition costs per subscriber of A$133 was flat compared to the last corresponding quarter but was 15% lower against the A$156 in the preceding quarter as prepaid and caps have lower subsidies compared to the traditional postpaid .

Optus Mobile continues to focus on three strategies to drive growth.

Firstly, it is growing its market share in its business mobile market, with revenue in the segment up 7.2% compared to the same quarter last year.

Secondly, Optus is stimulating data revenue, which increased to 18% of ARPU, up some 3 percentage points on the same quarter last year.

The third strategy is to leverage Optus's traditional strength in the consumer segment. Competition has been intense, and until mid-2005, Optus has focused on maintaining profitability as opposed to subscriber growth. In the last quarter, Optus moved to defend its market share more aggressively. This strategy continues in the current quarter.

Cash capital expenditure for the Mobile division for the quarter was A$89 million or 39% of the Optus total. This was an increase of A$46 million over the corresponding quarter as Optus prepares for its 3G launch in Sydney and Melbourne later this year.

SECTION III : OPTUS

OPTUS BUSINESS & WHOLESALE DIVISIONS

	Quarter 30 Sep 2005 A$ m	Quarter 30 Sep 2004 A$ m	YOY Chge %	Half Year 30 Sep 2005 A$ m	Half Year 30 Sep 2004 A$ m	YOY Chge %
Business revenue						
Voice	114	118	-3.7	223	230	-2.9
Data and Internet Protocol ("IP")	99	101	-1.7	200	181	10.3
Satellite	56	54	4.1	111	107	3.7
Managed & professional services	31	27	15.0	67	47	42.2
Total Business revenue	**299**	**299**	**	**601**	**565**	**6.3**
Wholesale revenue						
Voice	75	96	-21.3	163	191	-14.6
Data and IP	37	36	3.4	74	68	7.9
Other	2	*	nm	2	1	166.7
	114	**132**	**-13.3**	**238**	**260**	**-8.3**
Total revenue	**413**	**431**	**-4.1**	**839**	**825**	**1.7**
Operational EBITDA [1]	**98**	**118**	**-17.4**	**206**	**223**	**-7.8**
- EBITDA margin	*24%*	*27%*		*25%*	*27%*	

Key Drivers	Quarter 30 Sep 2005	Quarter 30 Jun 2005	Quarter 30 Sep 2004	Half Year 30 Sep 2005	Half Year 30 Sep 2004	YOY Chge %
Business voice minutes (m min)	1,327	1,287	1,310	2,614	2,557	2.2
Wholesale voice minutes (m min)	1,250	1,206	1,354	2,456	2,711	-9.4
As at end of period:						
64k equivalent lines (000s) [2]	1,028	915	591	1,028	591	74.1
Buildings connected [3]	14,734	14,623	12,909	14,734	12,909	14.1

Notes:

(1) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.

(2) 64k equivalent lines comprises all directly connected voice lines in use, plus the in use portion of directly connected data services, translated to the equivalent number of 64k lines (e.g., a 2 mbs datalink is equivalent to 31 x 64k equivalent lines), but excluding all wholesale lines greater than 128mbs.

(3) Directly connected buildings include all connections via all access media - fibre, DSL, fixed wireless, satellite and leases.

Reflecting fierce price-based competition, revenue for the combined Business and Wholesale division declined by 4.1%.

Despite the intense competition in the Business division, revenue remained stable. Wholesale revenue, however, declined 13% after the completion of some one-off low margin transit business in the second quarter of last financial year.

Optus Business voice minutes increased by a modest 1.3% in a market where fixed voice minutes have been declining. This volume gain represented an improvement in market share, but also drove traffic expenses higher (see page 47). Despite the increase in volume, voice revenue was down 3.7% due to continued fierce price pressures.

SECTION III : OPTUS

Data & IP revenue declined by 1.7% as IP growth was offset by declines in traditional data. UeComm grew its revenue by 6%. As Optus consolidated Uecomm's results for the first time in the September quarter last year, there was no one time growth benefit compared to the preceding quarters.

Managed and professional services grew by 15% due to continued new contract wins while satellite revenues grew 4.1%.

Optus Business continues to win new customers including Publishing and Broadcasting Limited and Department of Education NSW.

Business and Wholesale combined EBITDA decreased by 17% with overall margins falling to 24% due mainly to price competition.

Year on year, cash capital expenditure for the second quarter of A$64 million was lower by 24% and represented 28% of the Optus total.

As reported previously, Optus made a takeover offer for Alphawest Limited, valuing the company at A$26 million. Alphawest is a provider of high quality information and communications technology services. On 3 November 2005, acceptances were received in respect of 97.79% of shares and Optus is proceeding to compulsorily acquire the remaining shares.

SECTION III : OPTUS

OPTUS CONSUMER AND MULTIMEDIA DIVISION ("CMM")

	Quarter 30 Sep		YOY Chge	Half Year 30 Sep		YOY Chge
	2005 A$ m	2004 A$ m	%	2005 A$ m	2004 A$ m	%
HFC voice revenue	101	106	-5.2	203	212	-4.2
Cable Internet revenue	36	29	21.2	69	57	21.4
Pay TV revenue	29	34	-13.8	60	69	-12.3
HFC	**166**	**170**	**-2.4**	**333**	**338**	**-1.5**
Dial up Internet revenue	20	26	-25.1	41	55	-25.8
DSL Internet revenue	22	8	181.8	40	11	243.5
Off network voice revenue	178	181	-1.5	355	361	-1.8
Total revenue	**385**	**384**	**0.2**	**768**	**766**	**0.2**
Operational EBITDA (1)	**47**	**50**	**-6.5**	**95**	**103**	**-7.8**
- EBITDA margin	***12%***	***13%***		***12%***	***13%***	

Key Drivers	Quarter			Half Year		YOY Chge
	30 Sep 2005	30 Jun 2005	30 Sep 2004	30 Sep 2005	30 Sep 2004	%
HFC						
HFC ARPU per month (A$)	108	108	111	108	110	-2.1
Local telephony customers (2)	485	489	501	485	501	-3.1
Other customers (2)	34	32	24	34	24	41.3
Total HFC customers	**519**	**521**	**525**	**519**	**525**	**-1.1**
Local telephony bundling rate (3)	***70%***	***69%***	***66%***	***70%***	***66%***	
HFC penetration (4)	***37%***	***37%***	***37%***	***37%***	***37%***	
Internet customers						
DSL	196	162	50	196	50	294.4
HFC broadband	262	244	187	262	187	40.4
Broadband subtotal	**458**	**406**	**236**	**458**	**236**	**93.9**
Dial-up delivered over HFC network	45	54	82	45	82	-44.4
Dial-up delivered off network	361	365	413	361	413	-12.7
Total Internet customers (000s)	**865**	**825**	**731**	**865**	**731**	**18.2**
Off Network (5)						
Total local call resale customers (5)	644	633	603	644	603	6.8
Total long distance customers (5)	729	724	727	729	727	0.2
Local call resale bundling rate (6)	***61%***	***56%***	***43%***	***61%***	***43%***	

Notes:

(1) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.

(2) Local telephony customers includes all customers who take local telephony over the HFC network, whether or not they take any other service over the HFC network (such as pay TV). Other customers include all customers on the HFC network who do not take a local telephony service - that is, customers who take one or more of pay TV or cable Internet.

(3) Based on customers who are receiving a "bundled benefit" from taking a package of products (local telephony plus at least one of cable Internet, dial-up Internet or pay TV).

(4) Based on 1.4 million serviceable homes.

SECTION III : OPTUS

(5) As small business has become an increased business focus, both current and comparative data have been restated to include small business customers. Prior disclosures were residential customers only.
(6) Residential only. Based on customers who are receiving a "bundled benefit" from taking a package of products (local call resale and long distance plus either DSL or dial up Internet).

Overall revenue for the CMM division was flat. The growth in broadband revenue was offset by declines in the traditional products.

Broadband revenue grew 57%, propelled by 458,000 broadband customers as at 30 September 2005, an increase of 94% from a year ago.

Local Call Resale customers grew by 6.8% but after usage declines, offnet fixed voice revenue fell by 1.5%.

Dial up Internet revenue dropped 25%, reflecting Optus' success in migrating customers to broadband. Pay TV revenue declined 14% but the announced deal with Foxtel now gives Optus more incentive to promote the Foxtel digital services which were rolled out on 1 November 2005.

Optus has announced plans for a broadband ULL network rollout which, together with the existing HFC network, will cover 60% of Australian homes. This has the potential to improve offnet margins after an initial phase of start up costs.

The increasing scale in broadband, the recent launch of Digital TV services and the declining importance of dial up Internet should help improve top line trends for this division in the second half of the current financial year.

EBITDA for the quarter amounted to A$47 million, down 6.5% on the same quarter last year reflecting Optus' continuing investment in low margin offnet broadband customer growth.

Cash capital expenditure for the quarter was A$46 million, doubling from last corresponding quarter mainly due to increased investment in the broadband ULL network roll out.

SECTION III : OPTUS

OPTUS OPERATING EXPENSES
(Before Depreciation and Amortisation)

	Quarter 30 Sep 2005 A$ m	Quarter 30 Sep 2004 A$ m	YOY Chge %	Half Year 30 Sep 2005 A$ m	Half Year 30 Sep 2004 A$ m	YOY Chge %
Interconnect	361	340	6.2	698	674	3.4
Outpayments & other leases	55	48	15.5	114	96	19.2
Traffic expenses	416	388	7.4	812	770	5.4
Selling & administrative	365	382	-4.4	737	758	-2.8
Staff costs	237	231	2.8	458	439	4.2
Cost of sales	244	223	9.4	488	416	17.4
Capitalisation of costs (1)	(36)	(40)	-10.4	(71)	(66)	7.4
Repair & maintenance and others	36	33	8.8	72	67	7.0
Total	**1,264**	**1,217**	**3.8**	**2,495**	**2,384**	**4.7**
As a percentage of operating revenue						
Traffic expenses	24%	22%		23%	23%	
Selling & administrative	21%	22%		21%	22%	
Staff costs	13%	13%		13%	13%	
Cost of sales	14%	13%		14%	12%	
Capitalisation of costs (1)	-2%	-2%		-2%	-2%	
Repair & maintenance and others	2%	2%		2%	2%	
	72%	69%		71%	70%	

	Quarter 30 Sep 2005	Quarter 30 Jun 2005	Quarter 30 Sep 2004	Half Year 30 Sep 2005	Half Year 30 Sep 2004	YOY Chge %
Staff statistics						
Number of employees, at end of period	9,592	9,415	9,151	9,592	9,151	4.8
Average number of employees	9,504	9,242	9,181	9,330	9,081	2.7
Revenue per employee (A$'000) (2)	185	188	191	376	376	-0.2

Notes:
(1) The bulk of the capitalisation relates to staff cost.
(2) Based on average employee numbers.

Operating expenses increased 3.8% in the current quarter, and represented 72% of operating revenue, up 3 percentage points from 69% a year ago.

Traffic expenses rose by 7.4% principally due to the increased volume of mobile outgoing minutes mainly as a result of Mobile caps, as well as growth in the Optus Business voice minutes, partially offset by the lower termination rates paid this quarter compared to the same quarter last year.

Reflecting Optus continued focus on containing costs, Selling and Administrative expenses fell 4.4%, with mobile subscriber acquisition costs broadly in line with last corresponding quarter.

SECTION III : OPTUS

Staff costs rose 2.8% due to an increase in average employee numbers, annual wage increases and redundancy costs in respect of Optus recent divisional reorganisation. The increase in staff headcount since a year ago has been predominantly in customer service, sales and capital project roles to drive growth across each of Optus' major business areas.

Cost of sales increased 9.4% in line with higher mobile equipment revenue.

SHARE OF RESULTS OF JOINT VENTURE COMPANIES

	Quarter 30 Sep		YOY	Half Year 30 Sep		YOY
	2005 A$ m	2004 A$ m	Chge %	2005 A$ m	2004 A$ m	Chge %
Southern Cross	1	(1)	nm	4	2	186.7
Bridge Mobile Alliance	*	*	nm	*	-	nm
Virgin Mobile	-	-	-	-	-	-
Total	**1**	**(1)**	**nm**	**4**	**2**	**173.3**

Year on year, Southern Cross' operational performance had improved, with higher operating revenue from new sales and lower interest expense from reduced debt.

Equity accounting for Virgin Mobile had been suspended since June 2002 as the carrying amount of the investment was reduced to nil.

OTHER INCOME STATEMENT ITEMS

Depreciation and Amortisation

	Quarter 30 Sep		YOY	Half Year 30 Sep		YOY
	2005 A$ m	2004 A$ m	Chge %	2005 A$ m	2004 A$ m	Chge %
Depreciation of property, plant & equip	255	256	-0.3	518	500	3.5
Amortisation	2	2	-10.0	4	4	-
	257	**258**	**-0.3**	**521**	**504**	**3.5**
Depreciation as a percentage of operating revenue	***14%***	***15%***		***15%***	***15%***	

As a result of continued careful capital management, depreciation as a percentage of operating revenue was slightly lower at 14%.

Optus acquired its 3G licence in 2001 for A$250 million. As at 30 September 2005, the carrying cost including capitalised interest was A$292 million. On the commercial launch of 3G services expected in later part of this calendar year, this cost will be amortised from the launch date to the end of the license period in October 2017.

SECTION III : OPTUS

Net Finance Expense

	Quarter 30 Sep		YOY	Half Year 30 Sep		YOY
	2005 A$ m	2004 A$ m	Chge %	2005 A$ m	2004 A$ m	Chge %
Interest payable to SingTel	3	9	-67.1	6	17	-63.3
Interest payable to others	39	46	-15.7	82	91	-9.4
Gross interest on borrowings	41	54	-23.8	88	107	-17.9
Interest capitalised	(3)	(2)	19.0	(5)	(2)	119.0
Net interest expense	**39**	**52**	**-25.5**	**84**	**105**	**-20.6**
Interest income	(3)	(5)	-29.8	(8)	(9)	-11.7
Total	**36**	**48**	**-25.1**	**75**	**96**	**-21.5**

Net interest expense fell 25% to A$36 million due mainly to lower average debt resulting from Optus strong positive cash flows, partly offset by higher interest rates.

Taxation

	Quarter 30 Sep		YOY	Half Year 30 Sep		YOY
	2005 A$ m	2004 A$ m	Chge %	2005 A$ m	2004 A$ m	Chge %
Optus' Australian income tax expense	60	74	-17.8	126	136	-7.7
Share of joint venture income tax expense	2	*	nm	2	*	nm
	62	**74**	**-15.6**	**128**	**137**	**-6.4**

Optus' Australian income tax expense reflects the Australian tax rate of 30% together with minor variations between accounting and taxable income. The effective tax rate for the current quarter was 29%.

SECTION III : OPTUS

CASH FLOW AND CAPITAL EXPENDITURE

	Quarter			Half Year		
	30 Sep 2005 A$ m	30 Sep 2004 A$ m	30 Jun 2005 A$ m	30 Sep 2005 A$ m	30 Sep 2004 A$ m	YOY Chge %
Net cash inflow from operating activities						
Profit before tax	**212**	**237**	**216**	**428**	**451**	**-5.2**
Depreciation and amortisation	257	258	264	521	504	3.4
Share of results of joint ventures	(1)	1	(3)	(4)	(2)	173.3
Other non-cash items	37	48	41	78	99	-20.8
Non-cash items	293	307	303	595	601	-1.0
Operating cashflow before working capital changes	505	545	518	1,023	1,052	-2.8
Changes in operating assets and liab	(35)	(71)	(116)	(151)	(144)	4.8
	471	**474**	**402**	**872**	**909**	**-4.0**
Tax paid	*	-	*	*	-	nm
Net cash inflow from operating activities	**471**	**474**	**402**	**872**	**909**	**-4.0**
Net cash outflow from investing activities						
Purchases of property, plant and equipment	(229)	(182)	(257)	(486)	(369)	31.8
Purchase of subsidiary	*	(227)	*	*	(227)	nm
Others	(38)	4	(1)	(38)	7	nm
	(266)	**(406)**	**(258)**	**(525)**	**(588)**	**-10.8**
Net cash outflow from financing activities						
Net (decrease)/ increase in external borrowings	(51)	50	(53)	(104)	(164)	-36.5
Net decrease in borrowings from SingTel	(128)	-	-	(128)	-	nm
Finance lease payments (excluding interest)	(14)	(27)	*	(14)	(28)	-48.2
	(194)	23	(53)	(247)	(192)	28.7
Net interest paid on borrowings and swaps (including finance lease interest)	(50)	(65)	(38)	(88)	(106)	-17.2
	(243)	**(42)**	**(91)**	**(335)**	**(298)**	**12.3**
Net change in cash and cash equivalents	**(39)**	**27**	**52**	**13**	**22**	**-41.1**
Cash and cash equivalents at beginning	193	42	141	141	46	203.2
Cash and cash equivalents at end	**154**	**69**	**193**	**154**	**69**	**123.7**
Free cash flow [1]	**242**	**291**	**144**	**386**	**540**	**-28.4**
Cash flow before borrowings [2]	**155**	**3**	**105**	**260**	**214**	**21.4**
Capital expenditure - accrual basis	**292**	**206**	**234**	**526**	**326**	**61.4**
Cash capital expenditure to operating revenue	***13%***	***10%***	***15%***	***14%***	***11%***	

Notes:
(1) Free cash flow is defined as cash flow from operating activities less cash purchases of property, plant and equipment.
(2) Cash flow before borrowings is defined as operating cash flows less investing cash flows and interest paid (including finance lease interest).

SECTION III : OPTUS

Cash capital expenditure

	Quarter 30 Sep		YOY Chge	Half Year 30 Sep		YOY Chge
	2005 A$ m	2004 A$ m	%	2005 A$ m	2004 A$ m	%
Mobile	89	43	110.4	193	100	93.6
Business & wholesale	64	84	-24.4	147	162	-9.6
Consumer & multimedia	46	22	107.2	68	46	50.2
Other	30	33	-11.1	78	61	27.0
Total	**229**	**182**	**25.4**	**486**	**369**	**31.8**

Despite lower operating performance in the second quarter, the operating cash flow of A$471 million was maintained at the same level as the last corresponding quarter due to the improved working capital.

As previously advised, cash capital expenditure will grow this financial year as Optus rolls out new mobile and fixed line networks. Cash capital expenditure for the second quarter was A$229 million, up 25% year on year and is targeted to be around A$1.1 billion for the full financial year.

With stable operating cash and higher cash capital expenditure, free cash flow decreased to A$242 million, down from A$291 million a year ago.

Optus made a net repayment of A$128 million in inter-company loan to SingTel in the quarter.

SECTION IV: ASSOCIATES

FINANCIAL HIGHLIGHTS
FOR THE SECOND QUARTER ENDED 30 SEPTEMBER 2005

- Pre-tax ordinary results from associates up 16% to S$371 million.

- On a post tax basis, earnings from associates up 2.5% to S$268 million.

- Telkomsel and Bharti are the key drivers of growth.

- Group's regional mobile subscribers (including SingTel and Optus) grew 2.9 million in the quarter. Year on year, Group's regional mobile subscribers was up 31% or 18 million to 74 million. On a proportionate share basis, increase was 30% to 29 million subscribers.

FOR THE HALF YEAR ENDED 30 SEPTEMBER 2005

- Group's share of pre-tax ordinary earnings from associates up 21% to S$747 million.

- Post-tax earnings from associates up 12% to S$541 million.

SECTION IV : ASSOCIATES

	Equity Int %	Quarter 30 Sep 2005 S$ m	Quarter 30 Sep 2004 S$ m	YOY Chge %	Half Year 30 Sep 2005 S$ m	Half Year 30 Sep 2004 S$ m	YOY Chge %
Regional mobile associates							
Telkomsel	35.0	180	147	22.1	353	264	33.7
Bharti Telecom / Bharti Tele-Ventures [2]	30.7						
- operating results		71	37	90.4	133	73	81.8
- mark to market and translation (losses)/gain		(4)	4	nm	1	3	-71.9
		68	42	62.5	133	76	75.3
AIS [3]	21.4	59	73	-19.9	134	151	-10.8
Globe [3] [4]	44.6						
- operating results		34	45	-24.3	72	90	-20.3
- mark to market and translation gain		4	*	nm	8	*	nm
		38	45	-14.4	79	90	-12.1
Pacific Bangladesh Telecom Ltd ("PBTL") [5]	45.0	3	-	nm	3	-	nm
		347	**307**	**13.3**	**703**	**580**	**21.0**
Other SingTel associates							
Singapore Post	30.9	12	12	1.7	24	22	6.8
PT Bukaka ("BSI")	40.0	9	8	16.0	15	16	-7.4
New Century InfoComm ("NCIC") [3]	24.5	(6)	(9)	-27.1	(9)	(12)	-22.5
Others		8	3	141.9	10	7	37.0
SingTel share of ordinary results		**370**	**321**	**15.2**	**742**	**614**	**20.8**
Optus share of ordinary results		**1**	**(1)**	**nm**	**5**	**2**	**173.7**
Group share of pre-tax profits		**371**	**320**	**16.1**	**747**	**616**	**21.3**
Exceptional items							
Bharti Telecom/ Bharti Tele-Ventures [6]		-	-	-	3	-	nm
Globe Telecom [6]		-	-	-	5	-	nm
TeleTech Park - asset impairment charge	40.0	(7)	-	nm	(7)	-	nm
Group share of exceptional items		**(7)**	**-**	**nm**	**1**	**-**	**nm**
Group share of pre-tax profits		**364**	**320**	**13.8**	**748**	**616**	**21.5**
Group share of net profit after tax of associates							
Telkomsel		126	103	22.0	247	183	35.5
Bharti Telecom/ Bharti Tele-Ventures							
- ordinary results		62	33	86.1	120	65	84.0
- exceptional items		-	-	-	3	-	nm
- reversal of deferred tax benefit		-	-	-	(19)	-	nm
		62	33	86.1	104	65	59.5
AIS		41	51	-19.7	94	108	-13.0
Globe Telecom							
- ordinary results		27	45	-40.7	62	82	-24.2
- exceptional items		-	-	-	5	-	nm
- deferred tax benefit		-	22	nm	-	22	nm
		27	67	-59.8	67	104	-35.0
PBTL		3	-	nm	3	-	nm
Regional mobile associates		**258**	**254**	**1.5**	**515**	**459**	**12.2**
Others		10	7	40.6	26	24	9.3
Group share of net profit (A)		**268**	**261**	**2.5**	**541**	**483**	**12.0**
(A) as % of Group underlying net profit		***35%***	***36%***		***36%***	***34%***	

SECTION IV : ASSOCIATES

Notes:

(1) The statutory accounts of the associates are prepared based on local GAAP. Where applicable, the accounting policies of these associates have been restated to ensure compliance with the Group's accounting policies.

(2) In May 2005, SingTel increased its equity interest in Bharti Telecom Limited ("**BTL**") from 26.96% to 32.81%, and its equity interest in Bharti Tele-Ventures Limited ("**Bharti**", an associated company of BTL) was diluted from 15.95% to 15.78% following Bharti's conversion of certain debentures into ordinary shares. With these capital changes, SingTel's total effective interest in Bharti was increased from 28.46% to 30.84% in June 2005. In the quarter, Bharti issued ordinary shares arising on conversion of certain USD denominated bonds which further diluted SingTel's interest in Bharti to 15.69%. Consequently, total effective interest decreased to 30.67% as at 30 September 2005.

(3) These associates have December financial year ends. SingTel equity accounted for share of results of these companies based on the financials for the period ended 30 June 2005. One-off transactions between 1 July 2005 and 30 September 2005 which are material are also accounted by the Group in the current quarter.

(4) In November 2004, SingTel increased its equity interest in Globe Telecom from 40.05% to 45.05% and in March 2005, this was diluted to 44.63% following a share buy back exercise. In the quarter, Globe issued ordinary shares upon the exercise of some employee stock options, which further diluted SingTel's interest to 44.61% as at 30 September 2005.

(5) In June 2005, SingTel purchased a 45% equity interest in PBTL and commenced equity accounting of its results from June 2005 quarter.

(6) These items relate to one-off GAAP and other adjustments of individually insignificant values relating to prior periods.

In the current quarter, the Group's share of pre-tax profit from its associates amounted to S$364 million, accounting for 35% (Q2 FY2004/05: 33%) of the Group's profit before exceptional items and tax.

Excluding exceptional items, the share of pre-tax profits of associates for the quarter increased by 16% or S$51 million. Bharti and Telkomsel continued to record strong improvements in revenue and profitability but growth at Globe and AIS slowed following keen competition in their respective markets.

The exceptional item in the quarter relates to the Group's share of an impairment charge for building recorded by TeleTech Park, a 40% owned associate.

On a post-tax basis, profits from associates grew at a lower 2.5% to S$268 million in the current quarter due to the one-off deferred tax benefit recorded by Globe in the last corresponding quarter (see page 56).

PT Telekomunikasi Selular ("Telkomsel")

Telkomsel is the leading operator of cellular telecommunications services in Indonesia with over 9,000 radio base stations providing nationwide coverage.

Contribution from Telkomsel has been impacted by the weaker Rupiah, which has depreciated 11% year on year, and 4% against the preceding quarter. Notwithstanding this impact, SingTel's share of Telkomsel's pre-tax profit for the quarter ended 30 September 2005 increased strongly by 22% to S$180 million as Telkomsel recorded rapid subscriber and revenue growth.

Telkomsel recorded 1.9 million in net new subscribers in the current quarter. With its superior coverage, strong brand and wide distribution, Telkomsel maintains its market leader position with a market share of 54%. Its total subscriber base of 23.5 million had increased 72% from 13.7 million a year ago, with 22.1 million prepaid and 1.4 million postpaid.

SECTION IV : ASSOCIATES

Bharti Tele-Ventures Ltd Group ("Bharti")

Bharti is India's leading private sector provider of telecommunications services, offering mobile, fixed-line, long distance, broadband and enterprise services. It is listed on the National Stock Exchange and the Stock Exchange, Mumbai and is the only mobile service provider with an "all India" presence that offers mobile services in all 23 licensed circles.

In the quarter ended 30 September 2005, Bharti signed up 1.8 million net new mobile subscribers, the highest quarterly addition ever, bringing the total mobile subscribers to 14.1 million. Including the 1 million fixed line users, the total subscribers at the end of the quarter was 15.1 million.

Bharti continued to be the market leader with 28% of the GSM market and 22% of the total wireless market as at 30 September 2005.

For the quarter ended 30 September 2005, SingTel's share of pre-tax ordinary profit from Bharti amounted to S$68 million, up 63% driven by improved operational performance as a result of more affordable handsets, wider coverage and introduction of lower value prepaid recharge voucher.

However, compared to the preceding quarter, the share of Bharti's ordinary profit rose only 2.7% as Bharti recorded finance losses, including translation losses, of its USD denominated borrowings and trade payables, as the Indian Rupee weakened in the quarter.

In September 2005, Bharti's corporate credit rating was raised from "BB" to "BB+" by Standard & Poor's Rating Services.

Advanced Info Service ("AIS")

AIS is the largest mobile communications operator in Thailand. As at 30 September 2005, it was also the second largest listed company on the Stock Exchange of Thailand in terms of market capitalisation.

The battle over market share in Thailand reached a peak in May 2005 when all the major operators, including AIS, offered aggressive price plans. Consequently, AIS' mobile service revenue in the quarter fell 6.2% year on year and 6.6% against the preceding quarter. This resulted in a decrease of 20% in SingTel's share of pre-tax profit for the quarter to S$59 million. Compared to the preceding quarter, the decline was 22% or S$17 million.

Although the promotional offerings ceased in June 2005, the low tariffs introduced under those plans expire only in December 2005. AIS regained its lead on share of prepaid net additions in July and August 2005. Prepaid APRUs stabilised in July and August after declining for three consecutive months.

AIS' subscriber base grew by 8.6% or 1.3 million from a year ago to 16.1 million as at 30 September 2005. It registered 1.8% increase or 278,000 new subscribers from a quarter ago. AIS continued to lead the market with approximately 56% market share as at 30 September 2005.

SECTION IV : ASSOCIATES

Globe Telecom, Inc ("Globe")

Globe is one of the largest mobile communications services providers in the Philippines and is listed on the Philippine Stock Exchange.

For the quarter under review, Globe's revenue fell 1.4% as ARPU deteriorated due to lower minutes of use. This, coupled with higher network and marketing expenses, resulted in SingTel's share of pre-tax profits decreasing by 14% to S$38 million. Compared to the preceding quarter, the decline in pre-tax ordinary profits was 7.3% or S$3 million.

Following the cessation of Globe's income tax holiday in March 2005, SingTel recorded a larger decline of 60% in share of post-tax profits for the quarter. The tax credit in the corresponding quarter last year arose from recognition of a deferred tax benefit in respect of tax losses and other temporary differences from Globe's acquisition of Innove in 2001.

As at 30 September 2005, Globe had 12.4 million mobile subscribers, an increase of 5.9% or 695,000 from a year ago. However, it registered a decline of 8.9% from 13.6 million a quarter ago due to the termination of its SIM swap programme in mid-May 2005.

Pacific Bangladesh Telecom Limited ("PBTL")

On 2 June 2005, SingTel invested US$118 million (S$204 million) in PBTL for a 45% shareholding.

As at 30 September 2005, PBTL is the fourth largest mobile communications services provider in Bangladesh with approximately 316,000 mobile subscribers and a market share of 4.5%. It is currently focusing on rolling out network coverage to serve the market.

SECTION IV : ASSOCIATES

PROFORMA INFORMATION

The following tables show unaudited proforma proportionate financial information which has been derived from the Income Statements of the Group prepared on a statutory basis and the proportionate share of operating revenue and EBITDA of its associates.

Proportionate presentation is not required by Singapore GAAP and is not intended to replace the financial statements prepared in accordance with Singapore GAAP. However, since associates in which the Group has an interest are not consolidated on a line by line basis, proportionate information is provided as supplemental data to facilitate a better appreciation of the relative contribution from the Group's operations in Australia, Singapore and other regional markets.

Proportionate operating revenue	Quarter 30 Sep 2005 S$m	Quarter 30 Sep 2004 S$m	YOY Chge %	Half Year 30 Sep 2005 S$m	Half Year 30 Sep 2004 S$m	YOY Chge %
Group operating revenue						
SingTel	1,057	994	6.4	2,052	1,995	2.9
Optus	2,244	2,125	5.6	4,464	4,147	7.7
	3,301	**3,120**	**5.8**	**6,516**	**6,141**	**6.1**
Proportionate share of operating revenue						
Regional mobile associates	873	746	17.0	1,733	1,467	18.1
Singapore associates	52	50	3.6	99	99	0.1
Other overseas' associates	77	55	40.0	144	120	20.3
	1,002	**851**	**17.7**	**1,976**	**1,686**	**17.2**
Enlarged revenue	**4,304**	**3,971**	**8.4**	**8,492**	**7,827**	**8.5**
% of overseas rev to Group revenue	***68%***	***68%***		***69%***	***68%***	
% of overseas rev to enlarged revenue	***74%***	***74%***		***75%***	***73%***	

Based on the Group's enlarged revenue, overseas revenue contribution was 74% for the quarter, unchanged from a year ago. For the half year, overseas revenue contribution was 75%, up 2 percentage points from a year ago.

SECTION IV : ASSOCIATES

Proportionate EBITDA (1)	Quarter 30 Sep 2005 S$ m	Quarter 30 Sep 2004 S$ m	YOY Chge %	Half Year 30 Sep 2005 S$ m	Half Year 30 Sep 2004 S$ m	YOY Chge %
Group Operational EBITDA						
SingTel	483	491	-1.6	959	1,006	-4.7
Optus	642	659	-2.5	1,301	1,273	2.1
	1,126	**1,150**	**-2.1**	**2,260**	**2,279**	**-0.9**
Proportionate share of EBITDA						
Regional mobile associates	532	458	16.0	1,058	894	18.3
Singapore associates	23	23	-0.9	43	47	-7.1
Other overseas' associates	40	26	54.8	73	59	22.9
	594	**507**	**17.2**	**1,174**	**1,000**	**17.4**
Compensation from IDA	**84**	**84**	**-**	**169**	**169**	**-**
Total proportionate EBITDA	**1,804**	**1,741**	**3.6**	**3,602**	**3,448**	**4.5**
EBITDA margin on enlarged revenue	***42%***	***44%***		***42%***	***44%***	
Overseas EBITDA as a % to total EBITDA	***67%***	***66%***		***67%***	***65%***	

Note:

(1) Proportionate EBITDA represents the Group's effective interests in the respective entities' EBITDA. As such, proportionate EBITDA does not represent EBITDA available to the Group.

The proportionate EBITDA increased by 3.6% to S$1.80 billion in the current quarter.

Overseas EBITDA contributed 67% to the Group's EBITDA for the quarter, up 1 percentage point.

Proportionate share of mobile subscribers (1)	Total Number 30 Sep 2005	Total Number 30 Jun 2005	Total Number 30 Sep 2004	Prorata Number 30 Sep 2005	Prorata Number 30 Jun 2005	Prorata Number 30 Sep 2004
(In 000s)						
SingTel Mobile	1,599	1,553	1,515	1,599	1,553	1,515
Optus	6,085	6,026	5,919	6,085	6,026	5,919
	7,684	**7,579**	**7,434**	**7,684**	**7,579**	**7,434**
Regional Mobile Associates						
- Telkomsel	23,483	21,548	13,692	8,219	7,542	4,792
- AIS	16,093	15,815	14,812	3,450	3,392	3,180
- Bharti Group	14,068	12,256	8,702	4,246	3,720	2,443
- Globe	12,409	13,627	11,714	5,536	6,082	4,691
- PBTL (2)	316	318	-	142	143	-
	66,369	**63,564**	**48,920**	**21,593**	**20,879**	**15,106**
Group	**74,053**	**71,143**	**56,354**	**29,277**	**28,458**	**22,540**

Notes:

(1) Proportionate share of mobile subscribers represents the number of mobile subscribers of an associate multiplied by SingTel's effective percentage ownership in the venture at the respective dates.

(2) The mobile subscriber figure for PBTL is shown from this quarter following SingTel's purchase in June 2005.

SECTION IV : ASSOCIATES

At over 23 million mobile subscribers, Telkomsel continues to be the regional mobile associate with the highest mobile subscriber base.

As at 30 September 2005, the Group's regional mobile subscriber base (including SingTel and Optus) rose 4.1% to 74 million, 2.9 million increase from a quarter ago. Year on year, it was up 31% or 18 million. On a proportionate share basis, the increase was 30% to 29 million subscribers.

CASH DIVIDENDS RECEIVED FROM ASSOCIATES [1]

Cash dividends from associates	Quarter 30 Sep 2005 S$ m	Quarter 30 Sep 2004 S$ m	YOY Chge %	Half Year 30 Sep 2005 S$ m	Half Year 30 Sep 2004 S$ m	YOY Chge %
Regional mobile associates						
Telkomsel [2]						
- final dividend FY2004	98	-	nm	198	-	nm
- final dividend FY2003 (partial receipt)	-	63	nm	-	63	nm
	98	63	56.0	198	63	215.9
AIS [3]						
- interim dividend FY2005 / FY2004	76	56	37.5	76	56	37.5
- final dividend FY2004 / FY2003	-	-	-	69	56	24.0
	76	56	37.5	146	111	30.7
Globe [4]						
- second semi-annual div FY2004 / FY2003	35	30	16.5	35	30	16.5
	209	**149**	**41.0**	**379**	**204**	**85.4**
SingPost	23	12	87.9	23	12	87.9
BSI	-	8	nm	10	12	-11.3
Others	3	1	180.0	3	4	-30.0
Total	**236**	**170**	**38.5**	**415**	**232**	**78.8**

Notes:

(1) The cash dividends received from overseas associates as stated here are before withholding tax payments.

(2) In May 2005, Telkomsel declared a dividend of 60% on net profit for FY2004, paid over June to August 2005 period. Last year, Telkomsel declared a dividend of 45% on net profit for FY2003, paid semi-annually in August and October 2004.

(3) Currently, AIS does not have a fixed dividend policy. The debt covenants which previously capped dividend payout at 70% had been removed after approval was obtained from AIS bondholders in September 2005. AIS can pay dividends at any payout ratio now provided it obtains at least an 'AA' rating from a credit rating agency approved by the Office of Securities and Exchange Commission of Thailand. The interim dividend paid in the current quarter represented about 93% of net profit for the first half year of FY2005. In the first half year of FY2004, the dividend payout was 63% of net profit.

(4) Globe's dividend policy is to distribute approximately 50% of prior year's net profit as dividend, payable semi-annually in March and September of each year.

In the quarter, Telkomsel made the remaining S$98 million payment in respect of the final dividend for financial year 2004.

SECTION IV : ASSOCIATES

KEY OPERATIONAL DATA

	Telkomsel	Bharti	AIS	Globe	PBTL
SingTel's investment:					
Year of initial investment	**2001**	**2000**	**1999**	**1993**	**2005**
Effective shareholding (%)	35.0%	30.67%	21.44%	44.61%	45.0%
Investment to date	S$1.93 bil	S$1.55 bil	S$870 mil	S$893 mil	S$204 mil
Closing market share price (1)	NA	INR 348.5	THB 108 (5) THB 108 (6)	PHP 745	NA
Market capitalisation					
- Total	NA	S$25.14 bil	S$13.13 bil	S$2.96 bil	NA
- SingTel holding	NA	S$7.71 bil	S$2.81 bil	S$1.32 bil	NA
Operational Performance :					
Mobile penetration rate (2)	20%	6.0%	45%	40%	5.0%
Market share (2)	54%	28%	56%	40%	4.5%
Market position (3)	#1	#1	#1	#2	#4
Mobile subs ('000)					
- Aggregate	23,483	14,068	16,093	12,409	316
- Proportionate	8,219	4,246	3,450	5,536	142
Growth in mobile subs (%) (4)	72%	62%	8.6%	5.9%	35%
Credit ratings					
- Sovereign (Moody's/ S&P's)	B2/B+	Baa3/BB+	Baa1/BBB+	B1/BB-	NA
- Company (Moody's/ S&P's)	NA/BB-	NA/BB+	NA/BBB+	Ba2/BB-	NA

Notes:

(1) Based on closing market price on 30 September 2005, in local currency.

(2) Based on latest data available as at 30 September 2005, except for Globe, which is based on data as at 30 June 2005. For Bharti, it is based on GSM cellular subscribers only. If based on total number of mobile subscribers (GSM and CDMA), Bharti's market share would be 21.8%.

(3) Based on number of mobile subscribers. For Bharti, it is based on number of GSM cellular subscribers only. Bharti is also ranked first based on total number of mobile subscribers.

(4) Compared against 30 September 2004.

(5) Based on local market price quoted on the Stock Exchange of Thailand.

(6) Based on foreign market price quoted on the Stock Exchange of Thailand.

Please refer to **Appendix 2** for the currency rate movements of the major associates.

SECTION V : GLOSSARY

"ACCC"	Australian Competition And Consumer Commission.
"ARPU"	Average revenue per user.
"Associate"	Associated or joint venture company.
"ATM"	Asynchronous Transfer Mode, a transfer mode in which voice, data and video signals are organised into cells for transmission.
"C2C"	C2C Pte Ltd and its subsidiary companies, of which SingTel has an effective equity interest of 59.5%.
"Churn"	The transfer of a customer's telecommunications service from one provider to another.
"DEL"	Direct exchange lines, which are telephone lines connected directly to a telephone switch.
"DSL"	Digital subscriber line.
"EBIT"	Earnings before interest and tax.
"EBITDA"	Earnings before interest, tax, depreciation and amortisation.
"FRS"	Financial Reporting Standard.
"HFC"	Hybrid fibre coaxial cable, a system that has the potential to deliver voice, video and data via fibre optic cable for long haul transmission and via coaxial cable for short haul transmission.
"MMS"	Multimedia messaging service.
"NA"	Not applicable.
"NCS"	NCS Pte Ltd, SingTel wholly owned subsidiary, and its subsidiary companies.
"NM"	Not meaningful.
"Optus"	SingTel Optus Pty Limited, a SingTel wholly owned subsidiary, and its subsidiary companies.
"QTD"	Quarter-to-date.
"Reef"	Reef Networks Pty Ltd, a wholly owned subsidiary of Optus.
"SMS"	Short Message Service.
"SIM"	Subscriber Identity Module.
"SingTel"	Unless expressly stated, the term refers to SingTel Group excluding Optus.
"ULL"	Unbundled Local Loop.
"Underlying net profit"	Defined as net profit before exceptionals and exchange differences on loan to Optus, net of hedging.

CONSOLIDATED BALANCE SHEETS

	As at		
	30 Sep 2005 (Unaudited) S$ million	30 Jun 2005 (Unaudited) S$ million	31 Mar 2005 (Audited) S$ million
Current assets			
Cash and cash equivalents	2,000	3,060	3,303
Available-for-sale financial assets	5	5	5
Other financial assets at fair value through profit or loss	989	944	935
Trade and other debtors	2,152	2,175	1,984
Inventories	236	217	189
	5,382	6,402	6,417
Non-current assets			
Property, plant and equipment (net)	11,506	11,558	11,664
Goodwill on consolidation	9,509	9,519	9,515
Intangibles	638	597	598
Associated companies	4,831	4,974	4,286
Joint venture companies	1,409	1,212	1,191
Available-for-sale financial assets	109	103	39
Derivative financial instruments	323	274	313
Deferred tax assets	1,133	1,179	1,223
Other non-current assets	85	83	91
	29,542	29,499	28,917
Total assets	34,924	35,901	35,333
Current liabilities			
Trade and other creditors	3,418	3,210	3,456
Provisions	18	17	18
Derivative financial instruments	52	2	-
Current tax liabilities	357	433	376
Borrowings (unsecured)	1,432	902	963
Borrowings (secured)	1,207	1,196	1,164
	6,484	5,759	5,977
Non-current liabilities			
Derivative financial instruments	483	462	696
Borrowings (unsecured)	7,196	7,952	7,339
Borrowings (secured)	66	70	71
Deferred tax liabilities	411	420	425
Deferred income	193	284	374
Advance billings	1,010	1,028	1,036
Other non-current liabilities	138	139	134
	9,497	10,354	10,074
Total liabilities	15,981	16,113	16,051
Net assets	18,943	19,788	19,283
Share capital and reserves			
Share capital	2,503	2,498	2,496
Translation reserve	590	714	782
Other reserves	15,840	16,565	15,993
Interests of shareholders of the Company	18,933	19,777	19,271
Minority interests	10	11	12
Total equity	18,943	19,788	19,283

Certain comparatives have been reclassified to conform with current period's presentation.

CURRENCY RISK MANAGEMENT & OTHER MATTERS

The Group maintains a policy of hedging all foreign currency exposures related to commercial commitments or transactions. These commitments or transactions include payment of operating expenses, traffic settlement, capital expenditure, interest and debt. Translation risks of foreign currency EBITDA and net investments are not hedged unless specifically approved by the Board.

Financial instruments such as foreign currency forward contracts, cross currency swaps and options are used only to hedge underlying commercial exposures and are not held or sold for speculative purposes. All hedging transactions are reviewed regularly.

To minimise the adverse impact of foreign exchange movements on the Group's financial position, the Group determines the appropriate debt currency mix by matching it to the currency mix of the Group's underlying cash flows.

Debt Currency Mix	As at 30 Sep 2005	As at 30 Jun 2005	As at 31 Mar 2005
SGD	51%	50%	51%
AUD	38%	39%	39%
USD	11%	11%	10%
Total	**100%**	**100%**	**100%**

The debt currency mix is constantly being reviewed and aligned with the Group's cash flows.

CREDIT RATINGS

As at 30 Sep 2005	SingTel	Optus
Standard & Poor's	A+ (stable)	A+ (stable)
Moody's Investors Service	Aa2 (stable)	Aa3 (stable)

MAJOR CURRENCY AVERAGE EXCHANGE RATES

1 Australian dollar buys:	Q1	Q2	Q3	Q4	H1	H2	Full Year
Derived weighted average exchange rate [1] for:							
Operating revenue							
SGD							
FY05/06	1.2747	1.2731			1.2739		
FY04/05	1.2162	1.2116	1.2545	1.2713	1.2138	1.2628	1.2386
Change (last corresponding period)	*4.8%*	*5.1%*			*5.0%*		
Underlying net profit							
SGD							
FY05/06	1.2748	1.2743			1.2746		
FY04/05	1.2144	1.2105	1.2537	1.2698	1.2124	1.2617	1.2378
Change (last corresponding period)	*5.0%*	*5.3%*			*5.1%*		

Note:

(1) The monthly income statement of Optus is translated from Australian dollar to Singapore dollar based on the average exchange rate for the month. These rates represent the derived weighted average exchange rates for the Australian dollar for the period to date.

1 Singapore dollar buys:	Q1	Q2	Q3	Q4	H1	H2	Full Year
Rupiah							
FY 05/06	5,747	5,960			5,856		
FY 04/05	5,291	5,348	5,495	5,682	5,323	5,584	5,462
Change (last corresponding period)	*8.6%*	*11.4%*			*10.0%*		
Baht							
FY 05/06	24.2	24.6			24.4		
FY 04/05	23.6	24.2	24.3	23.6	23.9	23.9	23.9
Change (last corresponding period)	*2.5%*	*1.7%*			*2.1%*		
Peso							
FY 05/06	33.0	33.4			33.2		
FY 04/05	32.9	32.8	34.0	33.5	33.0	33.7	33.3
Change (last corresponding period)	*0.3%*	*1.8%*			*0.6%*		
Rupee							
FY 05/06	26.3	26.1			26.2		
FY 04/05	26.3	27.0	27.1	26.7	26.7	26.9	26.8
Change (last corresponding period)	**	*-3.3%*			*-1.9%*		

C2C PTE LTD - KEY INFORMATION

Background

C2C Pte Ltd ("C2C"), a 59.5% owned subsidiary of SingTel, is a provider of undersea fibre optic network services, managing Asia's largest submarine cable network with a design capacity of 7.68 Terabits. The C2C network consists of a 17,000 km intra-Asian undersea cable ring connecting Japan, South Korea, China, Taiwan, Hong Kong, Philippines and Singapore, and a trans-Pacific ring network between Japan and USA.

Activation of traffic on the intra-Asian and trans-Pacific networks commenced in January 2002 and December 2003 respectively.

C2C, like most of its industry peers, continues to operate under an extremely challenging operating environment.

Debt Restructuring

On 12 January 2004, SingTel announced that SingTel and C2C have reached agreement-in-principle with C2C's banking syndicate lenders ("**Lenders**") regarding the consensual restructuring of C2C's senior secured credit facility.

Since the date the agreement-in-principle was reached, there has been a material change to the composition of the Lenders. It is expected that the terms of the restructuring to be agreed with the new Lenders will be significantly different from the earlier agreement-in-principle reached in January 2004.

The new Lenders have appointed receivers and managers over all the shares of (and not over the assets or business of) C2C pursuant to a Security Over Shares Agreement executed by C2C Holdings Pte Ltd (the holding company of C2C) in favour of Citicorp Investment Bank (Singapore) Limited, as security agent for the Lenders. The receivers and managers have stated that their appointment has been made to assist discussions for a consensual restructuring of the C2C Group.

On 17 October 2005, SingTel further announced that the receivers and managers have initiated an auction of all the issued shares of C2C by placing advertisements in the press. Notwithstanding the foregoing, there has been no change to the board of directors or management of C2C. Negotiations between the parties for the consensual restructuring of the debt continue to be undertaken by advisors of the respective parties.

Financials

As at 30 September 2005, the net book values of assets of C2C consolidated in the Group's balance sheet were as follows:

Cash and bank balances – **US$ 3.3 million** (S$ 5.5 million) (fixed charge)
Property, plant and equipment – **US$ 865.1 million** (S$ 1,463.0 million) (assignment/fixed charge)
Other assets – **US$ 51.5 million** (S$ 87.0 million) (assignment/ fixed/floating charge)

As at 30 September 2005, C2C had an outstanding balance of **US$ 651.4 million** (including interest capitalised) under the secured financing facility from the Lenders classified as current liabilities in the balance sheet.

C2C PTE LTD – KEY INFORMATION (continued)

Summary Income Statements[1]	Quarter		YOY Chge	Half Year		YOY Chge
	30 Sep 2005 US$ m	30 Sep 2004 US$ m	%	30 Sep 2005 US$ m	30 Sep 2004 US$ m	%
Operating revenue	15	15	3.4	31	30	3.7
Operational EBITDA	7	4	83.8	13	10	27.0
Depreciation	(19)	(19)	0.5	(38)	(39)	-1.3
EBIT	(12)	(15)	-19.5	(26)	(29)	-11.1
Net finance expense	(13)	(7)	78.9	(22)	(14)	54.5
Net loss	**(25)**	**(23)**	**11.6**	**(48)**	**(43)**	**10.7**

Note:
(1) After elimination within C2C group of companies.

C2C continued to incur a loss this quarter.

The results of operations and financial condition of the C2C Group as at 30 September 2005 have been prepared on the basis that C2C is a going concern.

As SingTel continues to hold C2C shares and has control over its operations, C2C continues to be consolidated as a subsidiary company in the SingTel Group's books with a negative carrying value in SingTel's consolidated accounts as at 30 September 2005 of approximately S$570 million.

OPTUS FINANCIALS IN SINGAPORE DOLLARS

The Optus' contribution to the Group summary income statements (in Singapore dollars) -

	Quarter 30 Sep		YOY Chge	Half Year 30 Sep		YOY Chge
	2005 S$ m	2004 S$ m	%	2005 S$ m	2004 S$ m	%
Operating revenue	**2,244**	**2,125**	**5.6**	**4,464**	**4,147**	**7.7**
Operating expenses	(1,609)	(1,475)	9.0	(3,178)	(2,894)	9.8
Other income	7	9	-23.3	15	21	-29.6
Operational EBITDA	**642**	**659**	**-2.5**	**1,301**	**1,273**	**2.1**
- EBITDA margin	***28.6%***	***31.0%***		***29.1%***	***30.7%***	
Share of results of joint ventures	1	(1)	nm	5	2	173.7
EBITDA	**643**	**657**	**-2.1**	**1,306**	**1,275**	**2.4**
Depreciation & amortisation	(327)	(312)	4.8	(664)	(612)	8.6
EBIT	**316**	**345**	**-8.4**	**641**	**664**	**-3.4**
Net finance expense	(45)	(58)	-21.7	(96)	(117)	-17.6
Profit before tax	**271**	**287**	**-5.7**	**545**	**547**	**-0.3**
Taxation	(79)	(89)	-11.3	(163)	(166)	-1.8
Net profit	**191**	**198**	**-3.2**	**383**	**381**	**0.3**

Note:
The monthly Income statement of Optus was translated from Australian dollar to Singapore dollar based on the average exchange rate for the month. The derived weighted average exchange rates on translation of Optus income statement is shown in **Appendix 2**.

OPTUS FINANCIALS IN SINGAPORE DOLLARS

The Optus' contribution to the Group operating revenue by product (in Singapore dollars) -

	Quarter 30 Sep		YOY	Half Year 30 Sep		YOY
	2005 S$ m	2004 S$ m	Chge %	2005 S$ m	2004 S$ m	Chge %
Operating revenue by product:						
Mobile communications	1,067	1,007	5.9	2,093	1,990	5.2
National telephone	512	525	-2.5	1,026	1,044	-1.7
Data & Internet	326	291	12.0	648	550	17.8
Sale of equipment	161	136	18.5	332	239	39.0
International telephone	77	79	-2.5	164	158	4.1
Cable television	37	41	-9.7	77	83	-8.2
IT & engineering services	47	37	27.8	92	67	38.6
Others	17	9	88.9	32	17	85.9
Total	**2,244**	**2,125**	**5.6**	**4,464**	**4,147**	**7.7**

The Optus' contribution to certain Group balance sheet items:

	As at		
	30 Sep 2005 S$ m	30 Jun 2005 S$ m	31 Mar 2005 S$ m
Property, plant and equipment (net)	**7,262**	**7,207**	**7,209**
Gross debt [(1)]			
Current debt	423	502	565
Non-current debt	2,285	2,325	2,150
Gross debt as reported in balance sheet	2,707	2,827	2,715
Related net hedging liability	175	196	239
	2,882	3,022	2,954
Less: cash and bank balances	(198)	(247)	(180)
Net debt [(1)]	**2,685**	**2,775**	**2,774**
	A$ m	A$ m	A$ m
Property, plant and equipment (net)	**5,651**	**5,616**	**5,650**
Gross debt [(1)]			
Current debt	329	392	443
Non-current debt	1,778	1,811	1,685
Gross debt as reported in balance sheet	2,107	2,203	2,128
Related net hedging liability	137	152	187
	2,243	2,355	2,315
Less: cash and bank balances	(154)	(193)	(141)
Net debt [(1)]	**2,089**	**2,162**	**2,174**

Note:

(1) Excludes borrowing from SingTel.

Lorinda Leung

From: Lim Li Ching
Sent: Thursday, November 10, 2005 6:36 AM
To: Lorinda Leung; Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

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Subject: SGX Corporate Announcements :: MISCELLANEOUS
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Announcement details :-

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Announcement Title :: MISCELLANEOUS
Announcement No. :: 00007
Submission Date & Time :: 10-Nov-2005 06:35:46
Broadcast Date & Time :: 10-Nov-2005 06:36:18
Company Name :: SINGTEL
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>> CLICK HERE for the full announcement deta! ils.

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Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 10/11/2005

TIME: 09:48:09

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

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FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

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Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	10-Nov-2005 06:37:43
Announcement No.	00008

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SingTel Group's Results for the Second Quarter and Half Year Ended 30 September 2005 - Financial Results Presentation
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Attachments:	2ndqtr-slides.pdf Total size = **899K** (2048K size limit recommended)

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Financial results presentation

Q2 FY06: quarter ended 30th September 2005

10th November 2005

SingTel

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

“S$” means Singapore dollars and "A$" means Australian dollars unless otherwise indicated.

SingTel

Asia Pacific's Best Communications Group



Lee Hsien Yang

President & Chief Executive Officer

SingTel

Group Q2 FY06: underlying[1] NPAT S$755m

➢ NPAT up 6% to S$809m

Group performance	Underlying[1] earnings growth	3%	Underlying[1] EPS growth	9%
SingTel – cash flow engine	**Operating revenue**	6%	**Free cash flow[2]**	S$446m
Optus – investing for growth	**Revenue[3]**	Stable	**EBITDA margin**	29%
Regional mobile – earnings driver	**Customers up**	36%	**Earnings up[4]**	13%

1. Excluding exceptionals and FX on interco loan, net of hedging
2. Operating cash less cash capex
3. In A$ terms
4. Before tax and exceptionals

SingTel

Diversified earnings base

Proportionate EBITDA outside Singapore — **67%**


2% Others
Australia
36%
29%
Regional Mobile
Singapore

Significant developments

- **Highest quarterly mobile net adds in Singapore** — 46K
  - since Mar 02
- **Optus b-band ULL rollout** — 2.9m homes
  - 340 exchanges by Mar 07
- **Optus 3G launch in Sydney & Melbourne** — Late '05
- **Associate capital structure optimised** — AIS SingPost

SingTel

Group Q2 FY06: underlying NPAT up 3%

➢ driven by strong associates earnings growth

Statutory results S$m	3 months to Sep 05	3 months to Sep 04	% increase/ (decrease)
Operating revenue	3,301	3,120	6%
Operational EBITDA	1,126	1,150	(2%)
Operational EBITDA margin	34.1%	36.9%	nm
Associates - excluding EI	371	320	16%
EBITDA[1]	1,573	1,554	1%
NPAT	809	766	6%
NPAT – underlying[2]	755	735	3%
Earnings per share – underlying[2]	4.53 cents	4.16 cents	9%

1. Operational EBITDA+IDA compensation+share of results of associates
2. Excluding exceptionals and FX on interco loan, net of hedging

SingTel

SingTel


SingTel




hello!
SingTel



SingTel

SingTel Q2 FY06: revenue up 6%

➢ margins impacted by revenue mix

Statutory results S$m	3 months to Sep 05	3 months to Sep 04	% change
Operating revenue	1,057	994	6.4%
- SingTel ex NCS (telecoms)	891	855	4.2%
- NCS (IT business)	167	139	19.7%
Operating expenses	590	509	15.8%
Operational EBITDA	483	491	(1.6%)
Operational EBITDA margin	45.7%	49.4%	
- SingTel ex NCS (telecoms)	52.5%	55.4%	
- NCS (IT business)	9.4%	12.8%	

SingTel

SingTel Q2FY06: data and mobile improving

Data and Internet	↑ 5%	**Mobile revenue**	↑ 4%
Broadband revenue	↑ 10%	**Total customers 1.6m** ▪ **3G base more than 30K**	↑ 6%
Managed services revenue	↑ 19%	**Postpaid subs**[1]	↑ 17K
Local leased circuit revenue	↑ 2%	**Postpaid churn** 1.0% / **Data as % ARPU** 22%	
ILC revenue	↓ 10%	**Prepaid subs**[1]	↑ 30K

1. vs June 05

SingTel

SingTel Q2 FY06: international and national telephone

International telephone ↓ 9%

Outgoing minutes[1] ↓ 5%

Outpayment costs ↑ 9%

Gross margin 66%

National tel revenue down ↓ 7%

➢ **driven by broadband migration**


National tel revenues S$m
133
133
128
125
125
124
Q1 FY05
Q2 FY05
Q3 FY05
Q4 FY05
Q1 FY06
Q2 FY06

DEL market share 99%

- **Primary lines stable**
- **Res 2nd line down from 16% to 14%[2]**

1. Excluding Malaysia
2. As a percentage of total residential DEL lines

SingTel

SingTel: Q2 FY06 costs and cashflow

Operating costs ↑ 16%

Staff costs ↑ 6%

Cost of sales ↑ 63%
- higher IT business & equipment revenue

Selling & admin expenses ↑ 4%
- include higher property rentals

Traffic expenses ↑ 9%

Free cash flow[1] S$446m

S$m	Q2 FY06	Q2 FY05
Op. cash before interest	560	440
Cash capex	(113)	(126)
Free cash flow[1]	**446**	**314**
Free cash flow[1] - excl dividends	*210*	*144*
Cash capex as % revenue	11%	13%

1. Operating cash less cash capex

SingTel

Optus




'yes'
OPTUS





SingTel

Optus Q2 FY06

➢ impacted by strategic initiatives and price competition

A$m	3 mths to Sep 05	3 mths to Sep 04	% change
Operating revenue	1,763	1,754	0.5%
Operating expenses	1,264	1,217	3.8%
Operational EBITDA	504	544	(7.3%)
Op EBITDA margin	28.6%	31.0%	nm
NPAT	150	163	(8.1%)
Free cash flow	242	291	(17%)
Cash capex	229	182	25%
Cash capex:revenue	13%	10%	nm

SingTel

Optus Mobile Q2 FY06: revenue growth 3%

➢ EBITDA margin down from 39% to 37%

Service revenue growth ↑ 1%


Mobile revenue A$m
954
112
656
186
Q2 FY05
3%
979
127
649
203
Q2 FY06
Equip
13%
Outgoing
1%
Incoming
9%

Key trends

Business revenue growth ↑ 7%

Data as % of ARPU 18%

Subscriber growth ↑ 3%
- Q2 net adds 59K

Postpaid churn stable[1] 1.5%
- SAC $ spend stable [1]

1. vs Q1 FY06

SingTel

Mobile: capped plans impact postpaid ARPU

➢ 34% of gross adds choose caps in Q2 – up from 24% in Q1[1]

Caps and lower termination rates dilute postpaid ARPU ▼ 3%


0% caps
10% caps
-3%
Postpaid mobile ARPU (A$)
70.7
68.5
MoU²
7%
Rev/ min
12%
Q2 FY05
Q2 FY06

Caps increase MoU[2] ▲ 7%

- **drives traffic expenses**


0% caps
10% caps
+7%
Postpaid mobile MoU²
129
139
Q2 FY05
Q2 FY06

[1] percentage of gross adds and recontracts choosing capped plans

[2] outgoing minutes of use per subscriber per month

SingTel

Optus Business & Wholesale: revenue declines 4%

➢ EBITDA margin down from 27% to 24%

OB revenues — Stable

Voice
- **A$114m**

Minutes ↑ 1% · Revenue ↓ 4%

Data & IP rev
- **A$99m**

↓ 2%

Satellite revenue
- **A$56m**

↑ 4%

Managed services
- **A$31m**

↑ 15%

Wholesale completes low margin transit business — ↓ 13%



OW revenue (A$m)
Transit business
132
112
112
124
114
Q2 FY05
Q3 FY05
Q4 FY05
Q1 FY06
Q2 FY06

SingTel

Optus Consumer: broadband growth continues

➢ overall revenue flat – broadband growth offset by weakness in traditional products

Broadband revenues up 57%



Broadband customers '000s
52
56
63
51
52
196
162
262
244
DSL
Cable modem
Q1 FY05
Q2 FY05
Q3 FY05
Q4 FY05
Q1 FY06
Q2 FY06

Voice revenue 3% (down)
- 72% of Consumer revenue

Offnet local voice customers 7% (up)

Dial up revenue 25% (down) **TV revenue** 14% (down)

EBITDA margin 12%

"On net" coverage plan 60% homes
- HFC & ULL by Mar 07

SingTel

Associates and joint ventures



Pacific Bangladesh Telecom
bharti
Singapore POST
AIS
GLOBE
TELKOMSEL

SingTel

Associates Q2 FY06: NPAT S$268m

Regional mobile pre-tax earnings[1]
- **Q2 FY06 vs Q2 FY05**

13% ↑

Associates PBT S$m	Q2 FY06	Q2 FY05	%
Regional Mobile	347	307	13%
SingPost	12	12	2%
Others	12	1	nm
Ordinary results	**371**	**320**	**16%**
Exceptional results	(7)	-	nm
Total	**364**	**320**	**14%**

Regional mobile dividends
- **H1 FY06 vs H1 FY05**

85% ↑



Assoc dividends (S$m)
232
415
Others
Globe
AIS
Telkomsel
H1 FY05[2]
H1 FY06[2]

1. Excluding exceptional items
2. In 2004, Telkomsel dividends were paid in August and October. In 2005, dividends were paid between June and August.

SingTel

Aggregate mobile customer base: up 31% to 74m

➢ growth driven by India and Indonesia

Largest base outside China


Aggregate subs (m)[1]
9
18
19
50
74
124
235
Telstra
Telenor 2
SKT
NTT DoCoMo
SingTel Grp
China Unicom
China Mobile

Q2 regional mobile earnings[3]

13%

PBT S$m	3 mths to Sep 05[3]	% change[3] (S$)	% change[3] (local curr)
Telkomsel	180	22%	36%
Bharti	68	63%	57%
AIS[4]	59	(20%)	(19%)
Globe[4]	38	(14%)	(13%)
PBTL	3	NA	NA
Total	**347**	**13%**	**(7%)**

1. Mobile subscriber numbers as at Sep 05 (Telstra number as at Jun 05)
2. Telenor numbers only reflect Asian subscribers
3. Excluding exceptional items – compared to 3 months to Sep 04
4. SingTel accounts for AIS and Globe Jun 05 quarter results in these results

SingTel

Cash flow, balance sheet & summary



Group Q2 FY06: free cash flow S$755m[1]

Group free cashflow[1]

13%


Group free cashflow[1] S$m
667
353
170
755
309
236
Optus
Associate dividends
SingTel
Q2 FY05
Q2 FY06

Net debt up in Q2

S$865m

S$m	Q2 FY06	Q2 FY05
Group free cash flow[1]	755	667
Interest payment	(95)	(95)
Capital reduction/dividend	(1,734)	(3,925)
Others	209	(92)
Net debt increase	**(865)**	**(3,445)**

1. Operating cash less cash capex

SingTel

SingTel retains significant flexibility for further investments

Net debt

S$8.1bn


Bharti/PBTL investments & FRS39
Property proceeds & Globe buyback
FY04 dividend & cap redn
Belgacom proceeds
FY05 div
Net debt (S$bn)
7.1
4.3
7.7
7.6
6.6
7.2
8.1
Mar-04 Jun-04 Sep-04 Dec-04 Mar-05 Jun-05 Sep-05

Financial flexibility

Net gearing	30%
Net debt:EBITDA	1.3x
EBITDA:net interest expense	15x
Moody's rating	Aa2
S&P's rating	A+

SingTel

Outlook

SingTel: cash flow engine

➢ FY06 target: free cash flow[1] comparable to S$1.5bn generated in FY05

Strategies	FY06 Targets	H1
Defend home market	**FY06 revenue - roughly the same as FY05** ▪ growth in data and IT offsetting fixed voice declines	up 3%
Retain strong cost disciplines	**Maintain telecoms[2] margin above 50%**	53%
Rev mix to dilute overall margin	**Operational EBITDA margin mid to high 40% levels**	47%
Focus on cash flow	**Capex: revenue at low double digit levels**	9%

1. Operating cash less cash capex
2. SingTel ex NCS

SingTel

Optus: challenger focused on scale and returns

➢ defend mobile share – grow fixed share – despite fierce price competition

Strategies	FY06 Targets	H1
Optus targets to exceed overall market growth	**Revenue growth to moderate** ▪ FY05 revenue growth 9% ex C1	up 3 %
Market conditions more competitive than anticipated	**EBITDA margin to decline while remaining above 28%**	29%
Invest in new mobile and fixed line broadband networks	**Control capex within A$1.1bn** ▪ FY05 A$0.8bn	A$486m
Generate cash flow surplus	**FCF[1] surplus expected to be < A$1bn** ▪ FY05 FCF[1] A$1.2bn	A$386m

1. Operating cash less cash capex

SingTel

SingTel: blue chip growth stock

➢ medium term objective – double digit earnings growth

Strategies	FY06 Targets	H1
Benefit from international investments	Double digit growth in regional mobile earnings contribution[1]	21 %
Maintain strong investment grade credit ratings	Maximum leverage: ▪ net debt: EBITDA 2.0x	1.3x
Dividend payout	Pay out 40-50% of underlying profits	NA
Achieve optimum capital structure	Board will review alternative strategies to achieve optimum capital structure	NA

1. Before tax and exceptionals

SingTel

SingTel – blue chip growth stock


SingTel
"cashflow engine"
'yes' OPTUS
"investing for growth"
Regional mobile
"strong and profitable growth"


Strong free cash flow[1]
S$755m
Underlying EPS growth[2]
9%

1. Operating cash less cash capex
2. Excluding exceptionals and FX on interco loan, net of hedging

SingTel

SingTel

Asia Pacific's Best Communications Group


yes' OPTUS

www.singtel.com

Lorinda Leung

From: Lim Li Ching
Sent: Thursday, November 10, 2005 6:38 AM
To: Lorinda Leung; Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%
SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, November 10, 2005 6:37:43 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
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Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00008
Submission Date & Time :: 10-Nov-2005 06:37:10
Broadcast Date & Time :: 10-Nov-2005 06:37:43
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement deta! ils.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 10/11/2005

TIME: 09:49:08

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Financial Results Presentation for 2nd Quarter & Half Year

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

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In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

SEC File No: 82-3622

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	08-Nov-2005 12:32:22
Announcement No.	00023

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release - SingTel's regional mobile subscriber base exceeds 74 million
Description	Attached is the news release made by Singapore Telecommunications Limited on the above.
Attachments:	NR-8Nov05.pdf Total size = **132K** (2048K size limit recommended)

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SingTel

News Release

SingTel's regional mobile subscriber base exceeds 74 million

Year-on-year growth of 31 per cent

Singapore, 8 November 2005 -- Singapore Telecommunications Limited (SingTel) today announced that its aggregate number of mobile subscribers in the region has exceeded 74 million.

As at 30 September 2005, SingTel and its associates had 74.05 million customers. This is the largest mobile customer base in Asia outside of China, which grew 31 per cent from 56 million a year ago.

On a proportionate basis, SingTel's subscriber base in the seven markets – Australia, Bangladesh, India, Indonesia, the Philippines, Singapore and Thailand – increased 30 per cent from a year ago to about 29 million.

On a year-on-year basis, SingTel's four Asian mobile associates – Advanced Info Service, Bharti, Globe and Telkomsel – posted strong subscriber growth, ranging from 6 to 72 per cent.

Bharti and Telkomsel continue to enjoy very strong market growth. Collectively, their customer base increased almost 68 per cent from a year ago. Globe's subscriber base grew 6 per cent year on year but declined 8.9 per cent from the previous quarter following disconnections upon the termination of its SIM-swap programme in mid-May this year.

SingTel Optus acquired 59,000 customers during the quarter, expanding its mobile customer base to 6.08 million. The growth was achieved despite intense competition in the Australian mobile market.

In Singapore, SingTel increased its subscriber base to 1.6 million customers in a highly saturated mobile market with almost 99 per cent penetration. During the quarter, SingTel registered a net increase of almost 47,000 customers, the highest quarterly net additions since March 2002.

Prepaid mobile subscribers increased nearly 30,000 while postpaid mobile subscribers grew around 17,000. This encouraging performance reflects the good response to SingTel's new price offerings, which include the prepaid initiatives such as free incoming calls. There were over 30,000 3G customers as of end September this year.

More details of the market and financial performance of the seven mobile operations will be available when SingTel announces its results for the quarter and half year ended 30 September 2005 on 10 November 2005.

SingTel

At a glance

	Aggregate Subscriber Base (million)			SingTel's Proportionate Subscriber Base (million)		
	Sep 05	Jun 05	Sep 04	Sep 05	Jun 05	Sep 04
Optus	6.08	6.03	5.92	6.08	6.03	5.92
SingTel	1.60	1.55	1.52	1.60	1.55	1.52
SingTel's regional associates	66.37	63.56	48.92	21.59	20.88	15.11
Total	**74.05**	**71.14**	**56.35**	**29.28**	**28.46**	**22.54**

About SingTel

SingTel, Asia's leading communications group, is reaping the benefits of an international expansion strategy which has been successfully developed over the last 15 years. With significant operations in Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

SingTel Optus is a leading Australian integrated communications company. Since commencing operations in 1992, Optus has invested more than A$7 billion in the construction of fixed, mobile and satellite networks. Optus' mobile business unit has captured around one third of the total Australian GSM mobile market.

SingTel is also a strategic investor in four of the region's most successful mobile operations. It has a 21.44 per cent stake in Advanced Info Service (AIS), Thailand's largest mobile operator. In India, the Group has a 30.67 per cent effective interest in Bharti Tele-Ventures, the country's largest GSM operator. One of SingTel's earliest investments in the region is Globe Telecom in the Philippines. Today, it has a 44.61 per cent stake in the company. SingTel has a 35.0 per cent stake in Indonesia's largest mobile operator, Telkomsel. Recently, SingTel purchased a 45.0 per cent equity stake in Pacific Bangladesh Telecom Limited (PBTL).

The SingTel Group had a turnover of S$12.62 billion (US$7.65 billion) and net profit after tax of S$3.27 billion (US$1.98 billion) for the year ended 31 March 2005. For the year, AIS, Bharti, Globe and Telkomsel contributed S$1.19 billion in pre-tax earnings (excluding exceptional items) to the Group. The four associates also contributed S$303 million in dividends for the year. More information can be found @ www.singtel.com.

Jennifer Lim (secretariat)

From: Lim Li Ching
Sent: Tuesday, November 08, 2005 12:32 PM
To: Lorinda Leung; Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, November 08, 2005 12:32:22 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
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Announcement details :-

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Announcement Title :: MISCELLANEOUS
Announcement No. :: 00023
Submission Date & Time :: 08-Nov-2005 12:31:40
Broadcast Date & Time :: 08-Nov-2005 12:32:22
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement deta! ils.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 08/11/2005

TIME: 15:47:07

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTel regional mobile subscriber base exceeds 74 mil

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Jennifer Lim (secretariat)

From: ASX.Online@asx.com.au
Sent: Tuesday, November 08, 2005 12:47 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

280113.pdf (180 KB)

ASX confirms the release to the market of Doc ID: 280113 as follows: Release Time: 08-Nov-2005 15:47:01 ASX Code: SGT File Name: 280113.pdf Your Announcement Title: NR - SingTel regional mobile subscriber base exceeds 74 mil

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-Nov-2005 17:06:08
Announcement No.	00033

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Off-market bid by Optus Networks Pty Limited to acquire all ordinary shares in Alphawest Limited
Description	Attached is the announcement released to the Australian Stock Exchange by Optus Networks Pty Limited, a wholly owned subsidiary in the SingTel group, pursuant to ASX Listing Rule 3.3, in relation to its off-market bid for all the ordinary shares in Alphawest Limited.
Attachments:	Ann-R3.3-Alphawest.pdf Total size = **43K** (2048K size limit recommended)

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MinterEllison
LAWYERS

4 November 2005

AURORA PLACE 88 PHILLIP STREET SYDNEY
GPO BOX 521 SYDNEY NSW 2001 AUSTRALIA
DX 117 SYDNEY www.minterellison.com
TELEPHONE +61 2 9921 8888 FACSIMILE +61 2 9921 8123

FOR IMMEDIATE RELEASE

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Off-market bid by Optus Networks Pty Limited to acquire all ordinary shares in Alphawest Limited

We act for Optus Networks Pty Limited (**Optus**).

In accordance with ASX Listing Rule 3.3, Singapore Telecommunications Limited (ASX Code:SGT) advises the following in relation to the off-market bid (**Bid**) by SingTel Optus Pty Limited, through its wholly owned subsidiary Optus, of all of the ordinary shares in Alphawest Limited (**Alphawest**):

1. the offer period in respect of the offers dated 14 September 2005 under the Bid ended at 7.00pm Sydney, Australia time on 3 November 2005;

2. at the end of the offer period under the Bid, the percentage of securities in the bid class in which Optus and its associates have a relevant interest is 97.79%; and

3. Optus will proceed with compulsory acquisition of the remaining ordinary shares in Alphawest.

Yours faithfully

MINTER ELLISON

Costas Condoleon
Partner

Karen Gazzard
Senior Associate

Contact: Karen Gazzard Direct phone: +61 2 9921 4243 Direct fax: +61 2 9921 8146
Email: karen.gazzard@minterellison.com
Partner responsible: Costas Condoleon Direct phone: +61 2 9921 4694

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/11/2005

TIME: 20:14:27

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Off-market bid for Alphawest Limited by Optus Networks

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

SEC File No: 82-3622

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	02-Nov-2005 15:03:44
Announcement No.	00024

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Monthly Report on quotation of CHESS Units of Foreign Financial Products relating to shares of Singapore Telecommunications Limited on the Australian Stock Exchange Limited.
Description	Attached is an announcement made by Singapore Telecommunications Limited to the Australian Stock Exchange Limited ("ASX") today, as required by ASX in accordance with its quotation arrangements.
Attachments:	App3B-311005-sgx.pdf Total size = **340K** (2048K size limit recommended)

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Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests ("CDIs") issued over ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	At 30 September 2005 664,274,271 Net transfers* 66,005,419 At 31 October 2005 598,268,852 * Transfers between CDIs and ordinary shares listed on the Stock Exchange of Singapore Exchange Securities Trading Limited ("SGX-ST")
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	See item 1 above

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Not applicable
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Transfers between CDIs and ordinary shares listed on SGX-ST
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	See item 2 above

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
598,268,852 (as at 31 October 2005)	CDIs issued over ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
16,092,419,414 (as at 31 October 2005)	Unquoted ordinary shares (including 9,836,895,692 ordinary shares held by Temasek Holdings (Private) Limited) which are listed on the SGX-ST
81,984,937 (as at 31 October 2005)	Singapore Telecom Share Option Scheme 1999 Options

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1 (item 2)

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

+ See chapter 19 for defined terms.

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________ Date: 2 November 2005

Print name: Lim Li Ching (Ms)
Assistant Company Secretary

SINGAPORE TELECOMMUNICATIONS LIMITED
ARBN 096701567

Top 20 Holders of ORD & DEF GROUPED

G1/ORD & DEF GROUPED

Rank	Name	Units	% of CUFS
1	WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW	141,160,095	23.59
2	NATIONAL NOMINEES LIMITED GPO BOX 1406M MELBOURNE VIC	87,343,058	14.59
3	J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW	75,873,179	12.68
4	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED GPO BOX 5430 SYDNEY NSW	24,849,851	4.15
5	CITICORP NOMINEES PTY LIMITED GPO BOX 764G MELBOURNE VIC	23,909,358	4.00
6	COGENT NOMINEES PTY LIMITED PO BOX R209 ROYAL EXCHANGE NSW	22,305,791	3.73
7	UBS NOMINEES PTY LTD <PRIME BROKING A/C> LEVEL 25 1 FARRER PLACE GOVERNOR PHILLIP TOWER SYDNEY NSW	19,773,532	3.30
8	GOVERNMENT SUPERANNUATION OFFICE (A/C STATE SUPER FUND) C/- NATIONAL NOMINEES LIMITED GPO BOX 1406M MELBOURNE VIC	11,986,988	2.00
9	CITICORP NOMINEES PTY LIMITED <CFS WSLE 452 AUST SHARE A/C> GPO BOX 764G MELBOURNE VIC	11,026,763	1.84
10	WESTPAC FINANCIAL SERVICES LIMITED C/- WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW	9,992,681	1.67
11	VICTORIAN WORKCOVER AUTHORITY C/- NATIONAL NOMINEES LIMITED GPO BOX 1406M MELBOURNE VIC	8,616,402	1.44
12	ANZ NOMINEES LIMITED <CASH INCOME A/C> GPO BOX 2842AA MELBOURNE VIC	6,271,342	1.05
13	HEALTH SUPER PTY LTD C/- NATIONAL NOMINEES LIMITED GPO BOX 1406M MELBOURNE VIC	6,149,430	1.03
14	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH BOFF SUPER A/C> GPO BOX 764G MELBOURNE VIC	5,489,493	0.92
15	QUEENSLAND INVESTMENT CORPORATION C/- NATIONAL NOMINEES LIMITED GPO BOX 2242 BRISBANE QLD	5,391,007	0.90
16	TRANSPORT ACCIDENT COMMISSION C/- NATIONAL NOMINEES LTD GPO BOX 1406M MELBOURNE VIC	5,290,758	0.88
17	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 1 A/C> GPO BOX 764G MELBOURNE VIC	4,600,000	0.77
18	THE AUSTRALIAN NATIONAL UNIVERSITY INVESTMENT SECTION CANBERRA ACT	3,600,000	0.60
19	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED GPO BOX 5302 SYDNEY NSW	3,486,254	0.58
20	WESTPAC LIFE INSURANCE SERVICES LIMITED C/- WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW	3,400,934	0.57
Total		480,516,916	80.29

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/11/2005

TIME: 17:39:59

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lee Bee Chin

From: ASX.Online@asx.com.au
Sent: 02 November, 2005 2:40 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

278480.pdf

```
ASX confirms the release to the market of Doc ID: 278480 as follows:
Release Time: 02-Nov-2005  17:39:51
ASX Code: SGT
File Name: 278480.pdf
Your Announcement Title: Appendix 3B
```

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/11/2005

TIME: 17:49:26

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Top 20 holders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lee Bee Chin

From: ASX.Online@asx.com.au
Sent: 02 November, 2005 2:50 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

278485.pdf

ASX confirms the release to the market of Doc ID: 278485 as follows:
Release Time: 02-Nov-2005 17:49:23
ASX Code: SGT
File Name: 278485.pdf
Your Announcement Title: Top 20 List